SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Eni in 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: May 31, 2010

Contents

Contents

COUNTRIES OF ACTIVITY

- EXPLORATION & PRODUCTION
- GAS & POWER
- REFINING & MARKETING
- ENGINEERING & CONSTRUCTION
- PETROCHEMICALS

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom

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MISSION

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Africa
Algeria, Angola, Cameroon, Congo, Côte d'Ivoire, Egypt, Equatorial Guinea, Gabon, Ghana, Libya, Mali, Morocco, Mozambique, Nigeria, Tunisia

Asia and Oceania
Australia, Azerbaijan, China, East Timor, India, Indonesia, Iran, Iraq, Kazakhstan, Kuwait, Malaysia, Oman, Pakistan, Papua-New Guinea, Qatar, Russia, Saudi Arabia, Singapore, Taiwan, Thailand, Turkmenistan, Ukraine, the United Arab Emirates, Vietnam, Yemen

Americas
Argentina, Brazil, Canada, Colombia, Dominican Republic, Ecuador, Mexico, Peru, Trinidad & Tobago, the United States, Venezuela

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2009 Results

€13.1 billion	€16.0 billion	€11.1 billion	€1.00	78,417
Adjusted operating profit	Capital expenditures and acquisitions	Cash flow from operations	Dividend per share	Employees as of Dec. 31

Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction
The Exploration & Production Division (E&P) includes oil and natural gas exploration, development and production mainly in Italy, North and West Africa, the North Sea, the Gulf of Mexico, Latin America, Australia and in high potential areas such as the Caspian Sea, the Middle and Far East, India, Russia and Alaska.	The Gas & Power Division (G&P) engages in the supply, regasification, transport, storage, distribution and marketing of natural gas and in power generation and sales activities mainly in Europe, leveraging on a unique integrated business model.	The Refining & Marketing Division (R&M) engages in refining and marketing of petroleum products mainly in Europe. Through R&M, Eni is the main operator in refining in Italy and is the market leader in product distribution in Italy.	The Engineering & Construction Division (E&C) engages in the execution of large offshore projects for the oil industry, mainly sub-sea pipeline laying and construction of production platform, drilling services and project engineering, procurement and commissioning of plants for the oil and gas and petrochemical industries.
€9.5 billion *Adjusted operating profit*	€3.9 billion *Adjusted operating profit*	(€0.4) billion *Adjusted operating profit*	€1.1 billion *Adjusted operating profit*
€9.5 billion *Capital expenditures*	€1.7 billion *Capital expenditures*	€0.6 billion *Capital expenditures*	€1.6 billion *Capital expenditures*
1,769 kboe/d *Hydrocarbon production*	103.72 bcm *Worldwide gas sales*	34.55 mmtonnes *Refining throughputs on own accounts*	€9.92 billion *Orders acquired*
6,571 mmboe *Proved hydrocarbon reserves*	33.96 Twh *Electricity sold*	12.02 mmtonnes *Retail sales in Europe*	€18.73 billion *Order backlog*
10,870 *Employees as of Dec. 31*	11,404 *Employees as of Dec. 31*	8,166 *Employees as of Dec. 31*	35,969 *Employees as of Dec. 31*

Eni Group

Natural gas supply, regasification, transport, storage, distribution and marketing; power generation and electricity sales gas & power
Transport, regasification, storage and distribution - Italy
snam rete gas (eni 52.54%)
exploration & production
Oil and natural gas exploration, development and production
refining & marketing
Refining and marketing of petroleum products
eni
engineering & construction
saipem (eni 42.9 %)
Services for the oil&gas industry
other activities
Corporate, financial and service companies
petrochemical
polimeri europa (eni 100 %)
Production and sale of petrochemical products

2 6 12 20 28 34 38 46 50 51 60 64 68

“Eni in 2009” report comprises an extract of the description of the business, the management’s discussion and analysis of financial condition and results of operations and certain other company information from Eni’s Annual Report for the year ended December 31, 2009. It does not contain sufficient information to allow as full an understanding of financial results, operating performances and business developments of Eni as Eni 2009 Annual Report. It is not deemed to be filed or submitted with any Italian or US market or other regulatory authorities.
You may obtain a copy of “Eni in 2009” and “Eni 2009 Annual Report” on request, free of charge (see the request form on Eni’s web site - eni.com - under the section “Publications”).
“Eni in 2009” and “Eni 2009 Annual Report” may be downloaded from Eni’s web site under the section “Publications”.

All financial data presented in this report is based on consolidated financial statements prepared in accordance with IFRS.
For definitions of certain financial and operating terms see “Frequently used terms” section, on page 60.

This report contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.	Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

As Eni shares, in the form of ADRs, are listed on the New York Stock Exchange (NYSE), an Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission in accordance with the US Securities Exchange Act of 1934.
Hard copies may be obtained free of charge (see the request form on Eni’s web site - eni.com - under the section “Publications”). Eni discloses on its Annual Report on Form 20-F significant ways in which its corporate governance practices differ from those mandated for US companies under NYSE listing standards.
The term “shareholders’” in this report means, unless the context otherwise requires, investors in the equity capital of Eni SpA, both direct and/or indirect.

Eni shares are traded on the Italian Stock Exchange (Mercato Telematico Azionario) and on the New York Stock Exchange (NYSE) under the ticker symbol “E”.

Contents

In 2009, Eni delivered better results than expected, amongst the best in our industry, against the backdrop of the worst economic recessions over the past 60 years. Our integrated business portfolio has again proved its resilience, and we managed to mitigate the impact of the downturn on the Company.

We delivered on our targets, positioning the Company for future growth. In E&P, we are strategically focusing on giant projects in the world’s fastest-growing oil-producing areas, namely Iraq and Venezuela. We entered new, high-potential areas like Ghana, and signed a number of framework agreements in our core regions of Russia, the Caspian Sea (Kazakhstan and Turkmenistan) and Africa. In G&P, we completed the acquisition of Distrigas and the reorganization of our regulated businesses in Italy.
We strengthened our long-standing strategic partnership with Gazprom, celebrating its 40th year of activity in 2009. We plan to continue developing joint projects in the sectors of upstream and natural gas markets.
On January 22, 2010, we signed a Technical Service Contract for the development of the Zubair field in Iraq, under a 20-year term with an option for a further 5 years, targeting a production plateau of 1.2 mmboe/d by 2016.
On January 26, 2010 we signed an agreement with the Venezuelan state-owned company PDVSA for the joint development of the giant field Junin 5, with 35 bbbls of certified heavy oil in place.
In 2009, Eni has been acknowledged as one of the best oil and gas companies in the Dow Jones Sustainability Index.
We have continued to focus on improving efficiency in all our businesses. The cost reduction program we launched in 2006 has delivered euro 0.4 billion of savings in 2009 and euro 1.3 billion to date.

Despite an ongoing recovery in oil prices, the outlook for 2010 points to significant challenges. However, our strategy remains unchanged. We continue to target superior production growth over the long-term and to strengthen our leadership position in the European gas market, while maintaining a strong financial position and creating value for our shareholders.

FINANCIAL PERFORMANCE
Eni’s 2009 net profit was euro 4.37 billion.
Adjusted net profit was euro 5.21 billion, a decrease of 49% compared to 2008, driven by the sharp decline in oil prices recorded in the first nine months of the year. The result was also affected by weak refining margins and a higher adjusted tax rate. On the positive side, the Gas & Power and Engineering & Construction segments both reported improved results.
Adjusted return on average capital employed was 9.2%.
Net cash generated by operating activities amounted to euro 11.1 billion. Proceeds from disposals were euro 3.6 billion and further a euro 1.5 billion was provided by a share capital increase that was subscribed by Snam Rete Gas minorities as part of the restructuring plan of Eni’s regulated gas businesses in Italy. These inflows were used to fund part of the financing requirements associated with organic capital expenditures and exploration projects amounting to euro 13.7 billion, the completion of the Distrigas acquisition for euro 2.04 billion, and the payment of euro 4.17 billion to Eni’s shareholders via dividends.
Our net debt to equity ratio at year end was 0.46.
The results achieved in 2009 enable us to propose at the Annual General Shareholders Meeting a dividend of euro 1.00 per share, of which euro 0.50 was paid as an interim dividend in September 2009.

SUSTAINING GROWTH AND SHAREHOLDER RETURNS
Our strategic direction has remained unchanged. Our strong pipeline of capital projects and investment opportunities will enable us to deliver on our growth targets.
Over the next four years, we plan to invest euro 52.8 billion to fuel continuing organic growth, including the strategic projects in Iraq and Venezuela. This is an increase of approximately 8% from the previous plan. The projected cash flows and planned divestments will enable us to service the financing requirements associated with capital expenditures and shareholders’ remuneration.

In Exploration & Production, we achieved adjusted net profit of euro 3.9 billion, down 50.9% compared to 2008, driven by an unfavorable trading environment for oil prices in the first nine months (Brent prices were down 37%), lower sales volumes and a higher tax rate.
Oil and gas production was 1,769 kboe/d, down 1.6% from 2008. When excluding OPEC restrictions amounting to approximately 28 kbbl/d, production remained substantially unchanged from a year ago.
Our all-sources reserve replacement ratio was 96%, resulting in a reserve life index of 10.2 years at December 31, 2009 (10 years in 2008).
Over the course of the year we increased our resource base by more than 1 billion boe thanks to successful exploration activities in Venezuela, with the giant Perla discovery, Angola, Ghana and the Gulf of Mexico. This was achieved amid a 30% reduction in exploration expenses year on year.
In 2009 a total of 27 new fields have been put into production, which will add 190 kboe/d to our production at plateau.
In addition to the above-mentioned agreements in Iraq and Venezuela, our upstream portfolio has been further strengthened by continuing exploration success in Angola, acquisition of new licenses in Ghana, the Barents Sea and Pakistan.

We entered the unconventional gas sector in the USA with the purchase of a stake in the Alliance Area containing shale gas, from Quicksilver Resources Inc, and in Indonesia by purchasing a 37.8% interest in the Sanga Sanga license for the production of coal bed methane.

We target an average annual production increase higher than 2.5% in the 2010-2013 plan. By 2013, our hydrocarbon production will hit 2.00 million bbl/d, based on our $65 per barrel Brent price scenario. Most of our projects are in the final investment decision stage or have already been sanctioned.
Three quarters of our 2013 production will come from fields already operating in 2009, and the rest from new start-ups, particularly the Zubair project in Iraq, Kashagan in the Caspian Region and Algeria

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ENI IN 2009 LETTER TO SHAREHOLDERS

with the fields acquired from First Calgary. Overall, new start-ups will add approximately 560 kbbl/d by 2013.

In Gas & Power, we reported adjusted net profit of euro 2.92 billion, an increase of 10% from 2008, despite very weak market conditions, with gas consumption down by 7.4% in Europe and 10% in Italy. This result was largely due to stable performances in the regulated businesses, excellent results achieved by Distrigas and integration synergies. Sales volumes were stable at 104 bcm, as a result of expansion in European markets that made for declining sales in Italy (down 24%).
Leveraging on our strategic partnership with Gazprom, we renegotiated terms and conditions of our main long-term supply contracts, improving our operating flexibility.

Our strategy will focus on strengthening our leadership in the European gas market, as well as margins and market share in Italy, relying upon our commercial strength, long-term relationships with producing countries and access to international transport infrastructures.

This access will not be impaired by the possible divestment of our interests in three gas import pipelines from Russia and Northern Europe, which we have proposed to the relevant European authorities in order to settle an antitrust procedure.
In 2010 we expect a weak recovery in gas demand, particularly in Italy. Commercial integration with Distrigas and the advantages granted to us by renegotiating supply contracts with international suppliers will enable us to make for any declines in domestic markets, targeting sales volumes at the same level as in 2009. By 2013, we expect to grow our gas sales by an average growth rate higher than 3% a year, targeting a volume of 118 bcm.
Our regulated businesses in Italy are expected to deliver stable returns, independent of trends in the gas market. They will be supported by guaranteed returns on planned capital expenditures and the cost synergies deriving from integrating gas transport, distribution and storage activities.

In Refining & Marketing we reported adjusted net loss of euro 197 million due to an extremely weak refining scenario (down by 52% the TRC Brent margin). Refining throughputs were reduced by one million tonnes. These impacts were partly offset by the good performance in marketing as a result of effective marketing initiatives.
In 2010, we expect a challenging refining environment and we will react accordingly by selectively strengthening our refineries, improving conversion capacity and increasing energy efficiency.
In marketing, we aim to reinforce our leadership in the Italian market through continuing improvements in quality standards, loyalty programs and enhanced non-oil services, along with the re-branding of our service stations to the Eni brand. Abroad, we will focus on growth in three countries: Germany, Switzerland and Austria. On January 21, 2010 we purchased 135 service stations, wholesale	activities and logistics and storage assets from Exxon in Austria.

In Engineering & Construction, we reported an improved adjusted net profit of euro 892 million (14% higher than in 2008) thanks to a better operating performance driven by a strong order backlog and increased efficiency. Saipem is completing the expansion of its world-class fleet of construction and drilling vessels, consolidating its leading position in the project management, engineering and construction activities within the oilfield services industry.

In Petrochemicals we reported adjusted losses at both operating and net profit levels (down euro 426 million and euro 340 million, respectively) due to an unfavorable market environment that was dragged down by weak demand, excess capacity and strong competitive pressures on commodity products.
Our target is to improve efficiency, shifting our product mix to higher value added products and selectively investing in areas where we can count on competitive advantages (styrenics and elastomers), also leveraging on our proprietary technologies.

SUSTAINABLE DEVELOPMENT
We intend to maintain our position: an oil and gas company with one of the highest sustainability ratings in the world.

We will strive to improve the sustainability of our activities through our commitment to research and innovation, the development of local communities, the protection of the environment, the endorsement of higher health and safety standards and people empowerment. In conducting operations and in our relations with partners we uphold the protection and promotion of human rights.
Eni reaffirms its commitment to Research and Innovation over the next four years by starting a new phase where our strategic priorities will be developing technologies for finding and producing hydrocarbons, the sustainable use of renewable energy and environmental restoration and clean-up of divested sites. We will pursue these objectives by forging strategic alliances with poles of international excellence and constant commitment of dedicated Eni resources.
Key to the Company’s success is our strong attention to our people. In managing human resources, we are committed to implementing programs to improve leadership skills, increase knowledge and promote international development.
We continue to strengthen important relationships with our local partners as part of a cooperation model that aims at developing host countries, through the valorization of local resources, exploitation of specific skills, as well as the realization of projects and the definition of cooperation agreements.
In conclusion, in spite of an unfavorable energy and market environment, Eni delivered a good year. 2010 will pose further challenges but Eni’s strategic positioning will enable it to continue to deliver industry-leading results and create sustainable value for its shareholders in both the short and the long-term.

March 11, 2010

In representation of the Board of Directors

Chairman	Chief Executive Officer

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Contents

	2007	2008	2009
(euro million, unless otherwise specified)
Net sales from operations		87,204	108,082	83,227
Operating profit		18,739	18,517	12,055
Adjusted operating profit		19,004	21,608	13,122
Net profit attributable to Eni		10,011	8,825	4,367
Adjusted net profit attributable to Eni		9,569	10,164	5,207

Net cash provided by operating activities		15,517	21,801	11,136
Capital expenditures and investments		20,502	18,867	16,018
Capital expenditures		10,593	14,562	13,695
Investments		9,909	4,305	2,323
Cash dividends to Eni’s shareholders		4,583	4,910	4,166

Research and development costs		208	217	207
Total assets at year end		101,460	116,673	117,529
Debts and bonds at year end		19,830	20,837	24,800
Shareholders’ equity including minority interest at year end		42,867	48,510	50,051
Net borrowings at year end		16,327	18,376	23,055
Net capital employed at year end		59,194	66,886	73,106

Return On Average Capital Employed (ROACE)	(%)
Reported		20.5	15.7	8.0
Adjusted		19.4	17.6	9.2
Leverage		0.38	0.38	0.46

ENI AT A GLANCE	Company to benefit from economies of scale, and (iii) our presence in low-cost legacy areas;

■ Over the last five years, our Gas & Power business has been successfully transformed from a local Italian player to a truly European leader in the gas sector, with a market share of 21%, with the strategic acquisition of Distrigas playing a major role. In spite of an uncertain gas demand outlook and stronger competition, Eni intends to continue growing its international sales leveraging on our European leadership. Our competitive advantages are ensured by gas availability under long-term supply contracts and equity gas, also including benefits associated with recent contract renegotiations, access to infrastructures, established relationships with key producing countries (mainly Russia, Algeria and Libya), market knowledge, a widespread commercial sale force and a strong customer base. Meanwhile, our regulated gas businesses will continue delivering steady profitability by extracting synergies from the integration of the Italian businesses in a single entity and the guaranteed returns on new investments;

■ Our Refining & Marketing business has a size that is comparatively smaller than most of international oil companies.

■ BUSINESS PORTFOLIO
Eni is a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. We have three major businesses:

■ Our Exploration & Production business can count on a high-quality portfolio of oil and gas resources which will provide a strong platform for growth in future years. Over the last five years, this portfolio has been strengthened through continuing exploration success, progressing development activities and project sanctions, as well as execution of a number of selective and synergic acquisitions in areas we better know. At 30 billion boe, our resource base will ensure one of the most attractive production profiles in the industry. On the cost side, we intend to maintain best in class lifting cost per barrel in the industry leveraging on: (i) enlarging the number of projects in which we retain operatorship which ensure better control on cost budgets and time schedules; (ii) increasing exposure to giant projects which enable the

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ENI IN 2009 PROFILE OF THE YEAR

This represents an advantage in a particularly unfavorable trading environment and outlook for the refining business. We will cope with this challenging environment by improving our cost position, selectively upgrading our best refining assets, and leveraging on our market leadership in Italian retail operations, targeting to achieve positive cash flow by 2012.

Finally, in the engineering and oilfield services business, we have created a recognized world leader in the sector. Saipem, which in	2006 was merged with our engineering subsidiary Snamprogetti, provides Eni with the necessary competencies, expertise, and access to technologies, to design and execute world scale projects, representing a key element supporting Eni growth and innovation plans.

This integrated business model represents a distinctive and unique set of assets, underpinned by the Company’s operating and capital efficiency.

VOLUME SUMMARY	2007	2008	2009
Exploration & Production
Estimated net proved reserves of hydrocarbons (at period end)	(mmboe)	6,370	6,600	6,571
- Liquids	(mmbbl)	3,219	3,335	3,463
- Natural gas	(bcf)	18,090	18,748	17,850
Average reserve life index	(year)	10.0	10.0	10.2
Production of hydrocarbons	(kboe/d)	1,736	1,797	1,769
- Liquids	(kbbl/d)	1,020	1,026	1,007
- Natural gas	(mmcf/d)	4,114	4,424	4,374

Gas & Power
Worldwide gas sales	(bcm)	98.96	104.23	103.72
- of which E&P sales (a)	(bcm)	5.39	6.00	6.17
LNG sales	(bcm)	11.7	12.0	12.9
Customers in Italy	(million)	6.61	6.63	6.88
Gas volumes transported in Italy	(bcm)	83.28	85.64	76.90
Electricity sold	(TWh)	33.19	29.93	33.96

Refining & Marketing
Refining throughputs on own account	(mmtonnes)	37.15	35.84	34.55
Conversion index	(%)	56	58	60
Balanced capacity of refineries	(kbbl/d)	748	737	747
Retail sales of petroleum products in Europe	(mmtonnes)	11.80	12.03	12.02
Service stations in Europe at period end	(units)	6,440	5,956	5,986
Average throughput of service stations in Europe	(kliters)	2,486	2,502	2,477

Engineering & Construction
Orders acquired	(euro million)	11,845	13,860	9,917
Order backlog at period end	(euro million)	15,390	19,105	18,730

Employees at period end	(units)	75,862	78,880	78,417

(a)	E&P sales include volumes marketed by the Exploration & Production division in Europe (3.59, 3.36 and 2.57 bcm in 2007, 2008 and 2009 respectively) and in the Gulf of Mexico (1.8, 2.64 and 3.60 bcm in 2007, 2008 and 2009 respectively).

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ENI IN 2009 PROFILE OF THE YEAR

■ STRATEGY
In spite of uncertain perspectives for the global economy and muted expectations for the energy scenario on both the short and medium term, our strategic direction has remained unchanged. Eni will continue pursuing growth and creating sustainable long-term shareholders’ value.

Our strategy will leverage on Eni’s unique integrated business model, its high-quality asset portfolio and investment opportunities.

Eni’s strategy is based on the following pillars:
- to preserve a solid capital structure;
- to select the best capital and investment opportunities;
- to pursue capital and operating efficiency;
- to manage risks;
- to leverage research and innovation;
- to apply the highest ethical principles of business conduct;
- to promote the sustainability of the business model.

Preserve a solid financial structure
Eni intends to preserve a solid capital structure targeting an optimal mix between net borrowings and shareholders’ equity, at the same time continuing to invest to fuel profitable growth and rewarding investors. Eni’s ability to generate strong operating cash flows, disciplined approach to investments, capital efficiency and business strategy underpin our solid financial structure.

Select the best capital and investment opportunities
The achievement of Eni’s growth targets is supported by a disciplined and selective approach when making investment decisions. Once an investment opportunity has been identified, it is carefully evaluated based on our medium and long-tem scenario for the macroeconomic environment and commodity prices that reflects our management’s view of the fundamentals underlying the expected trends for oil and products prices. The company selects and executes such capital projects able to generate attractive returns and deliver shareholders’ value. The same approach applies when acquiring an asset or a corporation. Acquisitions go through a rigorous appraisal process to test whether a deal is accretive to shareholders’ value and its strategic rationale i.e. fit with our existing asset portfolio.
In the last five years we spent some euro 17 billion to capture upstream and downstream gas opportunities to strengthen our market leadership in Europe and our competitive position in upstream legacy areas.

Pursue capital and operating efficiency
Eni is committed to pursuing high levels of operating and capital efficiency. We attain this by applying industry best practices and effective management systems to all of our operations, building on core competencies and continuously updating and improving internal processes, as in the case of energy-saving initiatives at our industrial plants and the achievement of standards of operational excellence in our upstream business. We have stepped up our efforts to streamline our organization by reducing decision-making levels and centralizing responsibilities over business supporting processes to reap economies of scale resulting in significant savings in our procurement and ICT optimization and rationalization. Integration across our businesses enables	Eni to both pursue joint opportunities in the marketplace and achieve synergies from the vertical and physical integration of our facilities, so as to maximize value and returns from our assets. We improve our profitability by implementing cost control initiatives, enhancing product margins by promoting customer-oriented business policies and reducing the cost-to-serve, also leveraging long-standing relationship with key suppliers and partners to obtain competitive contractual conditions.

Manage risks
Eni has developed internal policies and guidelines aiming at effectively identifying, assessing and managing risks in order to minimize their impact on the value of the Company’s assets. Our primary sources of risk are the nature and scope of our operations, the trading environment and the geographic diversity of the business.
Firstly, we have adopted proven management systems to achieve the highest operating standards to preserve the environment and protect health and safety of our workers, third parties and the communities involved by our activity, ensuring at the same time compliance with all applicable laws and regulations. Our integrated HSE management system encompasses a full cycle of planning, executing, controlling and evaluating HSE performances of our operations so as to foster a continuing learning process to minimize risks.
Secondly, we manage risks deriving from the trading environment, including risks from the exposure to movements in commodity prices, interest rates and foreign currency exchange rates, in a way to achieve a tolerable level of exposure to potential losses in earnings or assets’ value in accordance with our conservative financial policies.
Finally, due to the scale and reach of our Company, we are exposed to unfavorable socio political developments in many of our countries of operations. While we acknowledge that certain risks are unavoidable, we are deeply convinced that establishing constructive relationships with host countries’ institutions, representatives and communities is the best way to uphold profitable operations.

Leverage research and innovation
Meeting global energy demand needs requires us to develop new technologies designed to create sustainable competitive advantages. We have consistently invested significant amounts of resources in excess of euro 0.2 billion per year for many years to date and we plan to continue investing steadily in R&D with euro 1.4 billion in the next four years. We have successfully developed incremental innovations supporting our businesses’ competitive positions, particularly in exploring for and enhancing the recovery rate of hydrocarbons while at the same time we have continued to make progress on our potentially break-through technologies intended to monetize large worldwide availability of stranded gas and high-sulphur content and non-conventional crude oils.
Over a long-term perspective, we believe that our commitment in the fields of solar energy, reduction of GHG emissions and bio-fuels could potentially result in huge rewards for the company.

Apply the highest principles of business conduct
The company has long recognized and upheld high business standards in managing the Group’s activity in the belief that they are an essential prerequisite for success. These standards are set in

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ENI IN 2009 PROFILE OF THE YEAR

our Code of Ethics which is designed to provide all Eni employees with guidelines for appropriate business conduct. Corporate governance, business integrity, honesty, accountability, internal control and respect for human rights are the standards underpinning Eni’s global reputation and ability to create shareholders’ value.

Promote the sustainability of the business model
Sustainable development is at the heart of Eni’s priorities. We wish to make a positive contribution to social and economic development wherever we operate, strengthen the value of our intangible assets and keep the trust of our stakeholders. To attain all these goals, we have integrated sustainability targets and actions into our management, planning and development processes. We are committed to empowering our people, improving leadership skills, strengthen important relationships with local partners as part of a cooperation model that aims at developing host countries, through the valorization of local resources, exploitation of specific skills, as well as the realization of projects and the definition of cooperation agreements. On the back of our strong performance in every field of sustainability, we have been confirmed as one of the best oil and gas companies in the Dow Jones Sustainability Index.

■ RESULTS AND TARGETS
In recent years we have delivered strongly on our strategy, positioning the Company for future growth. Also in 2009, against the backdrop of the worst economic recession over the past 60 years, our integrated business model has again proved its resilience, as we delivered on our targets.

Over the last five years, Eni has been the fastest growing company among international oil majors.
In the Exploration & Production division, oil and gas production has been increasing at an average rate of approximately 1.7%, from 1.6 million boe/d to 1.8 million boe/d.
We maintained best in class lifting cost per barrel of $7.3, thanks to our operational excellence underpinned by our focused presence in core legacy areas which provide low lifting costs and synergies.

Since 2004, our gas sales have grown at a 3.6% rate topping the 100 bcm mark in 2009. As a result of that growth, Eni is the market leader in Europe with a 21% share. International sales have doubled to approximately 60 bcm, while our performance measured in terms of EBITDA pro-forma adjusted has increased by an average of 2% in the period. Our regulated businesses delivered a total shareholder return in the five year period in excess of 65%.

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ENI IN 2009 PROFILE OF THE YEAR

Over the last five years, we have returned more than euro 27 billion to our shareholders through dividends and repurchase of own shares. Of that, approximately 86% has been distributed to shareholders via dividends.

At the same time, we have invested approximately euro 54 billion in capital and exploratory projects in order to fuel organic growth and a further euro 17 billion have been deployed to capture opportunities in the marketplace by closing a number of acquisitions that strengthened our competitive position in our core upstream areas and in the European gas market.
Our capital structure is solid with a ratio of net borrowings to total equity at 0.46. In the last five years our impressive cash flow generation totaled euro 80 billion. Further euro 6.1 billion has been collected by divesting non strategic assets.

Moving forward to the next four years period, Eni will leverage on its distinctive and unique set of assets to continue growing.

The Company is planning to:
• growing profitably oil and gas production in the Exploration & Production business;
• preserving profitability in the Gas & Power business by leveraging on the Company’s competitive position on the European market in spite of an uncertain demand outlook and increasing competition;
• improving profitability and cash generation in the Refining & Marketing business by implementing cost reduction initiatives and tightly selecting our capital projects in the face of a difficult trading environment, also boosting profitability of marketing operations;
• improving revenues and profitability in our Engineering & Construction business leveraging on our strong order backlog and technologically-advanced assets; and
• managing efficiently and effectively our petrochemicals business.
In executing this strategy, management intends to pursue integration opportunities among businesses and within them and to strongly focus on efficiency improvements through technology upgradings, commercial and supply optimization and continuing process streamlining across all businesses. Over the next four years, Eni plans to execute a capital expenditure program amounting to euro 52.8 billion to support continuing organic growth in its businesses.

Capital projects will be assessed and implemented in accordance with tight financial criteria. We intend to grow our oil and gas production at an average annual rate of approximately 2.5% in the 2010-2013 period, targeting a production level in excess of 2 million boe/day in 2013 based on a 65 US$ per barrel Brent price scenario. In our Gas & Power division, management intends to drive sales growth in Europe targeting a level of 59 bcm by 2013, with an annual growth rate of 6% from 2009, enabling us to reach total gas sales of 118 bcm by 2013.

We will continue focusing on improving efficiency in all our businesses. The efficiency program launched in 2006 delivered almost euro 0.4 billion in cost reductions in 2009 and euro 1.3 billion to date. In the next four year period, we are targeting euro 1.1 billion of additional efficiency gains through technology improvement, commercial and supply optimization as well as continuous process streamlining.

Management is strongly focused on preserving a solid balance sheet and an adequate level of liquidity taking into account macroeconomic uncertainties and tight financial markets. For planning purposes, management calculated the Company’s expected cash flows assuming a scenario of Brent prices at 65 $/bbl for the years 2010-2013 to assess the financial compatibility of its capital expenditures programs and dividend policy with internal targets of ratio of total equity to net borrowing. The projected cash flows will enable Eni to finance its capital expenditure plans and to sustain the distribution of dividends to shareholders. Management plans to achieving a ratio of net borrowings to total equity in 2010 in line with 2009 (0.46), while going forward management intends to seek to progressively reduce this ratio to below 40%.

In the next four-year period management intends to pursue a progressive dividend policy. Management intends to pay a euro 1.00 a share dividend for 2010, and thereafter growing the dividend in line with OECD inflation. This dividend policy is based on management’s planning assumptions for oil and gas prices at 65 $/bbl flat in the 2010-2013 period.

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ENI IN 2009 PROFILE OF THE YEAR

SHAREHOLDER INFORMATION	2007	2008	2009
Net profit pertaining to Eni:
- per share (a)	(euro)	2.73	2.43	1.21
- per ADR (a) (b)	(US$)	7.49	7.15	3.36

Adjusted net profit pertaining to Eni:
- per share (a)	(euro)	2.61	2.79	1.44
- per ADR (a) (b)	(US$)	7.16	8.21	4.01

Dividend:
- per share (c)	(euro)	1.30	1.30	1.00
- per ADR (b)	(US$)	3.56	3.82	2.79
Pay-out	(%)	47	53	83
Dividend yield (d)	(%)	5.3	7.6	5.8
Total shareholder return (TSR)	(%)	3.2	(29.1)	13.7
Number of shares outstanding:
- at year end (e)	(million)	3,656.8	3,622.4	3,622.4
- average (fully diluted) (f)	(million)	3,669.2	3,638.9	3,622.4

Market capitalization (g)	(euro billion)	91.6	60.6	64.5

Market quotations for common stock on the Mercato Telematico Azionario (MTA)
High	(euro)	28.33	26.93	18.35
Low	(euro)	22.76	13.80	12.30
Average daily close	(euro)	25.10	21.43	16.59
Year-end close	(euro)	25.05	16.74	17.80

Market quotations for ADR on the New York Stock Exchange
High	(US$)	78.29	84.14	54.45
Low	(US$)	60.22	37.22	31.07
Average daily close	(US$)	68.80	63.38	46.36
Year-end close	(US$)	72.43	47.82	50.61

Average daily traded volumes	(million of shares)	30.5	28.7	27.9
Value of traded volumes	(euro million)	773.1	610.4	461.7

(a)	Ratio of net profit and average number of shares outstanding in the year, assuming dilution. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(b)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.
(c)	Dividend per share pertaining to the year. This dividend is paid in two tranches. An interim dividend is paid in the same year, as approved by the Board; the balance to the full year dividend is paid in the following calendar year (after approval by the Annual Shareholders’ Meeting).
(d)	Ratio of dividend for the period to the average price of the Eni shares recorded on the Italian Stock Exchange in December.
(e)	Excluding treasury shares.
(f)	Calculated by excluding own shares in portfolio.
(g)	Number of outstanding shares by references price at year end.

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2007	2008	2009
Net sales from operations (b)	(euro million)	26,920	33,042	23,801
Operating profit		13,433	16,239	9,120
Adjusted operating profit		13,770	17,222	9,484
Adjusted net profit		6,328	7,900	3,878
Capital expenditures		6,480	9,281	9,486
of which: exploration expenditures (c)		1,659	1,918	1,228
Adjusted capital employed, net		23,826	30,362	32,455
Adjusted ROACE	(%)	30.4	29.2	12.3

Average realizations
- Liquids	($/bbl)	67.70	84.05	56.95
- Natural gas	($/mmcf)	5.42	8.01	5.62
- Total hydrocarbons	($/boe)	53.17	68.13	46.90

Production (d)
- Liquids	(kbbl/d)	1,020	1,026	1,007
- Natural gas	(mmcf/d)	4,114	4,424	4,374
- Total hydrocarbons	(kboe/d)	1,736	1,797	1,769

Estimated net proved reserves (d) (e) (f)
- Liquids	(mmbbl)	3,219	3,335	3,463
- Natural gas	(bcf)	18,090	18,748	17,850
- Total hydrocarbons	(mmboe)	6,370	6,600	6,571

Reserve life index	(years)	10.0	10.0	10.2
All sources reserve replacement ratio (d) (f)	(%)	90	135	96

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit following restructuring of Eni’s regulated gas businesses in Italy. Prior period results have been restated accordingly.
(b)	Before the elimination of intragroup sales.
(c)	Includes exploration bonuses.
(d)	Includes Eni’s share of equity-accounted entities.
(e)	The new US SEC rule has changed the pricing mechanism for oil & gas reserves estimation in 2009. It specifies that, in calculating economic producibility, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Prior period results use the one day price measured on the last day of the company’s fiscal year.
(f)	Includes a 29.4% stake of the reserves of the three equity-accounted Russian companies participated by joint venture OOO SeverEnergia, owned by Eni (60%) and its Italian partner Enel (40%) which on September 23, 2009 completed the divestment of the 51% stake in the venture to Gazprom in line with the call option arrangement.

2009 HIGHLIGHTS

Portfolio developments
In 2009 we have continued capturing opportunities to strengthen our portfolio by focusing on highly synergic assets with significant upside potential, positioning the Company to deliver growth and value over the coming years:
- Signed a technical service contract, under a 20-year term with an option for further 5 years, with Iraqi National Oil Companies to develop the Zubair oil field.
- Signed an agreement with the Venezuelan National Oil Company PDVSA for the joint development of the Junin 5 giant	field, located in the Orinoco oil belt.
- Acquired from Quicksilver Resources Inc a 27.5% interest in the Alliance area, in Northern Texas with gas shale reserves. Quicksilver has retained the 72.5% of the property and operatorship.
- Awarded a 37.8% stake in the Indonesian Sanga Sanga license for the production of coal bed methane.
- Finalized a Memorandum of Understanding with Angola’s National Oil Company Sonangol providing for a feasibility study addressing use of associated gas in feeding a new onshore power plant and upstream sector initiatives in the Angola

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ENI IN 2009 BUSINESS REVIEW / EXPLORATION & PRODUCTION

onshore basins, as well as other sustainability projects.
- Signed a Protocol for Cooperation with the government of Pakistan to develop a number of important upstream, midstream and downstream projects in the Country.
- Signed an agreement with the Egyptian Country Ministry for Oil for a ten-year extension of the concession for the giant Belayim field. Eni will invest approximately $1.5 billion over the next five years to execute development expenditures, upgrading actions and operating costs.
- Signed a strategic partnership with the Oil Ministry of the Democratic Republic of Congo envisaging cooperation in developing the Country’s conventional and unconventional oil reserves, upgrading industrial facilities and training projects.
- Finalized a cooperation agreement with the Kazakh National Oil Company KazMunaiGas providing for joint exploration activities; studies of gas optimization in Kazakhstan and evaluation of a number of industrial initiatives including upgrading of the Pavlodar refinery, in which KMG holds a majority interest.
- Signed a Memorandum of Understanding with Turkmenistan aimed at promoting and reinforcing the partnership in the development of the oil industry in the Country.

Portfolio optimization
On April 7, 2009 we divested a 20% interest in OAO Gazprom Neft based on the call option agreement with Gazprom. The transaction amounted to euro 3,070 million.

On September 23, 2009, Eni and its Italian partner Enel in the 60-40% owned joint venture OOO SeverEnergia completed the divestment of a 51% stake in the venture to Gazprom based on the call option exercised by the Russian company. The total cash consideration amounted to $940 million net to Eni. The three partners are committed to producing first gas from the Samburskoye field by June 2011, targeting a production plateau of 150 kboe/d within two years from the start of production.

As part of a plan to optimize the upstream portfolio, the Company has reorganized its upstream activity in Italy. Three clusters of oil and gas properties were enucleated – the Pianura Padana region, the Central Italy prospicient the Adriatic Sea and the Ionian offshore near the Calabria region – and contributed in kind to newly established subsidiaries. Divestment procedures are underway which relate to the two subsidiaries operating the Pianura Padana and the Central Italy properties respectively.	2009 Performance
Adjusted net profit for the full-year was euro 3,878 million, a decrease of euro 4,022 million from 2008 (down 50.9%) driven by lower oil realizations as a result of the negative price environment recorded in the first nine months of the year, lower gas realizations and lower sales volumes. These negatives were partly offset by the depreciation of the euro against the dollar.

Return on average capital employed calculated on an adjusted basis was 12.3% in 2009 (29.2% in 2008).

Full-year liquids and gas realizations in dollar terms declined by 31.2% on average reflecting market conditions (Brent dated was down 36.6%).

Oil and natural gas production for the full-year 2009 amounted to 1,769 kboe/d, down 1.6% from a year earlier. When excluding OPEC cuts amounting to approximately 28 kbbl/d, it was substantially unchanged. Continuing production ramp-up and the start-up of new fields helped make for lower production uplifts associated with weak European gas demand, the impact of unplanned facility downtime in Nigeria and mature field declines.

Estimated net proved reserves at December 31, 2009 amounted to 6.57 bboe, at a reference Brent price of 59.9 $/bbl. The all sources reserve replacement ratio was 96%, corresponding to an average reserve life index of 10.2 years. Excluding price effects on PSAs’ entitlements, the replacement ratio was 109%.

Exploration activities (euro 1,228 million) achieved a number of successes such as the large Perla gas discovery in the Venezuelan offshore and the oil discovery in the Cabaça Norte Angolan offshore basin. Further discoveries were made in Ghana, the North Sea, the Gulf of Mexico and the Indonesian offshore.

Development expenditures were euro 7,478 million (up 16.3% from 2008) to fuel the growth of major projects in Kazakhstan, the United States, Egypt, Congo, Italy and Angola.

In 2009 we acquired new acreage for a total extension of approximately 40,000 square kilometers in well established areas in Angola, China, the Gulf of Mexico, India and Norway as well as in new high potential areas such as Ghana and Yemen.

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ENI IN 2009 BUSINESS REVIEW / EXPLORATION & PRODUCTION

STRATEGIES

Eni’s Exploration & Production business boasts strong competitive positions in a number of strategic oil and gas basins in the world, namely the Caspian Region, North and West Africa and Venezuela. A high-quality portfolio of assets with ample exposure to highly competitive giant projects, a strengthened resource base and long-standing relationships with key host countries will enable Eni to deliver profitable production growth in future years. Our excellent track record of successfully bringing on stream projects on time and budget and operational excellence underpins our planned production and reserve replacement targets to 2013 and beyond. Consistent with this goal, strategic guidelines for Exploration & Production division	have remained basically unchanged in the years, as follows:

■ Maintain strong profitable production growth
■ Ensure medium to long-term business sustainability focusing on reserve replacement
■ Develop new projects to fuel future growth
■ Consolidate the industry-leading position on costs

In order to carry out these strategies, over the next four years Eni intends to invest approximately euro 37 billion to fund organic growth and exploration initiatives; euro 0.5 billion of which will be spent to build transportation infrastructures through equity-accounted entities.

MAINTAIN STRONG PRODUCTION GROWTH	projects will add approximately 560 kboe/d to our production level in 2013. 16 of these new start-ups will be related to giant fields.
Development of new reserves and management of mature fields require a significant amount of capital expenditures. In 2009, Eni invested euro 7.5 billion on developing new projects and maximizing the performance of producing fields through work-over actions and drilling of infilling wells. In the 2010-2013 period, the Company plans to invest approximately euro 32 billion in developing activities. We intend to continue retaining operational excellence and the best efficiency levels. We plan to extend our operated production by adding 1.5 mmboe/d of gross production by 2013 reaching 4 mmboe/d. Increased operatorship will give us more control over our equity production and the time-to-market of our projects, and enable us to maximize synergies in operations and improve the efficiency of our performance. Growing exposure to giant projects and well-established presence in low-cost areas will ensure significant economies of scale and synergies. Those drivers will consolidate our industry-leading on costs and further strengthen our capture ratio, with new production break-even at around $40 per barrel, enabling us to benefit from any further upside in the oil price.

■ PRODUCTION: 2009 AND OUTLOOK
Oil and gas production for the full-year 2009 was 1,769 kboe/d, representing a decline of 28 kboe/d from 2008, or 1.6%. When excluding OPEC restrictions amounting to approximately 28 kbbl/d, production remained substantially unchanged from a year ago. Continuing production ramp-ups and a robust pipeline of project start-ups supported production levels for the year. Additionally, positive price impact was reported in the Company’s PSAs and similar contractual schemes (up 35 kbbl/d). Those increases were offset by lower production uplifts associated with weak European gas demand, the impact of unplanned facility downtime, continuing security issues in Nigeria as well as mature fields decline. The share of oil and natural gas produced outside Italy was 90% (89% in 2008).
During the course of the year we delivered all the 27 start-ups planned for 2009 which have a combined expected production plateau of 190 kboe/d and will further support our future growth. Main start-ups were: (i) Cerro Falcone field (Eni’s interest 60.77%)

Our global oil and gas operations are conducted in 40 Countries, including Italy, Egypt, Algeria, the United Kingdom, Norway, Angola, Congo, Nigeria, the United States, Kazakhstan and Russia. Eni’s strategy is intended to deliver strong profitable production growth via organic developments. We intend to grow high-quality oil and gas resources and invest in our robust pipeline of new projects to fuel continuing growth. Our large exposure to giant projects provides the Company with a stable production platform. Those fields currently ensure 50% of our production. Nonetheless, most of them are in early phases of development, with large residual potential still intact. We intend to continue increasing recovery from those giant fields by applying our optimization techniques and reservoir management capabilities so as to contrast natural fields decline.
Over the plan period we will deliver 41 start-ups, distributed between OECD and non-OECD Countries. We expect that those

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ENI IN 2009 BUSINESS REVIEW / EXPLORATION & PRODUCTION

in Italy, with current production of approximately 6 kboe/d, within the completion of the first phase of the development of the Val d’Agri concession; (ii) Yttergryta (Eni’s interest 9.8%) and Tyrihans (Eni’s interest 6.23%) fields in Norway, with production of approximately 71 mmcf/d and approximately 3 kbbl/d net to Eni, respectively; (iii) North Bardawil (Eni operator with a 60% interest) and Thekah (Eni operator with a 50% interest) fields offshore in the Nile Delta, in Egypt; (iv) Mafumeira field in Block 0 in Cabinda-Area A (Eni’s interest 9.8%) and Landana-Tombua field in the Development Area of former Block 14 (Eni’s interest 20%), in Angola. A production peak is expected in 2010 at 33 kbbl/d and in 2011 with 136 kbbl/d, respectively; (v) Oyo field in Blocks OMLs 120/121 (Eni’s interest 40%) offshore Nigeria, with initial production of 25 kbbl/d; (vi) the PY-1 gas field, an asset held by Hindustan Oil Exploration Company Ltd (Eni’s interest 47.18%), purchased within the Burren transaction; (vii) Thunderhawk (Eni’s interest 25%), Longhorn (Eni’s interest 75%) and Leo (Eni’s interest 75%) fields in the Gulf of Mexico.
In the medium-term, Eni intends to deliver strong production growth at an average annual rate of 2.5% in the 2010-2013 period under Eni’s Brent price scenario at $65 per barrel, targeting	a production level in excess of 2 mmboe/d by 2013. Looking forward, Eni projects an approximately 2% annual growth rate until 2016. To achieve those targets, we intend:
• to leverage our robust pipeline of project start-ups, particularly in Kazakhstan, Russia, Iraq, Algeria, Congo, Norway, the Gulf of Mexico and Angola, most of which is Eni operated;
• to competitively increase production profiles at giant fields particularly the Block 15 fields in Angola, Val d’Agri in Italy, M’Boundi in Congo, Ekofisk in Norway, the Western Libyan Gas project in Libya and Karachaganak in Kazakhstan. We expect that our giant fields will add further 400 kboe/d to our production in 2013;
• to develop opportunities in LNG to monetize our wide gas reserve base in particular in West Africa, and non conventional resources with a view of supporting long-term growth.

Actual production volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, severe weather events, price effects under production sharing contracts and other factors.

OIL AND NATURAL GAS PRODUCTION (a) (b)
Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Liquids	Natural gas	Hydrocarbons	Change
(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	(kbbl/d)	(mmcf/d)	(kboe/d)	Ch.	%
2007	2008	2009	2009 vs 2008

Italy	75	789.7	212	68	749.9	199	56	652.6	169	(30)	(15.1)
Rest of Europe	157	647.2	270	140	626.7	249	133	655.5	247	(2)	(0.8)
Croatia		52.5	9		68.7	12		95.5	17	5	41.7
Norway	90	271.1	137	83	264.8	129	78	273.7	126	(3)	(2.3)
United Kingdom	67	323.6	124	57	293.2	108	55	286.3	104	(4)	(3.7)
North Africa	337	1,474.2	594	338	1,761.6	645	292	1,614.2	573	(72)	(11.2)
Algeria	85	18.8	88	80	18.5	83	80	19.7	83
Egypt	97	811.2	238	98	818.4	240	91	793.7	230	(10)	(4.2)
Libya	142	629.6	252	147	907.6	306	108	780.4	244	(62)	(20.3)
Tunisia	13	14.6	16	13	17.1	16	13	20.4	16
West Africa	280	274.2	327	289	260.7	335	312	274.3	360	25	7.5
Angola	132	25.1	136	121	28.1	126	125	29.3	130	4	3.2
Congo	67	11.4	69	84	12.7	87	97	27.3	102	15	17.2
Nigeria	81	237.7	122	84	219.9	122	90	217.7	128	6	4.9
Kazakhstan	70	237.9	112	69	244.7	111	70	259.0	115	4	3.6
Rest of Asia	37	408.9	108	49	426.2	124	57	444.8	135	11	8.9
China	6	11.0	8	6	10.9	8	7	8.2	8
India								3.7	1	1
Indonesia	2	105.4	20	2	99.7	20	2	104.8	21	1	5.0
Iran	26		26	28		28	35		35	7	25.0
Pakistan	1	292.5	52	1	315.6	56	1	328.1	58	2	3.6
Russia	2		2
Turkmenistan				12		12	12		12
America	53	240.3	95	63	311.5	117	79	424.7	153	36	30.8
Ecuador	16		16	16		16	14		14	(2)	(12.5)
Trinidad & Tobago		58.9	10		54.6	9		67.0	12	3	33.3
United States	37	181.4	69	42	256.9	87	57	357.7	119	32	36.8
Venezuela				5		5	8		8	3	60.0
Australia and Oceania	11	41.5	18	10	42.2	17	8	48.6	17
Australia	11	41.5	18	10	42.2	17	8	48.6	17
Total	1,020	4,113.9	1,736	1,026	4,423.5	1,797	1,007	4,373.7	1,769	(28)	(1.6)

(a)	Includes volumes of gas consumed in operations (300, 281 and 296 mmcf/d in 2009, 2008 and 2007, respectively).
(b)	Includes Eni's share of production of equity-accounted entities.

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ENI IN 2009 BUSINESS REVIEW / EXPLORATION & PRODUCTION

in 40 countries on five continents for a total net acreage of 347,862 square kilometers net to Eni, of which 41,794 kilometers regarded development properties. In 2009 we acquired new acreage for a total extension of approximately 40,000 square kilometers in well established areas in Angola, China, the Gulf of Mexico, India and Norway and in new high potential areas such as Ghana and Yemen. Leveraging on the strengthening in core areas of Africa, Central Asia and Russia where Eni already boasted leadership, we increased our portfolio diversity and exposure to less risky areas.

In 2009 we added over 1 bbbl to our resource base at an industry leading unit exploration cost of $1.8 per barrel. Over the past five years, discovered reserves, access to giant fields and final investment decisions all contributed to increase our resource base by 10 bboe, essentially conventional resources with low production costs.
New resources are located both in areas of well-established presence, such as West and North Africa and the North Sea and in new frontier areas such as the deep offshore of the Gulf of Mexico and South America. At 30 bbbl assuming the Company’s long-term price scenario ($65 per barrel in real terms), Eni’s resource base will ensure 46 years of production at current rates.

Estimated net proved reserves at December 31, 2009 were 6.57 bboe, down 0.4% from 2008 based on a 12-month average Brent price of $59.9 per barrel. The largest additions were related to following fields/projects: Goliat in Norway, Belayim in Egypt, M’Boundi in Congo, Bahr Essalam in Libya, CAFC and MLE in Algeria and Zubair in Iraq.
In 2009 Eni achieved an all sources reserve replacement ratio of 96% with a reserve life index of 10.2 years (10 years at December 31, 2008). Excluding the price effect, the replacement ratio would be 109%. In the medium-term, Eni expects to achieve a high reserve replacement ratio at the Company’s long-term price scenario leveraging on the development of Eni’s core assets in the Caspian Sea, West and North Africa, the Gulf of Mexico and new high potential areas such as Venezuela and Iraq.
ENSURE MEDIUM TO LONG-TERM BUSINESS SUSTAINABILITY BY FOCUSING ON RESERVE REPLACEMENT

Eni intends to pay special attention to reserve replacement in order to ensure the medium to long-term sustainability of the business. We will pursue this goal by:
• optimizing our portfolio of development properties by focusing on core areas, seeking new strategic opportunities and divesting non-core assets;
• searching for new exploration opportunities targeting a sound balance between high risk/high reward initiatives and established/mature projects.

As of December 31, 2009 Eni’s mineral right portfolio consisted of 1,246 exclusive or shared rights for exploration and development

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ESTIMATED NET PROVED HYDROCARBONS RESERVES	(mmboe)
Consolidated subsidiaries

Italy	Rest of Europe	North Africa	West Africa	Kazakhstan (b)	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Equity- accounted entities	Total

2007 (a)	747	638	1,879	1,095	1,061	198	259	133	6,010	360	6,370

Developed	534	537	1,183	766	494	127	158	63	3,862	63	3,925
Undeveloped	213	101	696	329	567	71	101	70	2,148	297	2,445
2008 (a)	681	525	1,922	1,146	1,336	265	235	132	6,242	358	6,600

Developed	465	417	1,229	827	647	168	133	62	3,948	68	4,016
Undeveloped	216	108	693	319	689	97	102	70	2,294	290	2,584
2009 (a)	703	590	1,922	1,141	1,221	236	263	133	6,209	362	6,571

Developed	490	432	1,266	799	614	139	168	122	4,030	74	4,104
Undeveloped	213	158	656	342	607	97	95	11	2,179	288	2,467

ESTIMATED NET PROVED LIQUIDS RESERVES	(mmbbl)
Consolidated subsidiaries

Italy	Rest of Europe	North Africa	West Africa	Kazakhstan (b)	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Equity- accounted entities	Total

2007 (a)	215	345	878	725	753	44	138	29	3,127	92	3,219

Developed	133	299	649	511	219	35	81	26	1,953	21	1,974
Undeveloped	82	46	229	214	534	9	57	3	1,174	71	1,245

2008 (a)	186	277	823	783	911	106	131	26	3,243	92	3,335

Developed	111	222	613	576	298	92	74	23	2,009	27	2,036
Undeveloped	75	55	210	207	613	14	57	3	1,234	65	1,299
2009 (a)	233	351	895	770	849	94	153	32	3,377	86	3,463

Developed	141	218	659	544	291	45	80	23	2,001	34	2,035
Undeveloped	92	133	236	226	558	49	73	9	1,376	52	1,428

ESTIMATED NET PROVED NATURAL GAS RESERVES	(bcf)
Consolidated subsidiaries

Italy	Rest of Europe	North Africa	West Africa	Kazakhstan (b)	Rest of Asia	America	Australia and Oceania	Total consolidated subsidiaries	Equity- accounted entities	Total

2007 (a)	3,057	1,675	5,751	2,122	1,770	880	696	598	16,549	1,541	18,090

Developed	2,304	1,364	3,065	1,469	1,580	530	442	213	10,967	237	11,204
Undeveloped	753	311	2,686	653	190	350	254	385	5,582	1,304	6,886
2008 (a)	2,844	1,421	6,311	2,084	2,437	911	600	606	17,214	1,534	18,748

Developed	2,031	1,122	3,537	1,443	2,005	439	340	221	11,138	230	11,368
Undeveloped	813	299	2,774	641	432	472	260	385	6,076	1,304	7,380
2009 (a)	2,704	1,380	5,894	2,127	2,139	814	629	575	16,262	1,588	17,850

Developed	2,001	1,231	3,486	1,463	1,859	539	506	565	11,650	234	11,884
Undeveloped	703	149	2,408	664	280	275	123	10	4,612	1,354	5,966

The conversion rate of natural gas from cubic feet to boe is 1,000 cubic feet = 0.1742 barrels of oil.
(a)	Includes a 29.4% stake of the reserves of the three equity-accounted Russian companies participated by the joint venture OOO SeverEnergia, owned by Eni (60%) and its Italian partner Enel (40%) which on September 23, 2009 completed the divestment of the 51% stake in the venture to Gazprom in line with the call option arrangement.
(b)	As of December 31, 2009 and 2008 Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 16.81% and 18.52% as of December 31, 2007.

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ENI IN 2009 BUSINESS REVIEW / EXPLORATION & PRODUCTION

EXPLORATION	■ OIL & GAS MAJOR PROJECTS

Block 405b - Algeria (Eni 75% Op.)
Development activities have been progressing at the MLE and CAFC projects, which were part of the acquisition of the Canadian company First Calgary in 2008. The projects represent Eni’s first gas initiative in the Country. The MLE project provides for the construction of a NGL plant with a capacity of 350 mmcf/d to separate liquids from gas. The plant will be upgraded to treat production from the CAFC fields. A final investment decision has been taken for the MLE project. Production start-up is expected in 2011. The development of the two fields will ensure a production plateau of approximately 33 kboe/d net to Eni by 2012.

Goliat, Prospecting License 229 - Norway (Eni 65% Op.)
Goliat represents the first oil development in the Barents Sea. We have already obtained governmental approval. The project is progressing according to schedule. Development provides for the use of a cylindrical FPSO unit linked to an underwater production system. Gas produced will be injected in the field. Commencement is expected in 2013 with a production plateau at 100 kbbl/d.

Kizomba Satellites, Phase 1, Block 15 - Angola (Eni 20%)
The Kizomba Satellites development targets the Clochas and Mavacola oil discoveries. The project provides for the drilling of 18 producing wells linked to the FPSO vessels existing in the area. Associated gas will be initially re-injected in the reservoirs in the Kizomba area, and later delivered to the A-LNG liquefaction plant. Start-up is expected in 2012. Peak production at 100 kboe/d (21 kboe/d net to Eni) is expected in 2013.

El Merk, Block 208 - Algeria (Eni 12.25%)
The project is designed to jointly develop this block and adjoining blocks operated by other companies. The scope of work provides for the construction of a NGL treatment plant with a capacity of 600 mmcf/d and 2 oil trains with a capacity of 65 kbbl/d for the production of 11 kboe/d net to Eni. Start-up is expected in 2012. A final investment decision has been taken.

Kashagan, Phase 1 - Kazakhstan (Eni 16.81% Op.)
Development activities are progressing at the giant Kashagan oil field located off the Kazakh section of the Caspian Sea. The exploration and development activities at the Kashagan field are executed through an operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the subsequent development phases of the project. The new North Caspian Operating Company (NCOC) BV participated by the seven partners of the consortium has taken over the operatorship of the project. Subsequently development, drilling and production activities have been delegated by NCOC BV to the main partners of the Consortium: Eni is confirmed to be the operator of Phase 1 of the project (the so-called “Experimental Program”) and in addition will retain operatorship of the onshore operations of Phase 2 of the development plan. The production start-up is scheduled at the end of 2012. Development costs of Phase 1 are planned to $32.2 billion (excluding general and administrative expenses) of which $25.4 billion related to the original scope of work of Phase 1 (including tranches 1 and 2), with the remaining part planned to be spent to execute tranche 3 and build certain exporting facilities. In the following 12-15 months from start-up,

Exploration activities have been playing a major role in our sustainable growth strategy by fuelling new production and securing access to new opportunities. Over the last five years we discovered 5 bbbl, many of which we fast tracked to production. In 2009, Eni exploration expenditures amounted to euro 1,228 million to execute a selected campaign with the completion of 69 new exploratory wells (37.6 of which represented Eni’s share) and an overall commercial success rate of 41.9% (43.6% net to Eni). In 2009 we made significant achievements. Our major discovery was the Perla gas field located in the Cardon IV block (Eni’s interest 50%) in the Gulf of Venezuela, yielding 21 mmcf/d (approximately 3.7 kboe/d) during flow tests. The field has been estimated to contain a reserve potential of more than 5,650 bcf of gas (1 bboe). The appraisal of Perla is progressing very well. In 2010 the Perla 2 well has been successfully drilled. The development plan targets about 353 mmcf/d by 2013.
We also achieved very good results in Ghana, where we entered in 2009, Angola and in the Gulf of Mexico. Eni estimates the contribution to production of its recent discoveries at 170 kboe/d by 2013. In 2009, we also entered new unconventional plays as gas shale in the United States and large coal bed methane in Indonesia.
In the next four years, management plans to invest a cumulative euro 4 billion in exploratory projects focused on:
• monetizing our assets in core areas where 70% of capex is directed;
• conducting activities in recently acquired areas with high risk/high reward opportunities;
• selectively assessing opportunities to enhance the competitiveness of Eni’s full-cycle production costs.

In particular, investments in well established areas of presence enable Eni to capture synergies leveraging on availability of production facilities and existing competencies. Eni also intends to selectively pursue high risk/high reward opportunities arising from expansion in high risk/high reward areas with high mineral potential.

DEVELOP NEW PROJECTS TO FUEL FUTURE GROWTH

Eni has a strong pipeline of development projects that will fuel the medium and long-term growth of its oil and gas production. In 2009 we added 3 new giants project Junin 5, Perla and Zubair, with a resource potential for Eni of more than 1.5 bboe and up to 180 kboe/d of extended plateau production. In the next four years, we expect to start 41 new fields that will add approximately 560 kboe/d to our production in 2013. 50% of this will come from projects which have already reached FIDs, rising to 90% if you include FIDs scheduled in 2010.
Eni expects an evolution in the type of oil and gas resources from which it will be producing and in the physical conditions in which it will be operating. Many new developments will be located in more challenging environments, continuing to require innovations in technology. A description of our main development projects is provided below.

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ENI IN 2009 BUSINESS REVIEW / EXPLORATION & PRODUCTION

	Year	w. i.	Peak 100%		Year	w. i.	Peak 100%		Year	w. i.	Peak 100%

Algeria				Egypt				Norway
◆ Rom Integrated	2010		29 kboe/d	Ha’py 9	2010	50%	26 kboe/d	Morvin	2010	30%	51 kboe/d
◆ IAN/EOR	2012	22.38%	5 kboe/d	◆ Melehia Deep	2010	56%	9 kboe/d	Gamma	2012	17%	20 kboe/d
◆ Menzel Ledjmet East	2011	75%	55 kboe/d	◆ Tuna	2010	50%	28 kboe/d	◆ Goliat	2013	65%	100 kboe/d
◆ Central Area Field Complex	2011	75%	67 kboe/d	Seth	2012	50%	27 kboe/d	◆ Marulk	2012	20%	35 kboe/d
El Merk	2012	12.25%	146 kboe/d	Iraq				Russia
Angola				◆ Zubair	2010	32.8%	1,200 kboe/d	◆ Samburgskoye	2011	29.4%	145 kboe/d
A-LNG	2012	13.6%	176 kboe/d	Indonesia				Tunisia
◆ Block 15/06	2012	35%	84 kboe/d	◆ Coal Bed Methane (CBM)	2013	37.8%	105 kboe/d	◆ Baraka	2010	49%	5 kboe/d
Kakocha	2013	20%	33 kboe/d	Italy				United Kingdom
Lianzi	2012	10%	43 kboe/d	◆ Aquila, Phase 2	2011	100%	9 kboe/d	Burghley	2010	21.9%	11 kboe/d
Mavacola/Clochas	2011	20%	120 kboe/d	◆ Annamaria	2010	90%	5 kboe/d	Jasmine	2012	33%	86 kboe/d
Australia				◆ Cerro Falcone	2010	60.77%	42 kboe/d	Kinnoul	2012	16.67%	31 kboe/d
◆ Kitan	2011	40%	40 kboe/d	◆ Offshore Ibleo	2013	60%	26 kboe/d	United States
Congo				Libya				◆ Appaloosa	2010	100%	3 kboe/d
Libondo	2011	35%	8 kboe/d	◆ Bouri - natural gas	2011	50%	36 kboe/d	◆ Nikaitchuq	2011	100%	26 kboe/d
◆ Litchendjili	2013	100%	20 kboe/d	◆ NC 118	2013	50%	9 kboe/d	Venezuela
◆ M'Boundi Gas to IPP	2010	100%	22 kboe/d	Kazakhstan				◆ Junin 5	2013	40%	235 kboe/d
◆ Tar Sands Project	2012	50%	39 kboe/d	◆ Kashagan, Phase 1	2012	16.81%	450 kboe/d	◆ Perla	2013	32.5%	140 kboe/d

the treatment and compression plant for gas reinjection will be completed reaching an installed production capacity of 370 kbbl/d in 2014. Subsequently, production capacity of Phase 1 is expected to step up to 450 kbbl/d, leveraging on availability of further compressor capacity for gas re-injection associated with the start-up of Phase 2 offshore facilities. Phase 2 is actually in the stage of Front End Engineering Design (FEED).

Samburgskoye - Russia (Eni 29.4% Op.)
The Samburgskoye gas and liquids field contains gross recoverable reserves. The development design includes construction of an onshore treatment plant with a capacity of approximately 650 bcf/d on three trains and linkage of a number of producing wells to existing facilities of the Urengoy plant. Start-up is expected in 2011 targeting a production plateau of 150 kboe/d.

Angola LNG (Eni 13.6%)
Eni holds a 13.6% interest in the Angola LNG Limited (A-LNG) consortium responsible for the construction of an LNG plant in Soyo, 300 kilometers North of Luanda. It will be designed with a processing capacity of approximately 1.1 bcf/d of natural gas and produce 5.2 mmtonnes/y of LNG, condensates and LPG. The project has been sanctioned by relevant Angolan authorities. It envisages the development of 10,594 bcf of gas in 30 years. The project also has a relevant environmental content. Start-up is expected in the first quarter of 2012. The LNG is expected to be delivered to the United States market at the regasification plant in Pascagoula, currently under construction, (Eni’s capacity 45%, amounting to approximately 205 bcf/y) in Louisiana. Start-up is expected in late 2011.	Zubair - Iraq (Eni 32.8%)
We signed a technical service contract under a 20-year term with an option for further 5 years, with the Iraqi National Oil Companies, South Oil Company and Missan Oil Company to develop the Zubair oil field. The field was awarded to the Eni-led consortium following a successful first bid round and was offered under a competitive bid starting on June 30, 2009. The partners of the project plan to gradually increase production to a target plateau level of 1.2 mmboe/d over the next six years. The contract provides that the consortium will earn a remuneration fee on the incremental oil production once production has been raised by 10 percent from its current level of approximately 180 kbbl/d and will recover its expenditures through a cost recovery mechanism based on the revenues from the field’s production. The field development plan will take place in two phases: (i) the Rehabilitation Plan, which will improve the existing production rate to gain full knowledge of the reservoir; and (ii) the Redevelopment Plan, which will increase production to the target plateau.

Junin 5 - Venezuela (Eni 40%)
We signed an agreement with the Venezuelan National Oil Company PDVSA for the joint development of the Junin 5 giant field with 35 billion barrels of certified heavy oil in place, located in the Orinoco oil belt. Production start-up is planned for 2013 at an initial level of 75 kbbl/d and a long-term production plateau of 240 kbbl/d is targeted. The agreement will be sanctioned in the next two months and provides for the establishment of an Empresa Mixta (Eni 40%, PDVSA 60%) and the payment by Eni of a $300 million bonus. Additional $346 million will be paid with the progress of the project. Finally, Eni will present a project for the construction of a power plant in the Guiria peninsula.

Contents

2007	2008	2009
Net sales from operations (b)	(euro million)	27,793	37,062	30,447
Operating profit		4,465	4,030	3,687
Adjusted operating profit		4,414	3,564	3,901
Marketing		2,284	1,309	1,721
Regulated businesses in Italy		1,685	1,732	1,796
International transport		445	523	384
Adjusted net profit		3,127	2,648	2,916
EBITDA pro-forma adjusted		5,029	4,310	4,403
Marketing		3,061	2,271	2,392
Regulated businesses in Italy		1,248	1,284	1,345
International transport		720	755	666

Capital expenditures		1,511	2,058	1,686
Adjusted capital employed, net		21,364	22,273	25,024
Adjusted ROACE	(%)	15.2	12.2	12.3

Worldwide gas sales	(bcm)	98.96	104.23	103.72
of which: E&P sales (c)		5.39	6.00	6.17
LNG sales (d)		11.7	12.0	12.9
Customers in Italy	(million)	6.61	6.63	6.88
Gas volumes transported in Italy	(bcm)	83.28	85.64	76.90
Electricity sold	(TWh)	33.19	29.93	33.96

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit, within the regulated businesses results, following restructuring of Eni regulated gas businesses in Italy. As of that date, the results of the regulated businesses in Italy therefore include results of the transport, distribution, regasification and storage activities in Italy. Results of the power generation activity are reported within the marketing business as it is ancillary to the latter. Prior period results have been restated accordingly.
(b)	Before the elimination of intragroup sales.
(c)	Exploration & Production sales in Europe and in the Gulf of Mexico.
(d)	Refer to LNG sales of the G&P division (included in worldwide gas sales) and the E&P division.

2009 HIGHLIGHTS

Presentation to the European Commission of a set of structural remedies relating to certain international gas pipelines
On February 4, 2010, Eni filed with the European Commission a set of structural remedies relating to certain international gas pipelines. With prior agreement from its partners, Eni committed to dispose of its interests in the German TENP, in the Swiss Transitgas and in the Austrian TAG gas pipelines. In case the Commission approves those remedies, Eni will be in the position to resolve an inquiry started in May 2006 for alleged infringement of the European antitrust regulations in the gas sector, which involved the main players in the European gas market.

Distrigas
In 2009 Eni completed the acquisition of Distrigas through a buy-out of Distrigas minorities. The transaction represented a milestone in Eni’s strategy aiming at strengthening its leadership in the European gas market.	Reorganization of the regulated businesses in the Italian gas sector
In 2009 Eni reorganized its regulated businesses in Italy by divesting its direct shareholdings in Italgas and Stoccaggi Gas Italia, which perform gas distribution and storage activities respectively, to its subsidiary Snam Rete Gas. This transaction allowed Eni to unlock value by achieving significant structural synergies in the regulated business segment and to strengthen its consolidated balance sheet.

Strategic partnership with Gazprom - South Stream Project
The two partners have agreed upon a new scope of work in the development project of the South Stream pipeline which provides for an increase in the design of transport capacity from an original amount of 31 bcm/y to 63 bcm/y.

Projects in the Hewett area
In order to strengthen its competitive position in the European

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ENI IN 2009 BUSINESS REVIEW / GAS & POWER

gas market, Eni continued pre-development activities for a project to build an offshore storage facility in the Hewett area, near the Bacton terminal (North Sea basin). Eni targets to develop storage capacity in depleted gas fields in order to support the seasonal swings of gas demand in the United Kingdom. The project sanction is expected in 2010, with start-up in 2015.

2009 performance
In 2009 adjusted net profit was euro 2,916 million, increasing by euro 268 million from 2008 (up 10.1%) due to a positive performance recorded by the Marketing business. An improved scenario for energy parameters, the full contribution of the acquisition of Distrigas in terms of integration synergies and improved performance, as well as the impact of the renegotiation of certain long-term supply contracts, were the main positive drivers of the year. These trends were partly offset by lower sales volumes and margins, mainly on the Italian market as a result of the economic downturn. Regulated Businesses in Italy recorded steady results. The International transport business reported weaker results.	Eni expects to achieve gas sales of approximately 118 bcm by 2013 with an average annual growth rate in excess of 3%.

Return on average capital employed (ROACE) on an adjusted basis was 12.3% (12.2% in 2008).

Capital expenditures totaled euro 1,686 million and mainly related to the development and upgrading of Eni’s transport and distribution networks in Italy, the upgrading of storage capacity and ongoing plans for improving power generation efficiency standards.

Electricity volumes sold were 33.96 TWh, increasing by 4.03 TWh, or 13.5%, from 2008.

Natural gas volumes transported on the Italian network were 76.90 bcm, down 10.2% from 2008.

STRATEGIES

Eni boasts European leadership in the gas market leveraging on synergies from its fully integrated presence along the whole gas value chain: supply, transport, distribution, storage and marketing of natural gas and power generation and sale. Its large and diversified gas supply portfolio, a solid customer base, well-established relationships with key producing countries and integration with the Exploration & Production segment represent Eni’s fundamental competitive advantages. Against the backdrop of an uncertain demand outlook over the next 2-3 years and increasingly strong competitive pressures both on European and Italian markets, Eni intends to maintain the profitability of the business targeting continuing sales growth on European markets.
Over the next four years, Eni intends to increase worldwide gas sales by approximately 14 bcm (from 104 to 118 bcm) representing an annual growth rate in excess of 3%. This growth will be driven by continuing market share gains in core European markets and preserving our leading position on the Italian market. By 2013, the Company will supply around 22% of the European gas market. The Company also intends to improve its selling margins by focusing	on cost control particularly in business support activities, and leveraging on additional synergies expected from the integration with Distrigas. We expect to improve our cost position by means of renegotiating our long-term supply contracts, adding more operational flexibility. Finally, the regulated businesses are seen contributing with stable returns due to expected synergies from integration and guaranteed remuneration on new capital expenditures.
In 2009 the Gas & Power segment confirmed its ability to provide stable results and delivered pro-forma adjusted EBITDA of euro 4.4 billion, improving from 2008 despite sharply lower gas demand and rising competitive pressures.
The strategic guidelines to maintain the business profitability in the future are:

■ To strengthen leadership on the European natural gas market
■ To implement effective marketing initiatives
■ To improve operating efficiency and flexibility

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ENI IN 2009 BUSINESS REVIEW / GAS & POWER

GAS MARKET TRENDS	the use of gas in domestic consumption is seen rising in the main producing countries. ■ The adoption of gas to fuel power generation will strengthen in the

In 2009 European gas demand contracted by approximately 7.4% from 2008 due to the global economic downturn. Italian demand fell by approximately 9 bcm from 2008, down 10%, and almost 10 bcm from the pre-crisis levels seen in 2007, down 12%. Over the next few years the outlook for the European gas market is expected to be challenging as GDP growth in the EU 27 Countries will remain weak and gas demand is expected to recover only gradually to pre-crisis levels. Gas supplies will remain abundant as new infrastructure upgrades reach full operations or come online.
Adding to imbalances, there is a lower ability to absorb gas supplies of	future, particularly adoption of the combined cycle technology that has lower investment costs, higher efficiency and lower emissions as compared to other technologies based on the use of fossil fuels to generate power.
Based on those trends, Eni’s long-term projections of European gas demand growth consider a compound average growth rate of 1.5% till 2020, targeting an overall consumption level of approximately 600 bcm. Management also expects the Italian market to grow at an annual rate that will be slightly lower than 2%, implying a level of consumption amounting to 94 bcm at 2020.

the US market, where the effect of the recession was enlarged by an increase in domestic production from non conventional sources (in particular shale gas).	GAS SALES: 2009 AND OUTLOOK
Ongoing patterns towards energy preservation and rising competition from renewable or alternative sources of energy will further weigh on the recovery perspectives of gas demand. Specifically, at the March 2007 European Council, the European Heads of Government decided to adopt a Climate Action and Renewable Energy Package. This legislation was voted by the European Parliament in December 2008. The package, also known as “ECCP 2020-20”, includes a commitment to reduce greenhouse gas (GHG) emissions by 20% by 2020 compared to emission levels recorded in 1990 (the target being 30% if an international agreement is reached), as well as an improved energy efficiency within the EU Member States of 20% by 2020 and a 20% renewable energy target by 2020.
However, the underlying fundamentals that drive long-term growth in gas demand are still in place.
■ The higher environmental compatibility of gas as compared to other fossil fuels will continue to represents a basic determinant of energy choices, also considering the political commitment to reducing greenhouse gas emissions and implementing environmental regulations, particularly in the European Union.
■ The depletion of European reserves.
■ Economic and demographic growth particularly in China and India will entail increasingly higher energy requirements; also
In 2009, Eni’s worldwide gas sales were 103.72, which included own consumption, sales by affiliates and E&P sales in Europe and in the Gulf of Mexico. Sharply lower gas demand in Italy dragged down sales volumes on that market by 24%. However, the decrease was almost entirely offset by the contribution of the Distrigas acquisition and organic growth achieved on certain European markets. As a result, global sales volumes declined slightly from 2008 (down 0.51 bcm, or 0.5%).
In 2010, natural gas sales are forecasted to decrease slightly compared with 2009. Increasing competitive pressures, mainly in Italy, are expected to be partly offset by an expected recovery in European gas demand. Also commercial integration with Distrigas and the advantages granted to us by renegotiating supply contracts with international suppliers will enable to partially offset losses on the domestic market. Beyond 2010, we expect that sales growth will resume driven by gradually improving demand conditions and the deployment of our marketing strategy.
By 2013, we target a sales volume of approximately 118 bcm, representing an annual growth rate in excess of 3%, with sales gains coming mainly from European markets.

GAS SALES BY MARKET	2007	2008	2009
ITALY	56.13	52.87	40.04

Wholesalers	10.01	7.52	5.92
Gas release	2.37	3.28	1.30
Italian gas exchange and spot markets	1.90	1.89	2.37
Industries	11.77	9.59	7.58
Medium-sized enterprises and services	1.00	1.05	1.08
Power generation	17.21	17.69	9.68
Residential	5.79	6.22	6.30
Own consumption	6.08	5.63	5.81

INTERNATIONAL SALES	42.83	51.36	63.68

Importers in Italy	10.67	11.25	10.48
European markets	24.35	31.78	44.97
Iberian Peninsula	6.91	7.44	6.81
Germany-Austria	5.03	5.29	5.36
Turkey	4.62	4.93	14.86
Belgium	-	4.57	2.58
Northern Europe	3.15	3.21	4.31
Hungary	2.74	2.82	4.79
France	1.62	2.66	4.91
Other	0.28	0.86	1.35
Extra European markets	2.42	2.33	2.06
E&P in Europe and in the Gulf of Mexico	5.39	6.00	6.17

WORLDWIDE GAS SALES	98.96	104.23	103.72

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ENI IN 2009 BUSINESS REVIEW / GAS & POWER

■ EUROPEAN MARKETS
In the future, Eni intends to strengthen its leadership in the European gas market, targeting to increase both sales volumes and share in those markets where the Company’s presence is well established.
The drivers of this growth are expected to be integration with Distrigas activities, competitive advantages ensured by gas availability under long-term supply contracts and equity gas, including benefits associated with contract renegotiations, access to infrastructures, long-term relationships with key producing countries (mainly Russia, Algeria and Libya), market knowledge, a widespread commercial sale force and a diversified portfolio of clients. Eni plans to increase European gas sales at an annual average rate of 6% till 2013, targeting an overall sales volume of 59 bcm versus 47 bcm in 2009. Most of this growth will be achieved in:
■ France, where Eni plans to develop its partnerships with its affiliates Altergaz and Gaz de Bordeaux, as well as to drive sales growth by leveraging synergies generated by the integration with Distrigas commercial presence and assets.
■ The Benelux countries and continental hubs in Northern Europe, where Eni plans to drive sales growth by leveraging on Distrigas established presence, its access to transport infrastructures, and trading capabilities consolidated through the Distrigas acquisition.
■ Germany/Austria, where Eni is present through its affiliate GVS (Gasversorgung Süddeutschland GmbH - Eni 50%) and a direct marketing structure that will integrate Distrigas’ assets.

MARKETING STRATEGY: PLANNED ACTIONS

■ ITALY
Over the medium-term, management expects that the Italian gas market will experience weak demand growth and increased competition as a result of the economic slowdown and the entry on the market of new supplies related to the upgrade of import infrastructures and the coming on stream of new LNG facilities.
In order to support sales volumes and profitability of marketing operations in Italy, management intends to implement effective marketing designed to address the various market segments. Particularly:

■ In the segment of business customers, the Company will focus on diversifying the commercial offer in terms of combinations of pricing formulae and services designed to better suit to different customers’ needs, also leveraging on the combined offer of gas and electricity.

■ In the segment of retail customers, Eni plans to adopt an approach tailored to the specific conditions of each geographic areas served. Strong focus will be devoted to maintain the quality of services in order to retain customers, leveraging on the capillarity of our commercial presence. The combined offer of gas and power (dual offer) is expected to drive sales growth to both business and retail customers. Management is also focused on preserving gas margins by means of tight cost control. Cost efficiencies are expected to derive from reducing the cost to serve leveraging on technological innovation, streamlining front-end and back-end processes and achieving economies of scale and synergies, particularly those deriving from the dual offer in terms of process integration for acquiring, retaining and handling customers. In addition, the cost position of the Company will benefit from the effect associated with the renegotiations of its long-term supply contracts.
Based on those actions, the Company targets to maintain Eni’s 51%[1] market share in the Italian market and preserve profitability.

(1)	In accordance with Article 19, paragraph 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in own operations by a company or its subsidiaries are excluded from calculation of ceilings for sales to end customers and for volumes input into the Italian network to be sold in Italy (50%). In 2009 Eni’s presence on the Italian market complied with the limits set by current laws as it was 48%.

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ENI IN 2009 BUSINESS REVIEW / GAS & POWER

SUPPLY	the Belgian company in fact significantly increased Eni’s portfolio of supplies with long-term supplies for about 14.7 bcm/y from the Netherlands, Norway and Qatar (all with an average residual duration of 18 years). Eni’s gas requirements are met by natural gas from a total of 10 countries, where Eni also holds upstream activities and by access to European spot markets. In 2009 volumes purchased under take-or-pay contracts by consolidated companies amounted to 88.65 bcm. Main gas volumes from equity production derived from: (i) Italian gas fields (6.5 bcm); (ii) the Wafa and Bahr Essalam fields in Libya linked to Italy through the GreenStream pipeline. In 2009 these two fields supplied 2.5 bcm net to Eni; (iii) certain Eni fields located in the British and Norwegian sections of the North Sea (2.9 bcm); and (iv) other European areas (in particular Croatia with 0.8 bcm). Considering also the direct sales of the Exploration & Production division in Europe and in the Gulf of Mexico and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 20.1 bcm, representing 19% of total volumes available for sale.

In order to secure long-term access to gas availability, particularly in view of supplying the Italian gas market, the Company has signed a number of long-term gas supply contracts with key producing Countries that supply the European gas markets (mainly Russia, Algeria and Libya). These contracts will ensure approximately 62.4 bcm of gas availability in 2010 (excluding the contribution of other subsidiaries and affiliates) with an average residual life of approximately 20 years. Ongoing or already defined contract renegotiations will enhance both competitiveness and flexibility of Eni’s supply portfolio in light of the changed competitive environment.
A further competitive advantage is represented by availability of natural gas deriving from equity production and the access to all infrastructures in the LNG chain (liquefaction, shipping and regasification) and to storage infrastructure, as well as synergies deriving from the integration with Distrigas. The acquisition of

LNG	In the third quarter of 2009 operations started at the Cameron regasification plant located on the banks of the Calcasieu River, approximately 15 miles south of Lake Charles in Louisiana. In consideration of a changed demand outlook, Eni renegotiated certain terms of the contract with the US company Cameron LNG, relating to the farming out of a share of its regasification capacity. The new agreement provides that Eni will be entitled to a daily send-out of 572,000 mmbtu (approximately 5.7 bcm/y) and a dedicated storage capacity of 160 kcm, giving Eni more flexibility in managing seasonal swings in gas demand. Taking into account current conditions of oversupply on the US gas market, Eni rescheduled the Brass project (West Africa) for developing gas reserves to fuel the Cameron plant. The start-up is now expected in 2015.
The Pascagoula project is part of an upstream development related to the construction of an LNG plant in Angola designed to produce 5.2 mmtonnes of LNG (approximately 7.3 bcm/y) for the North American market. As part of the downstream leg of the project, Eni signed with Gulf LNG a 20-year contract to buy 5.8 bcm/y of the regasification capacity of the plant under construction near

Eni is present in all phases of the LNG business: liquefaction, shipping, regasification and sale through operated activities or interests in joint-ventures and affiliates. Eni’s presence in the business is tied to the Company’s plans to develop its large gas reserve base in Africa. The LNG business has been deeply impacted by the economic downturn of 2009 and structural modifications in the US market where large availability of gas from non traditional sources promises to reduce in perspective the Country’s dependence from gas imports via LNG. At present, Eni, through Snam Rete Gas, operates the regasification terminal of Panigaglia (Italy), which at full capacity is able to regasify 17,500 cm of LNG per day (corresponding to 3.5 bcm/y) and participates through its affiliates in a number of facilities located in Spain (regasification) and Egypt (liquefaction). The Company has also access to LNG supplies in Algeria and Qatar.
Our main projects in the LNG business regard the US market at Cameron and Pascagoula.

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Pascagoula in Mississippi, with expected start-up by the end of 2012 in line with the start-up of the upstream project in Angola. At the same time Eni Usa Gas Marketing Llc entered a 20-year contract for the purchase of approximately 0.9 bcm/y of regasified gas downstream the terminal owned by Angola Supply Services, a company whose partners also own Angola LNG.

Power availability in 2009 was supported by the growth in electricity trading activity (up 3.27 TWh from 2008, or 49.5%) due to higher volumes traded on the Italian power exchange as a result of lower purchase prices.

By 2013 Eni intends to complete its plan for expanding its power generation capacity, targeting an installed operational capacity of 5.4 GW2 with an expected production of approximately 26 TWh.
In the medium term capital expenditure is forecast at euro 0.7 billion in addition to the euro 2.4 billion already invested until 2009. Development plans are underway at Taranto (Eni 100%) and Ferrara (Eni 51%), as well as at the recently acquired Bolgiano plant (Eni 100%). This expansion will allow Eni to consolidate its market share and its position as the third power producer in Italy.
POWER GENERATION

In 2009, power generation was 24.09 TWh, up 0.76 TWh, or 3.3% from 2008, mainly due to higher production available at the Ferrara plant (Eni’s interest 51%), as two new 390 megawatt combined cycle units commenced operations.
As of December 31, 2009, installed operational capacity was 5.3 GW (4.9 GW in 2008).

INTERNATIONAL TRANSPORT AND REGULATED BUSINESSES IN ITALY	■ INTERNATIONAL TRANSPORT
Eni owns capacity entitlements in an extensive network of international high pressure pipelines for a total length of approximately 4,400 kilometers enabling Eni to import natural gas produced in Russia, Algeria, the North Sea, including the Netherlands and Norway, and Libya to Italy. Eni participates in certain entities which own and operate those international pipelines, the pipeline owners, as well as in the entities which manage transportation rights, the carrier companies.

On February 4, 2010, Eni formally filed a set of structural remedies relating to certain international gas pipelines with the European Commission. With prior agreement from its partners, Eni committed to dispose of its interests in the German TENP, the Swiss Transitgas and the Austrian TAG gas pipelines. The European

Eni operates a large European network of integrated infrastructures for transporting natural gas, which connects key consumption basins with the main producing areas (Russia, Algeria, Libya and the North Sea).
In Italy, Eni, through its partially-owned subsidiary Snam Rete Gas, operates almost the entire national transport network, gas underground storage deposits and related facilities, a regasification plant in Panigaglia and can count on an extended system of local distribution networks. Eni is implementing plans for expanding and upgrading its national transport and distribution networks and storage capacity in Italy.

(2)	Capacity available after completion of dismantling of obsolete plants.

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Commission intends to submit these remedies to a market test. In case the Commission approves those remedies upon conclusion of the market test, Eni will be in the position to settle the above mentioned antitrust proceeding without imposition of any fine or other measures. In light of the strategic importance of the Austrian TAG pipeline to the supply of the Italian system, which transports gas from Russia to Italy, Eni negotiated a solution with the Commission which called for the transfer of its stake to an entity controlled by the Italian State. If they are implemented, the remedies negotiated with the Commission will not affect Eni’s contractual gas transport rights.
The main international pipelines participated or operated by Eni are:
■ TAG. The pipeline, 1,140-kilometer long, is made up of three lines, each about 380-kilometer long, with a transport capacity of 37 bcm/y and five compression stations. This pipeline transports Russian natural gas from Baumgarten, the delivery point at the border of Austria and Slovakia, to Tarvisio, point of entry in the Italian natural gas transport system. In 2009, the upgrading of this facility was finalized by completing construction of two new compression stations that increased transport capacity by 6.5 bcm/y. The entire new capacity has been entirely awarded to third parties.
■ TTPC. The pipeline, 740-kilometer long, is made up of two lines that are each 370-kilometer long with a transport capacity of 33.2 bcm/y and five compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Mediterranean coast where it links with the TMPC pipeline. The pipeline was recently upgraded by increasing compression capacity in order to enable transportation of an additional 6.5 bcm/y. The upgrade was finalized in 2008 and became fully operational during 2009.
■ TMPC. The pipeline for the import of Algerian gas is 775-kilometer long and consists of five lines that are each 155-kilometer long with a transport capacity of 33.5 bcm/y. It crosses the underwater	Sicily Channel from Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system. In 2009, the operation of TMPC gas pipeline was fully restored. One of the five lines of the import pipeline from Algeria was damaged by an oil tanker anchor crossing the Sicily channel on December 19, 2008.
■ TENP. The pipeline is 1,000-kilometer long (two 500-kilometer long lines) and has transport capacity of 15.5 bcm/y and four compression stations. It transports natural gas through Germany, from the German-Dutch border of Bocholtz to Wallbach at the German-Swiss border.
■ Transitgas. The pipeline is 291-kilometer long and has one compression station, that transports natural gas across Switzerland with its 165-kilometer long main line and a 71-kilometer long doubling line, from Wallbach where it joins the TENP pipeline to Passo Gries at the Italian border. It has a transport capacity of 20 bcm/y. A new 55-kilometer long line from Oltingue/Rodersdorf at the French-Swiss border to Lostorf, an interconnection point with the line coming from Wallbach, was built for the transport of Norwegian gas.
■ GreenStream. The pipeline started operations in October 2004 for the import of Libyan gas produced at Eni operated fields Bahr Essalam and Wafa. It is 520-kilometer long with a transport capacity of 8 bcm/y and crosses underwater in the Mediterranean Sea from Mellitah on the Libyan coast to Gela in Sicily, the point of entry into the Italian natural gas transport system. In 2009, the pipeline was upgraded by 3 bcm/y, which are expected to come fully on stream in 2010, bringing total capacity to 11 bcm/y. This additional capacity will support Eni’s plans to increase gas production at its Libyan field to be implemented in future years.

Eni holds a 50% interest in the Blue Stream underwater pipeline (water depth greater than 2,150 meters) linking the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 bcm/y. It is part of a joint venture to sell gas produced in Russia on the Turkish market.

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Strategic partnership between Eni and Gazprom:
the South Stream project

In 2009 the strategic partnership between Eni and Gazprom, the world-leading gas producer, celebrated its 40th anniversary. Both partners are jointly assessing the technical and economic aspects of a project to build a new import route to Europe to market gas produced in Russia.
The South Stream pipeline will have a transport capacity of 63 bcm/y. The design has identified two sections: (i) an offshore section crossing the Black Sea from the Russian coast at Beregovaya (the same starting point of the Blue Stream pipeline) to the Bulgarian coast at Varna; and (ii) an onshore section crossing Bulgaria for which two options are currently being evaluated: one pointing North West and another pointing South West. The second option envisages crossing Greece and the Adriatic Sea before linking to the Italian network.
In December 2009, Eni and Gazprom signed an agreement providing for the French company EdF to enter the project. The conditions of the agreement will be defined in the coming months.

Gries, Mazara del Vallo, Gela) and LNG regasification terminals (Panigaglia and Cavarzere). Storage fields are connected to the transport network at 2 virtual entry/exit points to the storage hubs. Natural gas leaving the national grid is carried on the regional network to the delivery points where it is offtaken by customers;
- a regional transport network extending over 22,660 kilometers, made up of smaller lines and allowing the transport of natural gas to large industrial complexes, power stations and local distribution companies in the various local areas served.

Distribution activity
Snam Rete Gas through Italgas and other subsidiaries, is also engaged in gas distribution activity which involves the delivery of natural gas to residential and commercial customers in urban centers through low pressure networks. In 2009 Italgas served 1,322 municipalities through a low pressure network consisting of approximately 50,000 kilometers of pipelines supplying 5.8 million customers and distributing 7.7 bcm in 2009.

Storage activity
Snam Rete Gas through Stogit, is the leading Italian operator and one of the major operators in Europe. Gas storage is regulated by concessions and compensates the different requirements of supply and consumption; in fact, supply is basically constant over the year, while demand is characterized by seasonal swings. Storage services are provided through 8 operating concessions. These storage sites are depleted gas fields and have been converted to storage by means of proper infrastructures and facilities that link them to the national transport network.
In 2009, 8.71 bcm of gas were supplied while 7.81 bcm were input to the Company’s storage deposits. Storage capacity amounted to 13.9 bcm, of which 5 bcm were destined to strategic storage. The share of storage capacity used by third parties was 70%.
The development of storage projects aimed at increasing capacity, represents a pillar in Snam Rete Gas’s strategy aimed at upgrading security of supplies and system flexibility in meeting peak demand, by this way contributing to the optimization of Eni’s gas supply portfolio.

■ REGULATED BUSINESSES IN ITALY
Eni, through Snam Rete Gas, a company listed on the Italian Stock Exchange, in which Eni holds a 52.54% interest, operates most of the Italian natural gas transport network, a regasification terminal located in Panigaglia, an extensive local distribution network and gas underground storage deposits and related facilities.
In 2009, management completed the reorganization of Eni’s regulated businesses in Italy by combining into a single entity all gas-related infrastructures whose remuneration is established by the Italian Authority for Electricity and Gas. The reorganization was implemented by divesting the parent company’s interests in Italgas SpA (100%) and Stoccaggi Gas Italia SpA (100%) to Snam Rete Gas. The transaction is expected to deliver significant synergies for regulated businesses allowing Eni to maximize the value of both gas distribution and storage activities.
Management plans to invest approximately euro 6.4 billion in the next four years in the regulated businesses mainly directed to upgrading and developing the transport and distribution networks and storage capacity, aiming at strengthening security, flexibility and service quality of the gas infrastructures.
Specifically, in the next four-year period Eni plans to expand and upgrade transport networks (approximately euro 4.3 billion), the storage regulated capacity (approximately euro 1 billion), both through the development of new fields and the expansion of existing capacity, and upgrade and develop local distribution networks as well as to provide the substitution of old metering (approximately euro 1.1 billion).

Transport Activity
Snam Rete Gas is the leading Italian operator in transport and dispatching of natural gas in Italy, as it manages nearly all transport infrastructures in Italy, with over 31,500 kilometers of high and medium pressure trunk-lines (approximately 94% of the whole transport system).

Eni’s network comprises:
- a national transport network extending over 8,871 kilometers, made up of high pressure trunk-lines mainly with a large diameter, which carry natural gas from the entry points to the system – import lines, storage sites and main Italian natural gas fields – to the linking points with regional transport networks. Natural gas coming from outside Italy is input in the national grid at 7 entry points, corresponding to the interconnections with import pipelines (Tarvisio, Gorizia, Passo

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2007	2008	2009
Net sales from operations (a) (b)	(euro million)	36,349	45,017	31,769
Operating profit		686	(988)	(102)
Adjusted operating profit		292	580	(357)
Adjusted net profit		294	521	(197)

Capital expenditures		979	965	635
Adjusted capital employed, net at year end		7,149	8,260	7,560
Adjusted ROACE	(%)	4.6	6.5	(2.6)

Refinery throughputs on own account	(mmtonnes)	37.15	35.84	34.55
Refinery conversion index	(%)	56	58	60
Balanced capacity of refineries	(kbbl/d)	748	737	747
Retail sales in Europe	(mmtonnes)	11.80	12.03	12.02
Service stations in Europe at period end (c)	(units)	6,440	5,956	5,986
Average throughput per service station in Europe (c)	(kliters)	2,486	2,502	2,477

(a)	From January 1, 2009 Eni adopted IFRIC 13 "Customer Loyalty Programmes" that requires that the award points granted to clients within the related loyalty programs be accounted as a separate component of the basic transaction, evaluated at their fair value and recognized as revenues when effectively used. Prior period results have been restated accordingly.
(b)	Before elimination of intragroup sales.
(c)	2007 data include downstream activities in the Iberian Peninsula divested to Galp in October 2008.

2009 HIGHLIGHTS

Portfolio development
In January 2010, Eni signed an agreement to acquire oil downstream activities in Austria. This includes a retail network with 135 service stations, wholesale activities and commercial assets in the aviation business as well as logistics and storage activities.

Re-branding of downstream oil activities
The upgrading process of Eni’s retail network of service stations continued aimed at improving service and quality standards. In 2010 the re-branding to the “eni” brand of all downstream activities was launched.

Financial and operating results
In 2009, the Refining & Marketing division reported an adjusted net loss of euro 197 million (down euro 718 million, reversing a prior year	profit of euro 521 million) driven by sharply lower refining margins as a result of an unfavorable trading scenario as market benchmarks plunged to historical lows.

Return on average capital employed on an adjusted basis was a negative 2.6% declining from 2008 (6.5%).

Capital expenditures totaled euro 635 million and related mainly to projects designed to improve the conversion rate and flexibility of refineries, logistic assets, the upgrade of the refined product retail network in Italy and in the rest of Europe.

In the medium-term, management plans to recover profitability by selectively upgrading the refining system and strengthening its leadership in the Italian retail market, aggressively cutting costs and improving efficiency.

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■ Improve profitability of marketing activities by increasing the quality and range of the retail offer

As a result of all these actions, management believes that the Refining & Marketing segment will be cash flow positive in 2012.

STRATEGIES

Eni’s Refining & Marketing segment engages in refining of crude oil and marketing of refined products primarily in Italy and in Central-Eastern Europe. We are leader in the retail marketing of refined products in Italy with a market share of 31.5% as of the end of 2009.
The Company’s operations are fully integrated through refining, supply, trading, logistics and marketing so as to maximize cost efficiencies and effectiveness of operations. Integration with upstream activities, technological know-how in refining, a well known brand, the quality of products and services provided to a wide and loyal customer base, represent further competitive advantages on which Eni can leverage to better face an extremely challenging scenario.
To cope with this challenging outlook, management plans to:

■ Keep tight control on capital expenditures, particularly in refining through strong financial discipline in selecting capital projects
■ Strongly focus on cost reductions and energy efficiency improvements

REFINING	being affected by:
• increasing demand for high energy efficient engines and use of bio-fuels based on the more and more widespread attention to environmental issues;
• increasing refining capacity particularly in Middle and Far East;
• lower propensity of the US market to import gasoline.
On the plus side, the eventual margin level will be influenced by the pace of the global economic recovery and the extent of refinery rationalization in the face of weak margins.
To cope with this challenging outlook, management confirms a strategy aimed at improving the competitive positioning of refining operations through selected capital expenditure focused on its best positioned assets including monetization of know-how and key proprietary technologies (EST) and tight cost control and efficiency gains.

■ INDUSTRY TRENDS
In 2009, the refining environment was particularly unfavorable due to rapidly escalating oil prices which were not transferred on to final prices of refined products due to weak European and US demand, excess inventory levels, ample refining capacity. Our margin also suffered from significantly compressed differentials between heavy and light crude oils which impacted profitability of complex processes (from 5.1 $/bl to 1.9 $/bl in 2008 and 2009 respectively). Management believes that current weakness of industry fundamentals will remain weak over the next two to three years and refining margins will remain at an unprofitable level for some time as demand for refined products continues

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■ OUR ASSETS
Eni’s refining system in Italy is composed of five 100-percent owned refineries and a 50% interest in the Milazzo refinery in Sicily. Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset structure, the geographic positioning with respect to end markets and the integration with Eni’s other activities.
Management plans to upgrade the Company best refineries (namely Sannazzaro, Taranto and Gela refineries) by investing euro 1.6 billion to complete ongoing upgrading projects as well as implementing energy saving measures in order to increase profitability.

SANNAZZARO: with a balanced refining capacity of 180 kbbl/d and a conversion index of 61.2% is one of the most efficient refineries in Europe. Located in the Po Valley, it mainly supplies markets in North-Western Italy and Switzerland. The high degree of flexibility of this refinery allows it to process a wide range of feedstock. From a logistical standpoint this refinery is located along the route of the Central Europe Pipeline, which links the Genoa terminal with French speaking Switzerland. This refinery contains two primary distillation plants and relevant facilities, including three desulphurization units. Conversion is obtained through a fluid catalytic cracker (FCC), a mild hydrocracker (HdCK) middle distillate conversion unit and a visbreaking thermal conversion unit with a gasification facility using the heavy residue from visbreaking (tar) to produce syngas to feed the nearby EniPower power plant at Ferrera Erbognone. In 2009, a new HdCK with 28 kbbl/d capacity came on stream to upgrade conversion. In addition Eni plans to further develop a conversion capacity employing the Eni Slurry Technology to a 23 kbbl/d capacity unit designed to process of extra heavy crudes with high sulfur content producing high quality middle distillates, in particular gasoil, and reducing the yield of fuel oil to zero. Start-up of this facility is scheduled in late 2012.

TARANTO: with a balanced refining capacity of 110 kbbl/d and a conversion index of 64.8%, can process a wide range of crude and other feedstock. It mainly produces fuels for automotive use and residential heating purposes for the Southern Italian markets. Besides its primary distillation plants and relevant facilities, including two units for the desulphurization of middle distillates, this refinery contains a two-stage thermal conversion plant (visbreaking/thermal cracking) and an RHU conversion plant for the conversion of high sulfur content residues into valuable products and catalytic cracking feedstocks. It processes most of the oil produced in Eni’s Val d’Agri fields carried to Taranto through the Monte Alpi pipeline (in 2009 a total of 1.5 mmtonnes of this oil were processed). The new hydrocracking unit with a capacity of 17 kbbl/d started production in 2010. Eni’s plan to upgrade the conversion capacity of this refinery will enable to extract value from fuel oil and other semifinished products currently exported.

GELA: with a balanced refining capacity of 100 kbbl/d and a conversion index of 142.4%, is located on the Southern coast of Sicily and is highly integrated with upstream operations as it processes heavy crude produced from Eni’s nearby offshore and onshore fields in Sicily. In addition, it is integrated downstream as it supplies large volumes of petrochemical feedstock to Eni’s in site petrochemical plants. The refinery also manufactures fuels for automotive use and petrochemical feedstock. Its high conversion level is ensured by an FCC unit with go-finer for the upgrading of feedstocks and two coking plants for the vacuum conversion of heavy residues. The power plant of

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this refinery also contains modern residue and exhaust fume treatment plants which allow full compliance with the tightest environmental standards. An upgrade of the Gela refinery is underway by means of an upgrade of its power plant, through the revamping of its boilers, aimed at increasing profitability by exploiting the synergies deriving from the integration of refining and power generation.

In Germany, Eni holds an 8.3% interest in the SCHWEDT refinery and a 20% interest in BAYERNOIL, an integrated pole that includes the Vohburg and Neustadt refineries. Eni’s refining capacity in Germany amounts to approximately 60 kbbl/d mainly used to supply Eni’s distribution network in Bavaria and Eastern Germany.
In 2008, the restructuring of the whole Bayernoil complex was completed and a new hydrocraking unit came on stream in 2009 to increase middle distillate yields.

■ OPERATIONAL EFFICIENCY AND ENVIRONMENTAL
     PERFORMANCE
Eni intends to continue pursuing high levels of operational efficiency and environmental performance at its refineries. Since 1994, the Energy Intensity Index was reduced by 20% and power consumption of our processes per unit of production has shown a decreasing trend to date. Energy efficiency projects represented for several years a constant commitment within Eni’s downstream activities where the objective for a rational use of energy (power) is pursued making use of the best technologies and process solutions.
In the medium term we intend to implement more energy saving projects aimed at a further 60 ktoe/y savings (equal to approximately 180 ktonnes/y of CO2).
In 2009, our energy saving initiatives enabled our refineries to reduce GHG emissions by 450 ktonnes/y from a year earlier.

Eni’s refineries in Italy have production systems fully compliant with standards provided for by the ISO 14001 International Certification; the Taranto, Venice, Livorno and Sannazzaro refineries also comply with the stricter Environmental Management & Audit Scheme (EMAS) requirements recognized by the European Union.

LOGISTICS

Eni is a primary operator in storage and transport of petroleum products in Italy with its logistical integrated infrastructure consisting of 21 directly managed storage sites and a network of petroleum product pipelines for the sale and storage of refined products, LPG and crude.
Our logistic model is organized on hub structure including five main areas. These hubs monitor and centralize the handling of products flows aiming to drive forward more efficiency particularly in cost control of collection and delivery of orders.

MARKETING

Eni markets a wide range of refined petroleum products, primarily in Italy, through an extensive operated network of service stations, franchises and other distribution systems. In fuel retail marketing in Europe, Eni expects the sluggish dynamics of demand to persist along with increased competition especially in premium products and non oil services. In this context we intend to improve the profitability of our marketing activities by increasing the quality and range of our retail offer including non-oil activities and loyalty programs as well as by upgrading and restyling service stations. In addition we plan to significantly improve our operating efficiency.

■ RETAIL - ITALY
In 2010, the re-branding to the “eni” brand of all the Company’s downstream assets was launched. Following this project and the restyling of service stations, the Company will market refined products in Italy through its renewed eni-branded network.

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In marketing operations, Eni plans to strengthen its competitive positioning in Italy and targets to expand its share in the domestic retail market for fuels to 34% by 2013, compared to 31.5% in 2009. That growth will be driven by improving quality and range of offered services including non-oil activities, leveraging on marketing initiatives and innovative non oil formats as well as strengthening customers’ loyalty through the launch of new loyalty programs. Planned actions are also designed to attain European standards in terms of both quality of offered services and environmental regulation compliance.
By 2013, Eni expects to achieve volumes of approximately 12.2 billion liters sold (approximately 11.4 billion liters in 2009) with a retail network composed of 4,451 service stations, of which 75% is owned.
In 2009, while domestic consumption was barely unchanged, retail sales on the Italian network (9.03 mmtonnes) were up approximately 220 ktonnes from 2008, or 2.5%, mainly due to loyalty programs, marketing and pricing initiatives, in particular “Iperself” sales, and the opening of new services stations that sustained a 0.9 percentage point growth in market share from 30.6% as of December 31, 2008 to 31.5% as of December 31, 2009.

■ PREMIUM PRICE PRODUCTS
In the field of fuels, Eni intends to continue innovating and developing research in order to catch further value from its know-how in producing products which can satisfy new customers’ needs. Fuels of the Blu line (BluSuper and BluDieselTech) represent a significant result of a research development aimed at producing high performance and low environmental impact fuel.
In 2009, sales of BluDieselTech amounted to approximately 600 ktonnes (720 mmliters), and represented 10.5% of gasoil sales on Eni’s retail network. As of December 31, 2009, service stations marketing BluDieselTech totaled 4,104 units covering approximately 92% of Eni’s network.
Retail sales of BluSuper amounted to 82 ktonnes (110 mmliters) and covered 2.6% of gasoline sales on Eni’s retail network. As of December 31, 2009, service stations marketing BluSuper totaled 2,679 units covering approximately 60% of Eni’s network.

■ RETAIL - OUTSIDE ITALY
Eni’s strategy in the rest of Europe is focused on selectively growing its market share, particularly in Eastern and Central Europe leveraging on synergies ensured by the proximity of these markets to Eni’s production and logistic facilities, brand awareness and economies of scale.
In 2009, retail sales of refined products marketed in the rest of Europe (2.99 mmtonnes) were down approximately 230 ktonnes from 2008, or 7.1%, mainly in Germany and Eastern Europe due to a decrease in fuel demand.
As of December 31, 2009, Eni’s retail network in the rest of Europe consisted of 1,512 units, a decrease of 35 units from December 31, 2008 (1,547 service stations).

The key markets of Eni’s presence are: Austria with a 7.3% market share, Hungary with 11.6%, Czech Republic with 11.3%, Slovakia with 9.2%, Switzerland with 6.4% and Germany with a 3.4% on national base. These market shares were calculated by Eni based on public data on national consumption and Eni’s sales volumes.

Non oil activities in the rest of Europe are carried out under the CiaoAgip® brand name in 1,152 service stations, of which 398 are in Germany and 159 in France with a 76% coverage of the network and a virtually complete coverage of owned stations.

■ WHOLESALE AND OTHER BUSINESSES

Fuels
Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels and fuel oil. Major customers are resellers, agricultural users, manufacturing industries, public utilities and transports, as well as final users (transporters, condominiums, farmers, fishers).
Eni provides its customers with its expertise in the area of fuels with a wide range of products that cover all market requirements. Along with traditional products provided with the high quality Eni standard, there is also an innovative low environmental impact line, which includes AdvanceDiesel especially targeted for heavy duty public and private transports. Customer care and

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product distribution is supported by a widespread commercial and logistical organization presence all over Italy and articulated in local marketing offices and a network of agents and concessionaires.
In 2009, sales volumes on wholesale markets in Italy (9.56 mmtonnes) were affected by a decrease in demand for jet fuel, the bunkering market and fuel oil for power generation, as well as in gasoil sales due to lower industrial consumption reflecting the economic downturn. Sales on wholesale markets in the rest of Europe amounted to 3.66 mmtonnes.

Eni also markets jet fuel directly at 46 airports (of which 27 are in Italy) and is active in the international market of bunkering, marketing marine fuel mainly in 40 ports (of which 23 are in Italy).

LPG
In Italy, Eni is leader in LPG production, marketing and sale with 575 ktonnes sold for heating and automotive use equal to a 18% market share. An additional 227 ktonnes of LPG were marketed through other channels mainly to oil companies and traders.

Lubricants
Eni operates 7 (owned and co-owned) blending plants, in	Italy, Europe, North and South America and the Far East. With a wide range of products composed of over 650 different blends Eni masters international state of the art know-how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing).

Oxygenates
Eni, through its subsidiary Ecofuel (Eni’s interest 100%), sells approximately 2 mmtonnes/y of oxygenates mainly ethers (approximately 7% of world demand) and methanol (approximately 1.5% of world demand). About 77% of products are manufactured in Italy in Eni’s plants in Ravenna, in Venezuela (in joint venture with Pequiven) and Saudi Arabia (in joint venture with Sabic) and the remaining 23% is bought and resold.

Eni also distributes bio-ETBE on the Italian market in compliance with the new legislation indicating the minimum content of bio-fuels. Bio-ETBE is a kind of MTBE that gained a relevant position in the formulation of gasoline in the European Union, due to the fact that it is produced from ethanol from agricultural crops and qualified as bio-component in the European directive on bio-fuels.

Re-branding of downstream oil activities and promotional action

"eni" brand for downstream oil

eni

By 2013, we will continue to strengthen our Central-European position. Our upgrading strategy allowed us to reach European standards in terms of average throughput and services to customers deriving from efficiency actions and successful promotional campaigns. We adopted a restyling program for our service stations that entails their re-branding to "eni" brand. In Italy we own 4,474 service stations, in the rest of Europe our network of 1,512 service stations covers selected areas where we intend to consolidate our presence leveraging on logistical and operating synergies.

In 2009, in Italy we will further grow our Italian market share by over 2 percentage points to 34% through improvements in the quality and range of our offer including non-oil activities and loyalty programs.

Multicard Routex

The Routex Multicard paying card is addressed to professional transport (transporters and car fleets) and provides users with services ranging from delayed payment to discounts on fuel prices, centralized invoicing, reports on consumption and distances covered, in addition to toll paying in highways.

This initiative aims at gaining loyalty from customers across Europe as the card can be used in Italy on all Eni's service stations and, in its international version, on the service stations of all members of the Routex consortium (Aral, BP, OMV and Statoil). In 2009 volumes bought with this card in Agip branded service stations represented approximately 16.6% of total sales in Italy and 11.4% in Europe.

multicard
ROUTEX

"you&eni": a new loyalty program

In February 2010 Eni launched the new promotional campaign "you&eni" lasting 3 years until January 31, 2013, designed to boost customer loyalty to the unique "eni" brand for all the Company's downstream activities.

As a support and complement of its promotional strategy, Eni intends to launch specific short-term promotional initiatives (traffic builder promotion) aimed at attracting new clients and retaining them by enrolling them in longer term loyalty programs leveraging also on co-marketing initiatives in cooperation with commercial partners.

you&eni

The previous promotional campaign "You&Agip", launched in March 2007 and lasting 3 years finished in 2009. This three-year long initiative offered prizes to customers in proportion to purchases of fuels and convenience items at service stations stores as well as at the outlets of certain partners to the program. As of December 31, 2009, the number of customers that actively used the card in the year amounted to approximately 5.4 million. The average number of cards active each month was over 3.1 million. Volumes of fuel marketed under this initiative represented over 45% of total volumes marketed on Eni's service stations joining the program, and 44% of overall volumes marketed on Eni's network.

Iperself

In 2009, Eni continued successfully its "Iperself" promotional campaign, which provides a discount to customers purchasing fuel in self service stations during closing hours. Supported by other marketing activities, this initiative allowed achieving higher sales and a higher market share in retail marketing even in an environment characterized by declining domestic consumption.

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2007	2008	2009
Net sales from operations (a)	(euro million)	8,678	9,176	9,664
Operating profit		837	1,045	881
Adjusted operating profit		840	1,041	1,120
Adjusted net profit		658	784	892
Capital expenditures		1,410	2,027	1,630
Adjusted ROACE	(%)	17.1	16.8	15.4

Orders acquired	(euro million)	11,845	13,860	9,917
- Offshore construction		3,496	4,381	5,089
- Onshore construction		6,070	7,522	3,665
- Offshore Drilling		1,644	760	585
- Onshore Drilling		635	1,197	578

Order backlog		15,390	19,105	18,730
- Offshore construction		4,215	4,682	5,430
- Onshore construction		7,003	9,201	8,035
- Offshore Drilling		3,471	3,759	3,778
- Onshore Drilling		701	1,463	1,487

(a)	Before elimination of intragroup sales.

2009 HIGHLIGHTS

Adjusted net profit was euro 892 million, up euro 108 million from a year ago, or 13.8%, driven by steady revenue flows and profitability as a result of the large number of oil & gas projects that were started during the upward phase of the oil cycle.

Return on average capital employed calculated on an adjusted basis was 15.4% in 2009, lower than in 2008 (16.8%).

Orders acquired amounted to euro 9,917 million, down euro 3,943 million from 2008 (down 28.4%), in particular in onshore construction and onshore drilling activities.	Order backlog amounting to euro 18,730 million at December 31, 2009 (euro 19,105 million at December 31, 2008), related in particular to projects in North Africa (30%), West Africa (15%) and the Rest of Europe (13%).

Capital expenditures amounted to euro 1,630 million, down euro 397 million from 2008, or 19.6%. The main projects related to the upgrade of the construction and drilling fleet.

STRATEGIES

Eni operates in engineering, construction and drilling both offshore and onshore for the oil & gas industry through Saipem, a subsidiary listed on the Italian Stock Exchange (Eni’s interest is 43%). Saipem boasts a strong position in the relevant market leveraging on technological and operational skills mainly in frontier	areas, harsh environments and complex projects, as well as on engineering and project management capabilities and ownership or availability of necessary technologies as a result of a challenging internal (investments on offshore fleet) and external (acquisition of Bouygues Offshore and Snamprogetti) growth process.

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ENI IN 2009 BUSINESS REVIEW / ENGINEERING & CONSTRUCTION

In spite of the uncertainty on the time of the recovery of global economy, Saipem plans to continue consolidating its position in the main business segments, implementing the following strategic guidelines:

■ To maximize the efficiency in all business areas maintaining top execution and security standards, preserving competitive supply costs, optimizing the utilization rate of the fleet, increasing structure flexibility in order to mitigate the effects of negative business cycles as well as developing and promoting a company culture that will permit the identification and management of risks and business opportunities.

■ To continue focusing on the more complex and difficult projects in the strategic segments of deepwater, FPSO, heavy crude and LNG upgrading (offshore and onshore, for the monetization of stranded gas reserves) in order to consolidate the Company’s competitive position in large offshore and onshore projects for the development of hydrocarbon fields.

■ To promote local content in terms of employment of local contractors and assets in strategic Countries where large projects are carried out, supporting the development of delocalized logistic hubs and construction yards when requested by clients in order to achieve a long-term consolidation of its market position in those Countries.

■ To leverage on the capacity to execute internally more phases of large projects on an EPC and EPIC basis, pursuing better control of costs and terms of execution adapting with flexibility to clients’ needs, thus expanding the Company’s value proposition.

■ To complete the expansion and revamping program of its construction and drilling fleet in consideration of the future needs of the oil & gas industry, in order to confirm the Company’s leading position in the segment of complex projects with high profitability.

BUSINESS AREAS	performed in the deepwater and sub-Arctic areas. The Company will also continue to invest (assets and infrastructures) supporting relevant projects in portfolio (among them the new Aquila FPSO, that will be operative in 2011).

In 2009, revenues of the offshore segment were euro 4,317 million, accounting for 45% of total revenues. Contribution from operations came in at euro 719 million, up euro 108 million representing 55% of total contribution from operations. These results reflect in particular higher levels of activity in West Africa, Kazakhstan and the Mediterranean Area.

Among the main acquisitions of 2009 were:

■ A contract on behalf of Agip KCO as part of the development program of the Kashagan field related to the hook-up and commissioning of offshore facilities, as well as activities to be executed in the Kuryk construction yard in Kazakhstan.

■ A contract on behalf of Eni for the conversion of a tanker into an FPSO (Floating Production Storage and Offloading) vessel that will have a storage and production capacity of 700 kbbl/d and 12 kbbl/d, respectively.

■ An EPC contract on behalf of ESSO Exploration Angola for the development of the Kizomba Satellites Project offshore Angola. The project is aimed at linking the Mavacola and Clochas fields to the existing FPSO units.

■ OFFSHORE CONSTRUCTION
Saipem is well positioned in the market of large, complex projects for the development of offshore hydrocarbon fields leveraging on its technical and operational skills, supported by a technologically advanced fleet, the ability to operate in complex environments, and engineering and project management capabilities acquired on the marketplace over recent years (one of the most relevant acquisitions was Bouygues Offshore).
Saipem intends to consolidate its market share strengthening its EPIC oriented business model and leveraging on its satisfactory long-term relationships with the major oil companies and National Oil Companies (“NOCs”).
Higher levels of efficiency and flexibility are expected to be achieved by reaching technological excellence and the highest economies of scale in its engineering hubs employing local resources in contexts where this represents a competitive advantage, integrating in its own business model the direct management of the construction process through the creation of a large construction yard in South-East Asia and revamping/upgrading its construction fleet.
Over the next four years, Saipem will invest in the completion of new offshore vessels: an innovative pipelayer (CastorOne), a field development ship for deep waters (FDS2) and other supporting assets for offshore activity. These capital expenditures will allow the Company to reinforce its capabilities in the operations

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ENI IN 2009 BUSINESS REVIEW / ENGINEERING & CONSTRUCTION

■ ONSHORE CONSTRUCTION
Saipem is one of the world’s largest engineering and construction operators on a turnkey contract base in the oil & gas segment and in the onshore construction business, especially after its acquisition of Snamprogetti. Saipem operates in the construction of plants for hydrocarbon production (extraction, separation, stabilization, collection of hydrocarbons, water injection) and treatment (removal and recovery of sulphur dioxide and carbon dioxide, fractioning of gaseous liquids, recovery of condensates) and in the installation of large onshore transport systems (pipelines, compression stations, terminals).
Leveraging on its distinctive know-how in gas monetizing, Saipem is capable to manage large and complex turnkey projects in the high-tech sector of LNG. Saipem is currently building a large gas liquefaction plant in Algeria, as main contractor.
Saipem’s competitiveness is granted by the technological excellence of its engineering hubs and the management of large parts of engineering activities in cost efficient areas (Engineering Centre in India).
At the end of the current economic downturn, when a new cycle of investments in the oil & gas industry will take place, Saipem will be focused on taking advantage of the opportunities rising from the market in the plant and pipeline segments leveraging on its solid competitive position in the realization of complex projects in the strategic areas of the Middle East, Caspian Sea, North and West Africa and Russia.

In 2009 revenues of the onshore construction segment amounted to euro 4,258 million, accounting for 44% of total revenues. Contribution from operations of euro 313 million decreased by euro 28 million from 2008, mainly due to the postponement of the activities related to the Manifa project on behalf of Saudi Aramco.

Among the major orders acquired in 2009 were:

■ An EPC contract on behalf of the joint-venture between Eni and Sonatrach for the construction of facilities for the treatment of natural gas extracted from the Menzel Ledjmet field and	from the future developments of the CAFC (Central Area Field Complex) in Algeria.

■ An EPC contract on behalf of Sonatrach for the construction of the GK3 gas pipeline that will connect various cities situated in the north-eastern region of Algeria for a total length of approximately 350 kilometers.

■ An EPC contract on behalf of Qafco for the construction of a new urea plant in the city of Mesaieed, in Qatar.

■ OFFSHORE DRILLING
Saipem is the only engineering and construction contractor that provides also offshore and onshore drilling services to oil companies. In the offshore drilling segment Saipem mainly operates in West Africa, North Sea, Mediterranean Sea and Middle East and boasts significant market positions in the most complex segments of deep and ultra-deep offshore, leveraging on the outstanding technical features of its drilling platforms and vessels, capable of operating at a maximum depth of 3,000 meters.
Saipem is finalizing an upgrading program of its drilling fleet providing it with state-of-art rigs to enhance its role as high quality player capable of operating also in complex and harsh environments and to respond to the current and future needs of the oil industry. In particular, in the next years Saipem intends to complete the building of: (i) the Scarabeo 8 and 9, new generation semi-submersible platforms, that have been already rented to Eni under multi-year contracts; and (ii) the new deepwater S12000 drilling ship to perform operations in West Africa on behalf of Total. In parallel, investments are underway to renew and to keep up the production capacity of other fleet equipment (upgrade equipment to the characteristics of projects or to clients needs and purchase of support equipment).

In 2009 revenues of the offshore drilling segment were euro 566 million, accounting for 6% of total revenues. Contribution from operations increased by euro 19 million to euro 207 million from a year earlier mainly related to higher levels of activity of the Perro Negro 3 and Perro Negro 7 jack up and of a Tender Assisted Drilling Barge.

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Main orders acquired in 2009 related to:

■ A 3-year extension for the use of the Scarabeo 5 semi-submersible platform in the Norwegian section of the North Sea on behalf of Statoil.

■ A 5-year extension of the contract for the use of the semi-submersible platform Scarabeo 6 in Egypt on behalf of Burullus Gas Company.

■ A 12-month extension for the use of the recently built Perro Negro 6 jack up on behalf of Sonangol.

■ ONSHORE DRILLING
Saipem operates in this area as main contractor for the major international oil companies and NOCs executing its activity mainly in South America, Saudi Arabia, North Africa and, at a lower extent, in Europe. In these areas Saipem can leverage on its knowledge of the market, long-term relations with customers and synergies and integration with other business areas. Saipem boasts a solid track record in remote areas (in particular in the Caspian Sea), leveraging on its own operational skills and its ability to operate in complex environments.

In 2009, revenues of the onshore drilling segment were euro 523 million, accounting for 5% of total revenues. Contribution from operations came in at euro 71 million, down euro 15 million from 2008 reflecting lower average utilization rate of equipment.
The most significant contracts awarded during the period include:

■ A contract on behalf of Agip KCO for the lease of 2 rigs in Kazakhstan for the development of the Kashagan field with a contract duration of five and half years.

■ A contract on behalf of Eni in Congo for the lease of two rigs that will operate in the M’Boundi field with a contract duration of two years.

■ A contract on behalf of the joint-venture between First Calgary Petroleum and Sonatrach in Algeria for the lease of 2 rigs that will operate in the 405B block situated in the Berline basins with a contract duration of three years.

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2007	2008	2009
Employees in Italy at year-end	(units)	39,427	39,480	38,299
of which: - women		7,216	7,326	7,137
Employees outside Italy at year-end		36,435	39,400	40,118
of which: - women		3,904	4,938	5,482
Employees in research and development activities (at year end)		1,082	1,098	1,019

Injury frequency rate (accidents per million hours worked)	(number)	1.94	1.45	0.99
Injury severity rate (day of absence per thousand hours worked)		0.07	0.05	0.04

Number of oil spills	(number)	368	378	287
Volumes of oil spills due to incidents	(barrels)	6,729	4,738	6,284
Volumes of oil spills due to sabotages	(barrels)	2,608	2,286	15,289

GHG emissions	(mmtonnes CO2 eq)	66.84	62.43	57.33

Applications for patents	(number)	69	96	106
Research and development costs	(euro million)	208	217	207

Cost incurred for safety	(euro million)	468	440	538
Environmental expenditures	(euro million)	1,063	1,081	1,324

The sustainability model is part of Eni’s governance system and allows to plan, manage and communicate Eni’s commitment to sustainable development, focusing on the issues emerging from the assumptions on future energy scenarios and from dialogue with our stakeholders. The commitment to sustainable development is part of Eni’s governance model and affects the development of our management system.
Eni’s commitment to sustainability is confirmed by its ranking in the major sustainability indexes. In 2009 Eni was included in the Dow Jones Sustainability Index, in the STOXX and in the FTSE4GOOD, in addition to ranking second in the Accountability Rating Italy 2009. Eni was also ranked first in the Italian and world rating of the CSR Online Award 2009. In June 2009 Eni’s CEO received the Foreign Policy Association’s Corporate Social Responsibility Award.

In 2009 our environmental and social performance was remarkable. Our safety parameters are at or in proximity of historical lows.
Eni also continued to work to improve the management of health protection, carried out with a “systemic” approach in all Eni sites in Italy and abroad, based on the development of a system for the integrated management of HSE issues. The complexity and globality of the issues of sustainable development led Eni to cooperate actively with international organizations in the area of dissemination of sustainability.
We continued consolidating relations with producing Countries through the signing of partnership agreements. We are also committed to efficiently combine our sustainability model with the offer provided to our customers and increasing the dialogue with consumers’ association. In 2009, Eni developed various new projects aimed at improving the quality of the services rendered and customer satisfaction. In particular, we focused on improving and codifying qualifications and controls of supply chains (vendor management systems), monitoring and disseminating the respect of sustainability principles in the supply chain; as well as improving data collection systems mainly outside Italy. In the year we contributed to promote local development and we steadily improved the energy efficiency of our refineries. We continued to make progress on projects in advanced solar technology that makes use of organic materials, geological sequestration and bio-fixation of CO2, and development of bio-fuels. We launched a number of company initiatives designed to better motivate and improve the wellbeing of all our employees.

In the next four years, we will strive to improve the sustainability of our activities through our commitment to research and innovation, the development of local communities, the protection of the environment and the endorsement of higher health and safety standards. In conducting operations and in our relations with partners we uphold the protection and promotion of human rights.

More detailed information on the social and environmental performance of Eni is found in Eni’s website in the section Sustainability.

HUMAN RESOURCES AND ORGANIZATION

Eni’s employees represent an asset to be safeguarded and enhanced. To attain this, we have developed a corporate culture based on strong ethical standards and the respect of human rights and programs to empower people based on careful, well tailored career paths.

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ENI IN 2009 COMMITMENT TO SUSTAINABLE DEVELOPMENT

GOVERNANCE
Commitments	Main Results	Next steps
• Supporting and strengthening a governance system focusing on the complexity of economic and social environments where Eni operates to sustainable development.	• Training program for the members of the Board of Directors and the Board of Statutory Auditors;
• Updating of Eni’s 231 Model and optimizing the structures of the subsidiaries’ control bodies;
	• Completed the process of sharing the Code of Ethics.	• Continue the commitment to involve minority shareholders; • Extend the training activities for the promotion of governance best practices.
PEOPLE
Commitments	Main Results	Next steps
• Guaranteeing/promoting health and safety of employees and communities;
• Creating a working environment of cooperation and participation through an improvement of the organizational wellbeing;
• Attracting the best national and international resources and motivating them by offering consistent growth and career opportunities with regard to value diversity.	• Better Severity injury index (down 21%) and Frequency injury index (down 31.5%);
• Obtained OHSAS 18001 certification in 45% of E&P subsidiaries (40% in 2008) and completed the certification process in petrochemicals plants in compliance with OHSAS 18001 practices;
• Improving action plan based on the climate analysis performed and the updating of management and development tools with a special focus on feedback processes;
• Improving the human resources wellbeing action plan;
• Completed the Global Grading Systems and Total Reward Package.	• Reduce contractor injuries through incentivizing contractual schemes;
• Implement safety training plan addressed to middle and senior managers responsible for management and operations;
• Complete the OHSAS 18001 certification plan in all divisions by 2013;
• Develop new welfare services and extended the “Eni in forma” project;
• Continue development and training programs for local resources;
• Update management and development tools with a focus on feedback processes.
CLIMATE CHANGE AND ENERGY EFFICIENCY
Commitments	Main Results	Next steps
• Contribute to the achievement of the EU and international commitments and to reducing the level of global CO2 emission.	• The containment of CO2 eq emission (down 8% from 2008) also resulted from reductions in gas flaring (down 20%);
• Increasing efficiency of refining plants (energy consumption down 17 ktep) and started energy saving actions in the petrochemicals sector;
• Progressing at the “Eni building energy saving” project (reduction of 0.2 mmtonnes p.a. of CO2).	• Achievement of further reductions in gas flaring emissions (70% by 2012 in comparison with 2007 levels);
• Development of energy saving programs especially in R&M (down 180 ktonnes CO2 p.a.) and Petrochemical divisions (down 200 ktonnes p.a.);
• Development of the “Eni building energy saving” project for a total savings of 11 ktonnes p.a. of CO2;
• Development of indirect emission control systems.
TECHNOLOGICAL INNOVATION AND RENEWABLE SOURCES
Commitments	Main Results	Next steps
• Maximize the recoverability factor from existing reserves and protect the environment and safety;
• Increasing products quality;
• Invest in renewable energy sources, befouls and geological storage of CO2.	• Development of proprietary technology to monitor the efficiency and integrity of offshore gas transport pipelines;
• Achievement of new devices allowing to use solar energy;
• Completed the research phase on enhanced oil recovery (EOR) with CO2 injection;
• Implementation of advanced technological innovations in the upstream sector.	• Increasing hydrocarbon recovery (EOR) and experimental CO2 geological storage (CCS) projects;
• Progressing in the field of renewable energy sources (mainly solar energy and biofuels) and focusing on oil & gas themes in partnership with institutions of excellence and national/international scientific universities.
ENVIRONMENT
Commitments	Main Results	Next steps
• Improving the effectiveness of management, control and reporting systems;
• Reducing the local environmental impact of operations by improving environmental performance and implementing initiatives for resource reuse and recovery.	• Obtained the certificate of excellence in certain petrochemicals plants (Ferrara, Ravenna, Ragusa, Settimo Milanese and Hythe);
• Implementation of new information system to monitor environmental parameters (water, air, soil and waste) in compliance with PRTR regulations;
• Reduction in water consumption (down 5%) and improved the use of recycled water by 4%;
• Performed the reclamation and clean-up of 5 sites by Syndial.	• Follow up of ISO 14001 certifications in E&P foreign subsidiaries and OHSAS certifications in Italian subsidiaries;
• Extension of EMAS certifications in all Eni power plants within 2011;
• Achievement of 65% of the water injection projects in the E&P division and completion of the Waste Management Plan;
• Rationalization of water consumption by 15% in 2013 in comparison with 2008 and increasing water reuse by 35%;
• Reduction of petrochemical waste by 10% within 2010.
HUMAN RIGHTS
Commitments	Main Results	Next steps
• Implementation of impact assessment system directly related to human rights in business practices and planning actions for the prevention of infringement.	• Performing Human Rights Compliance Assessment (HRCA) methodology in industrial sites in Algeria, Egypt and Congo;
• Implementation of a module on human rights in the framework of a training course addressed to security managers and including specific provisions on the respect of human rights in Eni Corporate security contracts.	• Performing HRCA in other industrial sites and follow up in Countries where the assessments have been already performed;
• Including specific provisions in all Eni’s subsidiaries security contracts;
• Follow up of training programs to security managers.
TERRITORIES AND COMMUNITIES
Commitments	Main Results	Next steps
• Improving and strengthening stakeholder relations;
• Implementation of cooperation and development plan related to territories;
• Development of local communities;
• Ecosystem preservation and biodiversity conservation.	• Signed cooperation and development agreements in various Countries;
• Adopted Environmental and Social Impact Assessment (ESIA) in new projects;
• Conducted Local content initiatives in Countries where Eni operates;
• Realized various project in the biodiversity field and started-up new programs;
• As part of “Proteus 2012”, an action promoted by UNEP and WCMC to assess environmentally sensitive areas.	• Definition of a relation management system by means of the creation and updating of site-specific database;
• Follow up of the Cooperation Model in Eni’s countries of activity;
• Improving Local content initiatives (micro-credit, local empowerment and supply chains);
• Definition of methods and tools for evaluating ecosystemic services in the biodiversity field and start-up of new initiatives/projects.
SUPPLIERS
Commitments	Main Results	Next steps
• Improving control processes over key sustainability issues; • Development of local procurements.	• Implementation of Vendor Management System in various Countries;
• Development of a subcontractor database;
• Increasing local procurement in Norway, Nigeria, Indonesia and Brazil;
• Performing SA8000 audit in China and Congo.	• Implementation of structured supplier management systems in critical areas and/or emerging Countries;
• Extension of SA8000 audits at Eni’s suppliers and sub-suppliers;
• Release and dissemination of new standard contract including sustainability principles;
• Review action and enhancement of local procurements.
CUSTOMERS AND CONSUMERS
Commitments	Main Results	Next steps
• Maximize the understanding of customers and consumers needs and develop efficient communication processes in order to promote sustainable behavior.	• Activated projects for customer satisfaction; • Launched a sustainability work team for sales activities.	• Launch of new initiatives to improve the quality and range of customers services; • Complete the “Retail” project; • Development of protocol of cooperation; • Promote sustainable customer behavior.

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ENI IN 2009 COMMITMENT TO SUSTAINABLE DEVELOPMENT

Eni’s key priorities for its human resources are:
• constantly updating management and development tools with a specific focus on feedback processes, addressing them to various population targets and extending them to all business units;
• investing on different types of population by identifying specific tools within a general policy aimed at a better integration and valorization of internal resources with a reduced recourse to new hiring;
• protecting, sharing and developing strategic know-how for supporting business strategies;
• supporting the engagement of personnel also with the introduction of additional welfare tools aimed at reconciling private and working life.

■ MANAGING AND DEVELOPING HUMAN RESOURCES
Following the “Eni secondo te 2008” climate analysis we launched and continued various initiatives aimed at improving communication, leadership and engagement also providing a stronger support to the effort at reconciling private and working life. We also launched an “Eni excellence model” aimed at supporting managers in assessing resources and favoring the dissemination of a common language. The excellence model will be disseminated to all Eni people and will be used for evaluation and development actions.

■ TRAINING
In 2009 various training activities have been carried out in order to develop leadership, improve relations between managers and employees, support individual motivation and favor widespread wellbeing. In 2009, expenditure for training amounted to euro 49.2 million, of which euro 30.4 million in Italy and euro 18.8 million outside Italy. A total of 3,094,487 training hours were provided (1,423,051 in Italy and 1,674,436 outside Italy). In addition, 807,969 hours of training were provided to non consolidated companies outside Italy for an expenditure of euro 21.1 million.

■ SAFETY
Eni is committed at protecting safety and health of its employees and of the communities, partners and other stakeholders involved at various degrees by the Company’s operations. We intend to attain this by applying the highest reliability standards to all our operations, maintaining compliance with health and safety laws and regulations, adopting the best management systems and disseminating a safety culture in the workplace at each of our industrial sites.	In 2009, safety parameters improved or confirmed the levels attained in 2008. The injury frequency rate was 0.99, down 31.5%, and the injury severity rate was 0.04, lower than 2008.
RESPONSIBILITY TOWARDS THE ENVIRONMENT

The impact of industrial activities on the environment is affected by an increasing number of stringent laws and regulations in Italy and Europe. In 2009 this trend was further confirmed.
In Italy the adjustment and integration of the so called “Environmental Code”, intended to collect and simplify all laws and regulations pertaining to the environment, is going to be approved by the government while a ministerial decree of December 17, 2009 defined a system to trace all waste.
Also in Europe the situation has changed. In April 2009 a new directive was published concerning the geological storage of carbon dioxide (2009/31/CE). On October 10, 2009 the new REACH discipline came into force. In November 2009, the European Union marked the official start of the new E-PRTR (European Pollutant Release and Transfer Register) where 2007 data of over 24,000 industrial facilities covering 65 different economic activities are stored. At the end of 2009 the new EMAS 1221/2009 regulation came in force. At the end of December the European Commission published a list of sectors and sub-sectors considered exposed to an increased risk of relocalization of carbon emissions.
Eni is fully committed to reducing the environmental footprint of its operations by setting and pursuing very high targets of environmental performance. We operate in a responsible manner wherever we do business by applying the most advanced management systems and considering the economic and social needs of the communities involved by the group’s activities. We recognize that the impact of GHG emissions on the environment and society may prove to be significant and we are engaged in reducing emissions, also by developing new technologies. Specifically, Eni is implementing plans for gas flaring reduction, energy saving and efficient use of renewable energy sources and projects aimed at finding solutions for the sequestration of CO2.

■ RATIONAL USE OF NATURAL RESOURCES
The minimization of use of natural resources and the control of impacts are priority objectives of Eni’s sustainable environmental management.

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ENI IN 2009 COMMITMENT TO SUSTAINABLE DEVELOPMENT

The Company pursues the rationalization of water consumption, by preferring integrated production processes based on the treatment and recycling of process water.

Eni continues reducing the amounts of waste deriving from its production activities optimizing production processes, identifying actions for reducing waste sent to landfills and controlling also the operations of contractors.

Eni continued the planning and management of divestment/decommissioning of industrial plants, the environmental reclaiming of soils and aquifers under approved and environmentally adequate processes and procedures.

Eni constantly strives to reduce air emissions in its production sites – refineries, petrochemical plants and oil centers – aimed at improving monitoring and reduction systems. By using the best available techniques, Eni’s facilities show a good level of control of emissions of primary pollutants (carbon monoxide, nitrogen oxides, sulphur dioxide, total particulate and aromatic compounds). Emissions of SO2 and NOx declined by 5% and 3%, respectively.
As for oil-spills, in order to protect the areas where Eni operates, responsibilities and operating modes aiming at reducing the negative impact of these accidents have been defined. Tools available include the recourse to external professionals and/or international organizations.

■ MANAGING OPERATIONAL RISKS
The broad scope of Eni’s activities involves a wide range of operational risks such as those of explosion, fire or leakage of toxic products, production of non biodegradable waste. All these events could possibly damage or even destroy plants, facilities, equipment and other property, cause injury or even death to persons or cause environmental damage.
The ongoing process for identifying, evaluating and managing HSE operations in each phase of the business activity is defined in order to meet these normative requirements and it is performed through the adoption of procedures and effective pollution management systems tailored to the peculiarities of each business and industrial site and on steady enhancement of plants and processes.
Additionally, coding activities and procedures on operating phases allow to reduce the human component in the plant risk management.
The management systems of HSE issues provide for the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle (Deming cycle).
Major refining and petrochemical facilities and power generation stations of Eni are certified to international environmental standards, such as ISO 14001, OHSAS 18001 and EMAS.	tools used by our company for implementing a cooperation model in the countries where it operates are the promotion of open and proactive dialogue with the main stakeholders, the definition of integrated agreements (Memorandum of Understanding or Intent Protocol) with subjects in countries or regions, the promotion of local content through the enhancement of local supply chains, the support of development initiatives for the self-determination of social and economic systems, the integrated charitable action of Eni foundation.

In 2009 expenditures for communities amounted to euro 70.4 million.

In 2009, Eni developed social activities in Italy, Algeria, Angola, Australia, Republic of Congo, Ecuador, Egypt, India, Indonesia, Kazakhstan, Libya, Mali, Mozambique, Nigeria, Norway, Pakistan and East Timor.

These interventions mainly regarded the construction of facilities providing access to energy (electricity, gas) and water resources and upgrading local infrastructures, including the construction of schools and the execution of training programs. Greater attention was given to the development of the local economic environment

COMMUNITY INVOLVEMENT

One of the distinctive features of Eni’s relations with the communities and territories where it operates – ever since the early times of the “Mattei formula” – consists in developing strategies for dialogue, cooperation and the creation of actions and projects for producing development paths that respect local specificities. The

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ENI IN 2009 COMMITMENT TO SUSTAINABLE DEVELOPMENT

including also women’s involvement in business activities.
In 2009 we also promoted initiatives in the field of education and relevant infrastructures such as:

- In Italy, the signing of a protocol with the University of L’Aquila and the Ministry of Education called “A bridge for innovation” aimed at supporting research and fostering the economic recovery of the city badly damaged by an earthquake in April 2009.

- In Kazakhstan, the investment of $7 million for the provision of vocational training for local employees and approximately $10 million in infrastructure, such as schools, hospitals, sports and arts centers aimed at fostering local social and economic development policies.	- Development of strategic alliances and scientific cooperation projects with internationally renowned academic institutions and research centers (Massachusetts Institute of Technology of Boston, Milan and Turin Polytechnic Schools and Italian Research Council - CNR) aimed at reaching technological goals in less time and increasing knowledge and skills of Eni employees.
- Establishment of the Eni Award for advanced research in the new frontiers of hydrocarbons, alternative and non conventional sources and environmental protection.

In 2009 Eni invested approximately euro 207 million in research and development activities (euro 217 million in 2008), excluding general and administrative expenses. Our research and development staff can count on 1,019 people.

- In Pakistan, the continuation of the Bhit Rural Support program with an investment of $420,000. The BSRP is a rural development program based on the promotion of local skills and on the engagement of the local	MAIN TECHNOLOGICAL INNOVATION PROJECTS
community in the definition and implementation of economic activities.

- In East Timor, the continuation of the integrated rural development program started in 2008 in partnership with CARE, the international NGO, aimed at improving health and life conditions in 6 villages in the Bobonaro and Covalima districts.

■ COIL SHOOTING
This technology, applied for the first time ever in Indonesian waters, allows to obtain more detailed images of the subsoil than conventional techniques thanks to its innovative way of collecting and processing data: streamers pushed on spiraling routes instead of the traditional grid routes, reducing operating times and mineral risks.
TECHNOLOGICAL INNOVATION

■ DUAL CASING RUNNING
This technology allows to drill a well with two different diameters and inserting casings with different diameters at the same time, thus reducing completion time and risks. In 2009 it has been successfully applied in West Africa.

Eni’s efforts in the field of Research and Innovation are primarily aimed at reducing the costs of finding and recovering hydrocarbons, upgrading heavy oils, monetizing stranded gas and renewable energy sources. Our significant research and innovation activities are consistent with our strategy, which posits technology as a key factor to increase our competitive advantage over the long term, facing the challenges of the growth of energy requirements and relevant issues of energy interdependence, security of supplies and environmental impact of fossil fuel production and use.

Over the next four year period, we plan to significantly steep up our expenditures in research and innovation to the tune of approximately euro 1.4 billion to fund ongoing projects in our businesses as well as research in the field of renewable energy which could result in potentially break-trough technologies.

To further exploit value and reach efficiency targets, Eni will leverage on the following pillars of its strategy in R&D:

- “Along with petroleum” program to reach technological leadership in the exploitment of solar energy and the production of biofuels.
- Launch of the Blue Sky fund for financing research projects characterized by high technical risk, whose results can provide significant returns within Eni’s core business by means of technological discontinuities.
- New approach to the enhancement and management of intellectual property, based on the recognition of the value of intellectual assets generated by R&D activities. In 2009 a 10% increase in the number of patent applications was registered.

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ENI IN 2009 COMMITMENT TO SUSTAINABLE DEVELOPMENT

■ MONITORING OF OFFSHORE PIPELINES
       (DIONISIO PROJECT)
Eni is developing a proprietary technology based on vibroacoustic systems (patent application filed) capable of detecting damage to underwater pipelines in real time. In 2009 a prototype has been installed at a gas import terminal. A field test on an offshore pipeline confirmed the potential of this approach.

■ CONVERSION OF HEAVY CRUDE AND FRACTIONS
        INTO LIGHTER PRODUCTS
In 2009 Eni continued testing this proprietary technology at the Taranto demonstration plant. Testing was mainly aimed at validating the upgrading performance and the plant operation. Innovative solutions for maximizing process yields have been devised. Construction is underway of an industrial plant with a capacity of 23,000 bbl/d at the Sannazzaro refinery with start-up expected in 2012. The EST proprietary process consists in the conversion of heavy crudes and fractions into middle distillates for vehicles. As compared to the conversion technologies available on the market EST allows to fully convert feedstocks.

■ HYDROGEN
SCT-CPO (Short Contact Time - Catalytic Partial Oxidation) is a reforming technology that can convert gaseous and liquid hydrocarbons (also derived from biomass) into synthetic gas (carbon monoxide and hydrogen). This technology can contribute to process intensification as it allows to produce synthetic gas and hydrogen using reactors up to 100 times smaller than those currently in use with relevant savings.

■ ENHANCED OIL RECOVERY WITH CO2 INJECTION
In 2009 Eni completed the research phase for the application of this technique to increasing the recovery factor of heavy crudes in Eni operated fields. A field application is planned for 2010. CO2 will be recovered from industrial plants near the fields.

■ TPI-INTERMEDIATE PRESSURE TRANSPORT
Eni is examining the potential and maturity of this transport option that seems to have a shorter time to market than the TAP technology (high pressure transport, still showing criticalities). The TPI project was started in 2008 with the production of the first grade X80 pipes by some world leading manufacturers. In 2009 other pipes have been bought and agreements have been signed for their welding. Tests on a real scale simulating operating conditions have been started.

■ ZERO WASTE
The basic design has been completed of a pilot plant with a 50 kg/h capacity along with a feasibility study for the treatment of an annual volume of 5,000 tonnes of slime. This technology for the treatment of oily and biological waste generated by the oil industry by means of a thermal process developed by Eni allows to transform them in utilizable gas and inert residue that is easier and less costly to dispose. A patent application has been filed on this project.

■ BIODIESEL FROM WASTE
In the field of better use of biomass for energy production, Eni is developing an integrated thermal-fermenting process for the conversion of the organic fraction of urban waste into bio-oil that allows to reduce the volume of waste disposed of in land fills.

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Financial Review

Eni delivered a good year, notwithstanding an unfavourable energy and market environment. Our strategic positioning will enable us to continue to deliver industry-leading results and create sustainable value for our shareholders.

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TRADING ENVIRONMENT

TRADING ENVIRONMENT INDICATORS	2007	2008	2009
Average price of Brent dated crude oil (a)		72.52	96.99	61.51
Average EUR/USD exchange rate (b)		1.371	1.471	1.393
Average price in euro of Brent dated crude oil		52.90	65.93	44.16
Average European refining margin (c)		4.52	6.49	3.13
Average European refining margin Brent/Ural (c)		6.45	8.85	3.56
Average European refining margin in euro		3.30	4.41	2.25
Euribor - three-month rate	(%)	4.3	4.6	1.2
Libor - three-month dollar rate	(%)	5.3	2.9	0.7

(a)	In USD per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Eni’s results for the year were achieved in a trading environment characterized by an average 31.2% decrease in hydrocarbon realizations driven by a fall in Brent prices which were down 36.6% from 2008.
However, crude oil prices have steadily recovered during the course of the year from the lows seen at the end of 2008. That trend was driven by the continuous depreciation of the euro vs. the US dollar, the impact of OPEC cuts, growth in products demand in Asian countries, as well as expectations for a recovery in global economy. Eni’s realized refining margins in dollar terms were sharply lower, mirroring trends in Brent margins (down $3.4 per barrel, or 51.8% for the year). A number of negative factors explained the reduction. Firstly, significantly compressed light-heavy crude differentials due to a reduction in heavy crude availability on the marketplace negatively affected the profitability of Eni’s complex refineries. Secondly, the industry continued to be plagued by weak fundamentals due to excess capacity, high inventory levels and stagnant demand affecting	end-prices, while feedstock costs have been on an upward trend since the beginning of the second half. Finally, middle distillates prices plunged to historical lows in terms of spread versus the cost of oil. Results of operations for the full year were helped by the depreciation of the euro vs. the US dollar, down by 5.3%.

2009 RESULTS

In 2009 Eni’s net profit was euro 4,367 million compared with euro 8,825 million a year ago, down euro 4,458 million, or 50.5%. This result was driven by lower reported operating profit (down euro 6,462 million, or 34.9%) reflecting an unfavorable trading environment for oil prices.

Eni’s adjusted net profit for the year, excluding an inventory holding profit of euro 191 million and net special charges of euro 1,031 million, was euro 5,207 million, down euro 4,957 million from a year ago, or 48.8%.

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ENI IN 2009 GROUP RESULTS FOR THE YEAR

RESULTS FOR THE YEAR	(euro million)	2006	2007	2007
2007	2008	2009	Change	% Ch.

10,011	Net profit attributable to Eni	8,825	4,367	(4,458)	(50.5)
(499)	Exclusion of inventory holding (gain) loss	723	(191)	(914)
57	Exclusion of special items	616	1,031	415
	of which:
35	- non recurring items	(21)	250	271
22	- other special items	637	781	144
9,569	Eni’s adjusted net profit	10,164	5,207	(4,957)	(48.8)

Special charges and gains include on the negative side impairment charges recorded on oil & gas properties in the Exploration & Production division, refineries and goodwill in the Refining & Marketing division, and a number of petrochemicals plants as well as environmental and operational provisions, including a non-recurring charge reflecting the estimated cost of a possible resolution of the investigation related to the TSKJ consortium based on the current status of the ongoing discussions with US	Authorities (for further details see 2009 Annual Report - Notes to the consolidated financial statements - “Legal Proceedings”). On the positive side, gains were recorded on the divestment of certain oil & gas properties, gains on fair value evaluation of certain non-hedging commodity derivatives, and positive adjustments on deferred taxation and other tax benefits.
The breakdown of adjusted net profit by division is shown in the table below:

ADJUSTED NET PROFIT BY DIVISION	(euro million)	2006	2007	2007
2007	2008	2009	Change	% Ch.

6,328	Exploration & Production	7,900	3,878	(4,022)	(50.9)
3,127	Gas & Power	2,648	2,916	268	10.1
294	Refining & Marketing	521	(197)	(718)	..
74	Petrochemicals	(323)	(340)	(17)	(5.3)
658	Engineering & Construction	784	892	108	13.8
(210)	Other activities	(279)	(245)	34	12.2
(62)	Corporate and financial companies	(532)	(744)	(212)	(39.8)
(16)	Impact of unrealized intragroup profit elimination (a)	76	(3)	(79)	..
10,193	Adjusted net profit	10,795	6,157	(4,638)	(43.0)
	of which attributable to:
624	- minority interest	631	950	319	50.6
9,569	- Eni	10,164	5,207	(4,957)	(48.8)

(a)	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of period.

- the Exploration & Production division reported a decrease of euro 4,022 million in adjusted net profit, down 50.9%, due to a weaker operating performance (down euro 7,738 million, or 44.9%)	affected by lower oil & gas realizations in dollars (down 32.2% and 29.8%, respectively) and lower sales volumes (down 9.2 mmboe, or 1.5%). These negatives were partly offset by the depreciation of

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ENI IN 2009 GROUP RESULTS FOR THE YEAR

the euro over the dollar (down 5.3%). The divisional performance was also impacted by a higher tax rate (from 55.9% to 60%);
- the Refining & Marketing division reported adjusted net loss of euro 197 million, reversing a prior year profit of euro 521 million. The euro 718 million decline was mainly due to an adjusted operating loss of euro 357 million, a decrease of euro 937 million from 2008, driven by sharply lower refining margins as a result of an unfavorable trading environment;
- the Petrochemicals division continued to report losses at both operating and net level (down euro 426 million and euro 340 million, respectively) due to weak industry fundamentals reflecting lower end markets demand, excess capacity and high competitive pressures. Net loss was almost in line with 2008.
These negative performances were partly offset by higher results reported by:
- the Gas & Power division (up euro 268 million, or 10.1%) driven by a better operating performance of the Marketing activities (up euro 412 million), driven by a favorable trading environment related to energy parameters, improved results reported by the subsidiary Distrigas and the achievement of synergies on integration, as well as the impact of the renegotiation of long-term supply contracts. These positives were partly offset by lower sales volumes, mainly on the Italian market and the impact of rising competitive pressure on marketing margins. Regulated Businesses in Italy recorded steady results. The international transport business reported weaker results;
- the Engineering & Construction business achieved an increase of euro 108 million from 2008, or 13.8% reflecting better operating performance (up euro 79 million) driven by steady revenue flows and profitability as a result of the large number of oil & gas projects that were started during the upward phase of the oil cycle.

■ CAPITAL EXPENDITURES AND ACQUISITIONS
In 2009, capital expenditures amounted to euro 13,695 million (euro 14,562 million in 2008), of which 86% related to the Exploration & Production, Gas & Power and Refining & Marketing divisions. Main expenditures were the following:
- oil & gas development activities were euro 7,478 million and were deployed mainly in Kazakhstan, the United States, Egypt, Congo, Italy and Angola;
- exploration projects were euro 1,228 million of which 97% were carried out outside Italy, primarily in the United States, Libya, Egypt, Norway and Angola;
- acquisition of proved and unproved properties amounting to euro 697 million mainly related to the acquisition of a 27.5% interest in assets with gas shale reserves from Quicksilver Resources Inc and extension of the duration of oil and gas properties in Egypt following the agreement signed in May 2009;
- development and upgrading of Eni’s natural gas transport network in Italy amounted to euro 919 million. Distribution network upgrades were euro 278 million, and further euro 282 million were invested to develop and increase storage capacity;
- projects aimed at improving the conversion capacity and flexibility of refineries amounted to euro 436 million. Building and upgrading service stations in Italy and outside Italy absorbed euro 172 million;
- upgrading of the fleet used in the Engineering & Construction division amounted to euro 1,630 million.
Acquisition of investments totaled euro 2,323 million and mainly related to the completion of the acquisition of Distrigas NV. Following the acquisition of the 57.243% majority stake in the Belgian company Distrigas NV from French company Suez-Gaz de France, Eni made an unconditional mandatory public takeover bid on the minorities of Distrigas (42.76% stake).

■ SOURCES AND USES OF CASH
The Company’s cash requirements for working capital, dividends to shareholders and share repurchases, capital expenditures and acquisitions over the past three years were financed by a combination of funds generated from operations, borrowings and divestments of non-strategic assets.
In 2009, main cash inflows were: (i) net cash provided by operating activities (euro 11,136 million); (ii) cash proceeds of euro 3,070 million associated with the divestment of a 20% interest in Gazprom Neft following the exercise of a call option agreement by Gazprom, plus the first tranche of the proceeds from the sale of a 51% interest in OOO SeverEnergia (Eni’s share 60%) for euro 155 million; (iii) the subscription by Snam Rete Gas minorities of a share capital increase amounting

CAPITAL EXPENDITURES BY DIVISION	(euro million)	2006	2007	2007
2007	2008	2009	Change	% Ch.

6,480	Exploration & Production	9,281	9,486	205	2.2
1,511	Gas & Power	2,058	1,686	(372)	(18.1)
979	Refining & Marketing	965	635	(330)	(34.2)
145	Petrochemicals	212	145	(67)	(31.6)
1,410	Engineering & Construction	2,027	1,630	(397)	(19.6)
59	Other activities	52	44	(8)	(15.4)
108	Corporate and financial companies	95	57	(38)	(40.0)
(99)	Impact of unrealized intragroup profit elimination	(128)	12	140
10,593	Capital expenditures	14,562	13,695	(867)	(6.0)

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ENI IN 2009 GROUP RESULTS FOR THE YEAR

to euro 1,542 million; (iv) further cash proceeds of euro 370 million mainly associated with the divestment of certain non strategic assets in the Exploration & Production division, following agreements signed with Suez in 2008. These inflows were used to partially fund capital expenditures of euro 13,695 million, execution of a buy-out of the Distrigas minorities for a total cash consideration of euro 2,045 million, payment of dividends to Eni shareholders (euro 4,166 million of which euro 1,811 million as interim dividend for the year 2009) as well as dividend payments to minorities (euro 350 million) in particular relating to Snam Rete Gas and Saipem (euro 335 million).

■ CAPITAL STRUCTURE AND RATIOS
The Group continually monitors the balance between cash flow from operating activities and net expenditures targeting a sound and well-balanced financing structure. Management utilizes the ratio of net borrowings to total shareholders’ equity including minority interest (leverage) to assess Eni’s capital structure, to analyze whether the ratio between finance debt and shareholders’ equity is well balanced according to industry standards and to track management’s short-term and medium-term targets.

CAPITAL STRUCTURE AND RATIOS	(euro million)	2006	2007
Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Change

19,830	Total debt	20,837	24,800	3,963
8,500	- Short-term debt	6,908	6,736	(172)
11,330	- Long-term debt	13,929	18,064	4,135
(3,503)	Cash and cash equivalents	(2,461)	(1,745)	716
16,327	Net borrowings	18,376	23,055	4,679
42,867	Shareholders’ equity including minority interest	48,510	50,051	1,541
0.38	Leverage	0.38	0.46	0.08

In 2009, leverage increased to 0.46 from 0.38 recorded in 2008.
As of December 31, 2009, net borrowings amounted to euro 23,055 million, increasing by euro 4,679 million from 2008. In the foreseeable future, management is strongly focused on preserving a solid balance sheet and an adequate level of liquidity taking into account macroeconomic uncertainties and tight financial	markets. In 2010 leverage is expected in line with 2009, while going forward it will progressively reduce below 40%.

Return on average capital employed (ROACE) calculated on an adjusted basis was 9.2% (17.6% in 2008).
For a breakdown of ROACE by division see the table below:

ADJUSTED ROACE	(euro million)	2006	2007	2007
2009	E&P	G&P	R&M	Group

Adjusted net profit	3,878	2,916	(197)	6,157
Exclusion of after-tax finance expense/interest income				283

Adjusted net profit unlevered	3,878	2,916	(197)	6,440
Adjusted capital employed, net:
- at the beginning of period	30,362	22,547	7,379	66,886
- at the end of period	32,455	25,024	7,560	72,915

Adjusted average capital employed, net	31,409	23,786	7,470	69,901

Adjusted ROACE (%)	12.3	12.3	(2.6)	9.2

■ DIVIDENDS
For fiscal year 2009, the General Shareholders’ Meeting approved a dividend per share of euro 1.00, of which euro 0.50 per share was paid in September 2009 as an interim dividend with the balance of euro 0.50 per share expected to be paid late in May 2010. In future years, management expects to continue paying interim dividends for each fiscal year, with the balance for the full year dividend paid in the following year.
In the next four-year period management intends to pursue a progressive dividend policy. Management intends to pay a euro 1.00 a share dividend for 2010, and thereafter growing the dividend in line with OECD inflation. This dividend policy is based on management’s planning assumptions for oil prices at 65 $/bbl flat in the 2010-2013 period. If management assumptions on oil prices were to change, management may rebase the dividend.

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ENI IN 2009 GROUP RESULTS FOR THE YEAR

OUTLOOK FOR 2010	to fluctuations in the euro/US$ exchange rate as commodities are generally priced internationally in US dollars or linked to dollar denominated products as in the case of gas prices.
Overall, an appreciation of the euro against the dollar reduces the Group’s results of operations, and vice versa.
The Company has developed policies aimed at managing the volatility inherent in certain of these natural business exposures and in accordance with these policies the Company enters into various transactions using derivative financial instruments (derivatives) within the framework of a centralized model of risk management and control of the market risk.

■ LIQUIDITY AND COUNTERPARTY RISKS
Liquidity risk is the risk that suitable sources of funding for the Group may not be available. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure so as to allow the Company to preserve a level of liquidity adequate to the Group’s financing requirements.
In managing that, the Company aims at minimizing the opportunity cost of capital and achieving an efficient balance in terms of maturity and composition of finance debt. The Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
As of December 31, 2009, Eni maintained short term committed and uncommitted unused borrowing facilities of euro 11,774 million, of which euro 2,241 million were committed, and long term committed unused borrowing facilities of euro 2,850 million. These facilities were under interest rates that reflected market conditions. Fees charged for unused facilities were not significant. Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which euro 9,211 million were drawn as of December 31, 2009.
The Group has debt ratings of AA- and A-1+ assigned by Standard & Poor’s and AA2 and P-1 assigned by Moody’s respectively for long and short-term debt. The outlook is negative in both ratings.

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Company’s business units are responsible for managing credit risk arising in the normal course of business. The Group has established formal credit systems and processes to ensure that before trading with a new counterparty can start, its credit worthiness is assessed. The assessment methodology assigns a rating to individual clients based on publicly available financial data and capital, profitability and liquidity ratios. The Group ratings are comparable to those prepared by the main rating agencies on the marketplace. Monitoring activities of credit risk exposure are performed at the Group level according to set guidelines and measurement techniques that establish counterparty limits and systems to monitor exposure against limits and report regularly on those exposures. Specifically, credit risk exposure to multi-business clients and exposures higher than the limit set at euro 4 million are closely monitored Similar risk management and control systems and processes apply to risks arising from financial counterparties. As of December 31, 2009, the Group has experienced a certain degree of counterparty non performance.

In what remains an uncertain energy environment, Eni forecasts a modest improvement in global oil demand and a Brent price of 76 $/barrel in 2010. Gas demand in Europe and Italy is expected to recover gradually from the steep decline suffered in 2009, which mainly impacted the industrial and power generation sectors at a time when new import capacity was coming on line. The Company faces a challenging refining environment, excluding any significant recovery in industry fundamentals, which will result in prolonged weakness in refinery margins.
Production of liquids and natural gas is forecast to slightly increase compared to 2009. This estimate is based on the Company’s scenario for a Brent price of 76 $/barrel for the full year, the same level of OPEC restrictions as in the first quarter of 2010 and asset disposals underway.
Growth will be driven by continuing field start-ups, mainly in Italy, Algeria and Norway and marginally the Zubair project in Iraq, and production ramp-up at the Company’s recently started fields, mainly in Nigeria, Angola and the USA.
Natural gas sales are expected to decrease slightly compared with 2009. Increasing competitive pressures, mainly in Italy, are expected to be partly offset by an expected recovery in European gas demand, the integration of Distrigas operations and the optimization of its supply portfolio, including renegotiation of long-term supply contracts.

For the year 2010, management plans to make capital expenditures of euro 14 billion which is broadly in line with 2009 (euro 13.69 billion were invested in 2009), of which euro 10.5 billion are planned in the Exploration & Production segment. Capital projects are mainly planned for developing oil and natural gas reserves, exploration projects, upgrading construction vessels and rigs, and upgrading natural gas transport and distribution infrastructures.

RISK FACTORS

■ MARKET RISK AND SENSITIVITY
        TO MARKET ENVIRONMENT
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows.
Eni’s financial performance is particularly sensitive to changes in the price of crude oil and movements in the euro /US$ exchange rate.
Overall, a rise in the price of crude oil has a positive effect on Eni’s results from operations due to an increase in revenues from oil and gas production. Conversely, a decline in crude oil prices reduces Eni’s results from operations. The impact of changes in crude oil prices on our downstream gas and refining and marketing businesses and petrochemical operations depends upon the speed at which the prices of finished products adjust to reflect changes in crude oil prices.
In addition, Group’s activities are, to various degrees, sensitive

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Eni prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Union. Differences in certain respects between IFRS as endorsed by the EU and IFRS as issued by IASB are on matters that do not relate to Eni. On this basis, Eni’s financial statements are fully in compliance with IFRS as issued by IASB.

The consolidated financial statements of Eni include accounts of the parent company Eni SpA and of all Italian and foreign significant subsidiaries in which Eni directly or indirectly holds the majority of voting rights or is otherwise able to exercise control as in the case of “de facto” controlled entities. Control comprises the power to govern the financial and operating policies of the investee so as to obtain rewards from its activities. Immaterial subsidiaries, jointly controlled entities, and other entities in which the group is in a position to exercise a significant influence through participation in the financial and operating policy decisions of the investee are generally accounted for under the equity method.

Revenues from sales of crude oil, natural gas, petroleum and petrochemical products are recognized when the products are delivered and title passes to the customer. Revenue recognition in the Engineering & Construction division is based on the stage of completion of contracts as measured on the cost-to-cost basis applied to contractual revenues.

Eni enters into various derivative financial transactions to manage exposures to certain market risks, including foreign currency exchange rate risks, interest rate risks and commodity risks. From January 1, 2005, such derivative financial instruments are assets and liabilities recognized at fair value starting on the date on which a derivative contract is entered into and are subsequently reassessed at fair value. Derivatives are designated as hedges when the hedging relationship between the hedged item or transaction and the hedging instrument is highly effective and formally documented. Changes in the fair value of hedging derivatives are recognized: (i) for fair value hedges, hedging the exposure to changes in the fair value of a recognized asset or liability, in the profit and loss account; (ii) for cash flow hedges,	hedging exposure to variability in cash flows, the effective portion is recognized directly in equity, while the ineffective portion is recognized in profit or loss; subsequently amounts taken to equity are transferred to the profit and loss account when the hedged transaction affects profit or loss. Changes in fair value of derivatives held for trading purposes, i.e. derivatives for which the hedging relationship is not formally documented or is ineffective, are recognized in profit or loss. Eni does not enter into derivative transactions on a speculative basis.

Inventories of crude oil, natural gas and oil products are stated at the lower of purchase or production cost and net realizable value. Cost is determined by applying the weighted-average cost method. Contract work in progress is recorded on the basis of contractual considerations by reference to the stage of completion of a contract measured on a cost-to-cost basis.

Property, plant and equipment is stated at cost less any accumulated depreciation, depletion and amortization charges and impairment losses. Depreciation, depletion and amortization of oil and gas properties (capitalized costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas) is calculated based on the Unit-Of-Production (UOP) method on proved reserves or proved developed reserves. Other property, plant and equipment is depreciated on a straight-line basis over its expected useful life.

Exploratory costs (costs associated with exploratory activities for oil and gas including geological and geophysical exploration costs and exploratory drilling well expenditures) are capitalized and fully amortized as incurred. Intangible assets are initially stated at cost.

Intangible assets having a defined useful life are amortized systematically, based on the straight-line method. Goodwill and intangibles lacking a defined useful life are not amortized but are reviewed periodically for impairment. Eni assesses its property, plant and equipment and intangible assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying values of the assets may not be recoverable. Indications of impairment include changes in the

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ENI IN 2009 FINANCIAL INFORMATION

Group’s business plans, changes in commodity prices leading to unprofitable performance and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities. The recoverability of an asset or group of assets is assessed by comparing the carrying value with the recoverable amount represented by the higher of fair value less costs to sell and value in use. In assessing value in use, the Group makes an estimate of the future cash flows expected to be derived from the use of the asset on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years of the estimate and management’s long-term planning assumptions thereafter. Future cash flows are discounted to take into account the implicit risk in the sectors where the entity operates and the time value of money.

Asset retirement obligations, that may be incurred for the dismantling and removal of assets and the reclamation of sites, are evaluated estimating the costs to be incurred when the asset is retired. Future estimated costs are discounted if the effect of the time value of money is material. The initial estimate is reviewed periodically to reflect changes in circumstances and other factors surrounding the estimate, including the discount rates. The Company recognizes material provisions for asset retirement in the upstream business. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as indeterminate settlement dates for the asset retirement prevent estimation of the fair value of the associated asset retirement obligation.

Provisions, including environmental liabilities, are recognized when the group has a current obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and when the obligation can be reliably	estimated. The initial estimate to settle the obligation is discounted when the effect of the time value of money is material. The estimate is reviewed periodically to take account of changes in costs expected to be incurred to settle the obligation and other factors, including changes in the discount rates.

Eni is a party to a number of legal proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni’s management believes that the foregoing will not have a material adverse effect on Eni’s financial position and results of operations. However, there can be no assurance that in the future Eni will not incur material charges in connection with pending litigations as new information becomes available and new developments may occur. For further information about pending litigations, see “Legal proceedings”, Note 28 to the consolidated financial statements of Eni’s Annual Report 2009.

The preparation of consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates made are based on complex or subjective judgments, past experience, other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of consolidated financial statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other postretirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the Company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used.

For further information regarding accounting policies and practices, see “Summary of significant accounting policies” and “Use of accounting estimates” in the Notes to the consolidated financial statements of Eni’s Annual Report 2009.

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ENI IN 2009 FINANCIAL INFORMATION

PROFIT AND LOSS ACCOUNT	(euro million)	2007	2008	2009
Revenues
Net sales from operations	87,204	108,082	83,227
Other income and revenues	833	728	1,118
	88,037	108,810	84,345

Operating expenses
Purchases, services and other	(58,133)	(76,350)	(58,351)
- of which non-recurring charges	91	(21)	(250)
Payroll and related costs	(3,800)	(4,004)	(4,181)
- of which non-recurring income	(83)
	(61,933)	(80,354)	(62,532)
Other operating income (expense)	(129)	(124)	55

Depreciation, depletion, amortization and impairments	(7,236)	(9,815)	(9,813)

OPERATING PROFIT	18,739	18,517	12,055

Finance income (expense)
Finance income	4,445	7,985	5,950
Finance expense	(4,554)	(8,198)	(6,497)
Derivative financial instruments	155	(427)	(4)
	46	(640)	(551)

Income from investments
Share of profit (loss) of equity-accounted investments	773	640	393
Other gain (loss) from investments	470	733	176
	1,243	1,373	569

PROFIT BEFORE INCOME TAXES	20,028	19,250	12,073
Income taxes	(9,219)	(9,692)	(6,756)
NET PROFIT	10,809	9,558	5,317
Attributable to:
- Eni	10,011	8,825	4,367
- Minority interest	798	733	950

Contents

ENI IN 2009 FINANCIAL INFORMATION

BALANCE SHEET	(euro million)	Dec. 31, 2008	Dec. 31, 2009
ASSETS
Current assets
Cash and cash equivalents	1,939	1,608
Other financial assets held for trading or available for sale:	3,236	348
- Equity instruments	2,741
- Other securities	495	348
Trade and other receivables	22,222	20,348
Inventories	6,082	5,495
Current tax assets	170	753
Other current tax assets	1,130	1,270
Other current assets	1,870	1,307
Total current assets	36,649	31,129

Non-current assets
Property, plant and equipment	59,255	63,177
Inventory - compulsory stock	1,196	1,736
Intangible assets	7,697	8,057
Equity-accounted investments	5,471	5,828
Other investments	410	416
Other financial assets	1,134	1,148
Deferred tax assets	2,912	3,558
Other non-current receivables	1,881	1,938
Total non-current assets	79,956	85,858
Assets classified as held for sale	68	542
TOTAL ASSETS	116,673	117,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	6,359	3,545
Current portion of long-term finance debt	549	3,191
Trade and other payables	20,515	19,174
Income tax payables	1,949	1,291
Other tax payables	1,660	1,431
Other current liabilities	3,863	1,856
Total current liabilities	34,895	30,488

Non-current liabilities
Long-term debt	13,929	18,064
Provisions for contingencies	9,506	10,319
Provisions for employee benefits	947	944
Deferred tax liabilities	5,784	4,907
Other non-current liabilities	3,102	2,480
Total non-current liabilities	33,268	36,714
Liabilities directly associated with the assets classified as held for sale		276

TOTAL LIABILITIES	68,163	67,478

SHAREHOLDERS’ EQUITY
Minority interest	4,074	3,978
Eni shareholders’ equity
Share capital: 4,005,358,876 fully paid shares nominal value euro 1 each (same amount as of December 31, 2008)	4,005	4,005
Reserves	40,722	46,269
Treasury shares	(6,757)	(6,757)
Interim dividend	(2,359)	(1,811)
Net profit	8,825	4,367
Total Eni shareholders’ equity	44,436	46,073

TOTAL SHAREHOLDERS’ EQUITY	48,510	50,051
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	116,673	117,529

Contents

ENI IN 2009 FINANCIAL INFORMATION

STATEMENTS OF CASH FLOW	(euro million)	2007	2008	2009
Net profit for the year	10,809	9,558	5,317
Depreciation, depletion and amortization	7,029	8,422	8,762
Impairments and other, net	(494)	2,560	495
Net change in provisions for contingencies	(122)	414	574
Net change in the provisions for employee benefits	(67)	(8)	16
Gain on disposal of assets, net	(309)	(219)	(226)
Dividend income	(170)	(510)	(164)
Interest income	(603)	(592)	(352)
Interest expense	523	809	603
Exchange differences	(119)	(319)	(156)
Income taxes	9,219	9,692	6,756
Cash generated from operating profit before changes in working capital	25,696	29,807	21,625
(Increase) decrease:
- inventories	(1,117)	(801)	52
- trade and other receivables	(655)	(974)	(19)
- other assets	(362)	162	(472)
- trade and other payables	360	2,318	(1,201)
- other liabilities	107	1,507	(129)
Cash from operations	24,029	32,019	19,856
Dividends received	658	1,150	576
Interest received	333	266	594
Interest paid	(555)	(852)	(583)
Income taxes paid, net of tax receivables received	(8,948)	(10,782)	(9,307)
Net cash provided by operating activities	15,517	21,801	11,136

Investing activities:
- tangible assets	(8,532)	(12,312)	(12,300)
- intangible assets	(2,061)	(2,250)	(1,395)
- consolidated subsidiaries and businesses	(4,759)	(3,634)	(25)
- investments	(4,890)	(385)	(230)
- securities	(76)	(152)	(2)
- financing receivables	(1,646)	(710)	(972)
- change in payables and receivables in relation to investments and capitalized depreciation	185	367	(97)
Cash flow from investments	(21,779)	(19,076)	(15,021)

Disposals:
- tangible assets	172	318	126
- intangible assets	28	2	250
- consolidated subsidiaries and businesses	56	149
- investments	403	510	3,219
- securities	491	145	164
- financing receivables	545	1,293	861
- change in payables and receivables in relation to disposals	(13)	(299)	147
Cash flow from disposals	1,682	2,118	4,767

Net cash used in investing activities	(20,097)	(16,958)	(10,254)
Proceeds from long-term debt	6,589	3,774	8,774
Repayments of long-term debt	(2,295)	(2,104)	(2,044)
Increase (decrease) in short-term debt	4,467	(690)	(2,889)
	8,761	980	3,841

Net capital contributions by minority shareholders	1	20	1,551
Net acquisition of treasury shares different from Eni SpA	(340)	(50)	9
Acquisitions of additional interests in consolidated subsidiaries	(16)		(2,068)
Dividends paid to:
- Eni’s shareholders	(4,583)	(4,910)	(4,166)
- Minority interest	(289)	(297)	(350)
Net purchase of treasury shares	(625)	(768)
Net cash used in financing activities	2,909	(5,025)	(1,183)

Changes in cash and cash equivalents not related to inflows/outflows from operating, investing or financing activities

Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(40)	(1)
Effect of exchange rate changes on cash and cash equivalents and other changes	(160)	8	(30)

Net cash flow for the period	(1,871)	(175)	(331)

Cash and cash equivalents - beginning of year	3,985	2,114	1,939

Cash and cash equivalents - end of year	2,114	1,939	1,608

Contents

ENI IN 2009 FINANCIAL INFORMATION

NON-GAAP MEASURES
■ RECONCILIATION OF REPORTED OPERATING PROFIT AND NET PROFIT TO RESULTS ON AN ADJUSTED BASIS
Management assesses Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, when determining adjusted net profit of each business segment, certain other items are excluded and specifically they are finance charges on finance debt, interest income, exchange rate differences and gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, including both settled transactions and re-measurement gains and losses.

The taxation effect of the items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item. The Italian statutory tax rate of 34% is applied to finance charges and income from January 1, 2009 (33% in previous reporting periods).

Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to assess Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special charges include certain significant income or charges pertaining to either: (i) infrequent or unusual events and	transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of abovementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Contents

ENI IN 2009 FINANCIAL INFORMATION

2009	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	9,120	3,687	(102)	(675)	881	(382)	(474)		12,055
Exclusion of inventory holding (gains) losses		326	(792)	121					(345)
Exclusion of special items
of which:
Non-recurring (income) charges					250				250
Other special (income) charges:	364	(112)	537	128	(11)	124	132		1,162
- asset impairments	618	27	389	121	2	5			1,162
- environmental charges		19	72			153	54		298
- gains on disposals of assets	(270)	(6)	(2)		3	(2)			(277)
- risk provisions		115	17			(4)			128
- provision for redundancy incentives	31	25	22	10		8	38		134
- re-measurement gains/losses on commodity derivatives	(15)	(292)	39	(3)	(16)				(287)
- other						(36)	40		4
Special items of operating profit	364	(112)	537	128	239	124	132		1,412
Adjusted operating profit	9,484	3,901	(357)	(426)	1,120	(258)	(342)		13,122
Net finance (expense) income (a)	(23)	(15)				12	(525)		(551)
Net income from investments (a)	243	332	75		49	1			700
Income taxes (a)	(5,826)	(1,302)	85	86	(277)		123	(3)	(7,114)
Tax rate (%)	60.0	30.9			23.7				53.6
Adjusted net profit	3,878	2,916	(197)	(340)	892	(245)	(744)	(3)	6,157
of which:
- Adjusted net profit of minority interest									950
- Eni's adjusted net profit									5,207
Eni's reported net profit									4,367
Exclusion of inventory holding (gains) losses									(191)
Exclusion of special items:									1,031
- non-recurring (income) charges									250
- other special (income) charges									781
Eni's adjusted net profit									5,207

2008	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	16,239	4,030	(988)	(845)	1,045	(346)	(743)	125	18,517
Exclusion of inventory holding (gains) losses		(429)	1,199	166					936
Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	983	(37)	390	281	(4)	102	461		2,176
- asset impairments	989	1	299	278		5			1,572
- environmental charges		12	76			101	120		309
- gains on disposals of assets	4	7	13	(5)	(4)	(14)	(9)		(8)
- risk provisions						4			4
- provision for redundancy incentives	8	20	23	8		4	28		91
- re-measurement gains/losses on commodity derivatives	(18)	(74)	(21)				52		(61)
- other		(3)				2	270		269
Special items of operating profit	983	(37)	369	281	(4)	102	461		2,155
Adjusted operating profit	17,222	3,564	580	(398)	1,041	(244)	(282)	125	21,608
Net finance (expense) income (a)	70	(13)	1	1	1	(39)	(661)		(640)
Net income from investments (a)	609	420	174	(9)	49	4	5		1,252
Income taxes (a)	(10,001)	(1,323)	(234)	83	(307)		406	(49)	(11,425)
Tax rate (%)	55.9	33.3	31.0		28.1				51.4
Adjusted net profit	7,900	2,648	521	(323)	784	(279)	(532)	76	10,795
of which:
- Adjusted net profit of minority interest									631
- Eni's adjusted net profit									10,164
Eni's reported net profit									8,825
Exclusion of inventory holding (gains) losses									723
Exclusion of special items:									616
- non-recurring (income) charges									(21)
- other special (income) charges									637
Eni's adjusted net profit									10,164

(a)	Excluding special items.

Contents

ENI IN 2009 FINANCIAL INFORMATION

2007	(euro million)
E&P	G&P	R&M	Petrochemicals	E&C	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	13,433	4,465	686	100	837	(444)	(312)	(26)	18,739
Exclusion of inventory holding (gains) losses		44	(658)	(6)					(620)
Exclusion of special items
of which:
Non-recurring (income) charges	(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:	348	(34)	229	24	7	176	127		877
- environmental charges		15	128			210	12		365
- asset impairments	226		58			6			290
- risk provisions			9			13			22
- provision for redundancy incentives	6	38	31	24	7	18	32		156
- re-measurement gains/losses on commodity derivatives	74	(16)	6				83		147
- other	42	(71)	(3)			(71)			(103)
Special items of operating profit	337	(95)	264	22	3	237	117		885
Adjusted operating profit	13,770	4,414	292	116	840	(207)	(195)	(26)	19,004
Net finance (expense) income (a)	60	(5)		1		(8)	(25)		23
Net income from investments (a)	176	420	126	1	80	5	4		812
Income taxes (a)	(7,678)	(1,702)	(124)	(44)	(262)		154	10	(9,646)
Tax rate (%)	54.8	35.2	29.7		28.5				48.6
Adjusted net profit	6,328	3,127	294	74	658	(210)	(62)	(16)	10,193
of which:
- Adjusted net profit of minority interest									624
- Eni's adjusted net profit									9,569
Eni's reported net profit									10,011
Exclusion of inventory holding (gains) losses									(499)
Exclusion of special items:									57
- non-recurring (income) charges									35
- other special (income) charges									22
Eni's adjusted net profit									9,569

(a)	Excluding special items.

Contents

ENI IN 2009 FINANCIAL INFORMATION

BREAKDOWN OF SPECIAL ITEMS	(euro million)	2007	2008	2009
Non-recurring charges (income)	8	(21)	250
of which:
- estimated charge of the possible resolution of the TSKJ matter			250
- curtailment recognized of the reserve for post-retirement benefits for Italian employees	(83)
- provisions and utilizations against proceedings	91	(21)
Other special charges (income):	877	2,176	1,162
asset impairments	290	1,572	1,162
environmental charges	365	309	298
gains on disposal of assets		(8)	(277)
risk provisions	22	4	128
provisions for redundancy incentives	156	91	134
re-measurement gains/losses on commodity derivatives	147	(61)	(287)
other	(103)	269	4

Special items of operating profit	885	2,155	1,412
Net finance (expense) income	(23)
Net income from investments	(321)	(239)	179
of which, gains on divestment of interests:
- Haldor Topsøe and Camom SA	(290)
- GTT (Gaztransport et Technigaz SAS)		(185)

Income taxes	(658)	(1,402)	(560)
of which:
tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries:		(270)	(27)
- on inventories		(176)
- on deferred taxes		(94)	(27)
tax impact pursuant to Budget Law 2008 for Italian subsidiaries		(290)
adjustment to deferred tax for Libyan assets		(173)
adjustment to deferred tax for Italian subsidiaries	(394)
impairment of deferred tax assets E&P			72
other special items	(50)	(46)	(192)
taxes on special items of operating profit	(214)	(623)	(413)

Total special items of net profit	(117)	514	1,031
attributable to:
- Minority interest	(174)	(102)
- Eni	57	616	1,031

Contents

■ SUMMARIZED GROUP BALANCE SHEET
Summarized Group Balance Sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess
Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the Summarized Group Balance Sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET	(euro million)	Dec. 31, 2008	Dec. 31, 2009
Fixed assets
Property, plant and equipment	59,255	63,177
Inventories - compulsory stock	1,196	1,736
Intangible assets	7,697	8,057
Equity-accounted investments and other investments	5,881	6,244
Receivables and securities held for operating purposes	1,219	1,261
Net payables related to capital expenditures	(787)	(749)
	74,461	79,726

Net working capital
Inventories	6,082	5,495
Trade receivables	16,444	14,916
Trade payables	(12,590)	(10,078)
Tax payables and provision for net deferred tax liabilities	(5,323)	(1,988)
Provisions	(9,506)	(10,319)
Other current and non-current assets and liabilities (a)	(4,544)	(3,968)
	(9,437)	(5,942)

Current investments	2,741
Provisions for employee post-retirement benefits	(947)	(944)
Net assets held for sale including related net borrowings	68	266
CAPITAL EMPLOYED, NET	66,886	73,106

Shareholders’ equity:
- Eni shareholders’ equity	44,436	46,073
- Minority interest	4,074	3,978
	48,510	50,051
Net borrowings	18,376	23,055

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,886	73,106

(a)	Include receivables and securities for financing operating activities for euro 339 million at December 31, 2009 (euro 410 million at December 31, 2008) and securities covering technical reserves of Eni’s insurance activities for euro 284 million at December 31, 2009 (euro 302 million at December 31, 2008).

Contents

ENI IN 2009 FINANCIAL INFORMATION

■ NET BORROWINGS AND LEVERAGE
Eni evaluates its financial condition by reference to net borrowings, which is calculated as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.
Leverage is a measure used by management to asses the Company’s level of indebtedness. It is calculated as ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest.
Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

NET BORROWINGS AND LEVERAGE	(euro million)	Dec. 31, 2008	Dec. 31, 2009
Total debt	20,837	24,800
- Short-term debt	6,908	6,736
- Long-term debt	13,929	18,064
Cash and cash equivalents	(1,939)	(1,608)
Securities held for non-operating purposes	(185)	(64)
Financing receivables held for non-operating purposes	(337)	(73)
Net borrowings	18,376	23,055
Shareholders’ equity including minority interest	48,510	50,051
Leverage	0.38	0.46

■ SUMMARIZED GROUP CASH FLOW STATEMENT
        AND CHANGE IN NET BORROWINGS
Eni’s Summarized Group Cash Flow Statement derives from the statutory statement of cash flows. It enables to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either:

(i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED GROUP CASH FLOW STATEMENT	(euro million)	2007	2008	2009
Net profit	10,809	9,558	5,317
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- amortization and depreciation and other non monetary items	6,346	11,388	9,847
- net gains on disposal of assets	(309)	(219)	(226)
- dividends, interest, taxes and other changes	8,850	9,080	6,687
Net cash generated from operating profit before changes in working capital	25,696	29,807	21,625
Changes in working capital related to operations	(1,667)	2,212	(1,769)
Dividends received, taxes paid, interest (paid) received during the year	(8,512)	(10,218)	(8,720
Net cash provided by operating activities	15,517	21,801	11,136
Capital expenditures	(10,593)	(14,562)	(13,695)
Investments and purchase of consolidated subsidiaries and businesses	(9,665)	(4,019)	(2,323)
Disposals	659	979	3,595
Other cash flow related to capital expenditures, investments and disposals	(35)	(267)	(295)
Free cash flow	(4,117)	3,932	(1,582)
Borrowings (repayment) of debt related to financing activities	(479)	911	396
Changes in short and long-term financial debt	8,761	980	3,841
Dividends paid and changes in minority interests and reserves	(5,836)	(6,005)	(2,956)
Effect of changes in consolidation and exchange differences	(200)	7	(30)
NET CASH FLOW FOR THE PERIOD	(1,871)	(175)	(331)

Contents

ENI IN 2009 FINANCIAL INFORMATION

CHANGE IN NET BORROWINGS	(euro million)	2007	2008	2009
Free cash flow	(4,117)	3,932	(1,582)
Net borrowings of acquired companies	(244)	(286)
Net borrowings of divested companies		181
Exchange differences on net borrowings and other changes	637	129	(141)
Dividends paid and changes in minority interest and reserves	(5,836)	(6,005)	(2,956)
CHANGE IN NET BORROWINGS	(9,560)	(2,049)	(4,679)

■ ROACE
Return On Average Capital Employed for the Group, on an adjusted basis is the return on Group average capital invested, calculated as ratio of net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34% effective from January 1, 2009. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect. ROACE by division is determined as the ratio of adjusted net profit to net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the business segment specific tax rate).

ROACE - Return On Average Capital Employed	(euro million)	2007	2008	2009
Adjusted net profit	10,193	10,795	6,157
Exclusion of after-tax finance expenses/interest income	174	335	283

Adjusted net profit unlevered	10,367	11,130	6,440
Adjusted capital employed, net:
- at the beginning of period	47,966	59,194	66,886
- at the end of period	58,695	67,609	72,915

Adjusted average capital employed, net	53,331	63,402	69,901

Adjusted ROACE (%)	19.4	17.6	9.2

■ TSR (TOTAL SHAREHOLDER RETURN)
Measures the total return of a share calculated on a yearly basis, based on the change in price from the beginning to the end of year, and dividends distributed and reinvested at the ex-dividend date.

■ ADJUSTED EBITDA
EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro-forma basis.
This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes: the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.57% as of December 31, 2009, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas, due to the closing of the restructuring deal which involved Eni’s regulated business in the Italian gas sector, whereby the parent company Eni SpA divested the entire share capital of the two subsidiaries to Snam Rete Gas.
In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business is modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. Those are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices in future periods. The impact of those derivatives is allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized.
Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

■ PRODUCTION SHARING AGREEMENTS (PSA)
In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its capital invested (profit oil) after costs incurred are repaid by cost oil. A similar scheme applies to buy-back contracts.

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ENI IN 2009 FINANCIAL INFORMATION

■ POSSIBLE RESERVES
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

■ PROBABLE RESERVES
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

■ PROVED RESERVES
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
Reserves are classified as either developed and undeveloped.
Proved Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well, and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Proved Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.	■ RECOVERABLE RESERVES
Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

■ RESERVES
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

■ RESERVE REPLACEMENT RATIO
Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of property or upstream assets, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices.

■ RESERVE LIFE INDEX
Ratio between the amount of reserves at the end of the year and total production for the year.

■ RESOURCE BASE
Oil and gas volumes contained in a reservoir as ascertained based on available engineering and geological data (sum of proved, probable and possible reserves) plus volumes not yet discovered but that are expected to be eventually recovered from the reservoir net of a risk factor (risked exploration resources).

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Roberto Poli
Chairman
Roberto Poli was appointed Chairman of Eni in May 2002. He is currently Chairman of Poli e Associati SpA, a consulting firm for corporate finance, mergers, acquisitions and reorganizations. From 1966 to 1998 he was Professor of Corporate Finance at the Università Cattolica of Milan. He is director in important companies such as Fininvest SpA, Mondadori SpA, Coesia Global SpA, Maire Technimont SpA and Perennius Capital Partners SGR SpA. He has been an advisor for extraordinary finance operations for some of the most important companies in Italy. He has also been Chairman of Rizzoli-Corriere della Sera SpA and Publitalia SpA.

Paolo Scaroni
Chief Executive Officer
Paolo Scaroni has been CEO of Eni since June 2005. He obtained an economics degree from Milan’s Bocconi University in 1969. He had initial work experience at Chevron for three years, gained a Master’s Degree in Business Administration from Columbia University, New York and continued his career at McKinsey. For a year following business school, he was an associate at McKinsey & Co. From 1973 until 1985, he held a series of positions with Saint Gobain, culminating with his appointment as President of the Saint Gobain flat glass division. In 1985, Paolo Scaroni became CEO of Techint. During his time at Techint, he was also Vice President of Falck and executive Vice President of SIV, a joint venture between Techint and Pilkington plc. He joined Pilkington in 1996 and was group CEO until May 2002. From May 2002 to May 2005 he was CEO of Enel, Italy’s leading electricity utility. Paolo Scaroni is a member of the Board of Assicurazioni Generali SpA, of LSEG plc (London Stock Exchange Group), of Veolia Environment (Paris), of the Board of Overseers of Columbia Business School (New York) and of the Board of Fondazione Teatro alla Scala. He was Chairman of Alliance Unichem plc (UK) from 2005 to July 2006. In November 2007 he was made a member of the prestigious Legion d’honneur of France.

Alberto Clô
Alberto Clô graduated in Political Science. He is Associate Professor of Industrial Economics at the University of Bologna and was Minister of Industry and Minister of Foreign Trade ad interim in 1995 and 1996. During the Italian presidency of the European Union he was chairman of the Council of Ministers of Industry and Energy of the European Union. In 1996 he was awarded the title of Cavaliere di Gran Croce al Merito of the Republic of Italy. He is founder and editor of “Energia” journal. Until December 31, 2007 he was director of ASM Brescia SpA. Currently he is director of Atlantia SpA, Italcementi SpA and De Longhi SpA. He has been an independent director of Eni since May 1999.

Paolo Andrea Colombo
Paolo Andrea Colombo graduated in Business Economics from the Bocconi University and qualified as a professional accountant and auditor in 1985. He is professor of Accounting and Financial Reporting at the Bocconi University, Milan. He is partner of Borghesi Colombo & Associati, a consultancy firm specialized in corporate finance, mergers and acquisitions, strategy and corporate governance. He is a member of the Board of Directors of Mediaset, Ceresio Sim and Versace, Chairman of the Board of Statutory Auditors of Aviva Vita SpA and Interbanca SpA, and member of the Board of Statutory Auditors of Sirti, A. Moratti Sapa, Humanitas Mirasole, Credit Agricole Assicurazioni Italia and Iniziativa Gestione Investimenti SGR SpA. In Eni, he was member of the Board of Statutory Auditors (2002-2005) and Chairman of the same Board for a three year period until June 2008. He has been Chairman of Eni’s audit committee since May 2005. He has been an independent director of Eni since June 2008.

Paolo Marchioni
Paolo Marchioni is a qualified lawyer specializing in penal and administrative law. He acts as a consultant to government agencies and business organizations on business, corporate, administrative and local government law (and held various positions. He was Mayor of Baveno (Verbania) from April 1995 to June 2004 and Chairman of the Assembly of Mayors of Con.Ser.Vco from September 1995 to June 1999. He serves in various positions within government agencies and institutions. From October 2001 to April 2004 he was a director of C.i.m SpA of Novara (merchandise interport centre), from December 2002 to December 2005 a director and executive committee member of Finpiemonte SpA and from June 2005 to June 2008 Director of Consip SpA. He has been an independent director of Eni since June 2008.

Marco Reboa
Marco Reboa has a degree in Business Administration from the Bocconi University, Milan. He is a chartered accountant and public auditor. He is Professor of law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza and author of essays on corporate governance, economic and legal issues. He is the editor of “Rivista dei Dottori Commercialisti” and is a professional advisor in Milan. He is a member of the Board of Directors of Luxottica and Interpump Group SpA. He is Chairman of the Board of Statutory Auditors of Mediobanca and member of the Board of Statutory Auditors of Gruppo Lactalis SpA, Egidio Galbani SpA and Big Srl. He has been an independent director of Eni since May 2005.

Mario Resca
Mario Resca has a degree in Economics from the Bocconi University, Milan. He is Chairman of Finbieticola SpA and Confimprese. He is Director of Mondadori SpA. As a graduate he worked for the Chase Manhattan Bank. In 1974 he was appointed director of Biondi Finanziaria (Fiat Group) and from 1976 to 1991 he was partner of Egon Zehnder. In this period he was appointed director of Lancôme Italia and of companies belonging to the Rizzoli-Corriere della Sera Group and Versace Group. He was decorated as Cavaliere del Lavoro in 2002. He is Chairman of the American Chamber of Commerce. He also served as Chairman of Sambonet SpA, Kenwood Italia SpA and was a founding partner of Eric Salmon & Partners. In 2008 he was appointed General Director of Italian museums by the government. He has been an independent director of Eni since May 2002.

(*)	Appointed by the Ordinary Shareholders’ Meeting held on June 10, 2008 for a three year period. Paolo Scaroni was re-appointed Group Chief Executive Officer. The Board expires at the date of approval of the financial statements for the 2010 financial year.

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ENI IN 2009 DIRECTORS AND OFFICERS

Pierluigi Scibetta
Pierluigi Scibetta graduated in Economics from the University La Sapienza, Rome. He is a chartered accountant and auditor and has been appointed director and auditor of a number of public bodies and companies. In 2003 he was appointed director of the Istituto Superiore per la Previdenza e la Sicurezza sul Lavoro - ISPESL (the State Agency for Employee Safety) and of Gestore del Mercato Elettrico SpA. He has been an independent director of Eni since May 2005.

Francesco Taranto
Francesco Taranto graduated in Economics from the Catholic University of Milan. He began working in 1959, in a stock brokerage in Milan; from 1965 to 1982 he worked at Banco di Napoli, as deputy director of the stock market and securities office. He was director of securities funds at Eurogest from 1982 to 1984, general director and chief executive officer of Interbancaria Gestioni from 1984 to 1987. He is also a member of the steering council of Assogestioni and of the corporate governance committee for listed companies set up by Borsa Italiana. He was a director of Enel SpA from October 2000 to June 2008. Currently he is director of and is currently a member of the Board of directors of Cassa di Risparmio di Firenze, Pioneer Global Asset Management (Unicredit group), Kedrios. He has been an independent director of Eni since June 2008.

BOARD COMMITTEES
Internal Control Committee:
Marco Reboa - Chairman,
Paolo Marchioni, Pierluigi Scibetta
and Francesco Taranto.

Compensation Committee:
Mario Resca - Chairman,
Alberto Clô, Paolo Andrea Colombo
and Francesco Taranto.

Oil - Gas Energy Committee:
Alberto Clô - Chairman,
Paolo Andrea Colombo, Marco Reboa,
Mario Resca and Pierluigi Scibetta.

BOARD OF STATUTORY AUDITORS
Ugo Marinelli - Chairman
Statutory Auditors:
Roberto Ferranti
Luigi Mandolesi
Tiziano Onesti
Giorgio Silva

EXTERNAL AUDITORS
PricewaterhouseCoopers SpA

GROUP OFFICERS
Paolo Scaroni
Chief Executive Officer
Alessandro Bernini
Chief Financial Officer
Salvatore Sardo
Chief Corporate Operations Officer
Stefano Lucchini
Senior Executive Vice President for Public Affairs and Communication
Massimo Mantovani
Senior Executive Vice President for Legal Affairs
Rita Marino
Senior Executive Vice President for Internal Audit
Leonardo Maugeri (1)
Senior Executive Vice President for Strategies and Development
Roberto Ulissi
Senior Executive Vice President for Corporate Affairs and Governance
Umberto Vergine (2)
Senior Executive Vice President for Studies and Researches
Raffaella Leone
Executive Assistant to the Chief Executive Officer

ENI DIVISIONS OFFICERS

EXPLORATION & PRODUCTION
Claudio Descalzi
Chief Operating Officer
Marco Alverà
Executive Vice President for Russia, North Europe and Americas Region
Federico Arisi Rota
Executive Vice President for Venezuela Program
Luca Bertelli
Senior Vice President for Exploration and Unconventional
Roberto Casula
Senior Vice President for Sub-Saharan Region
Giambattista De Ghetto
Senior Vice President for Research and Technological Innovation

Gino Giannone
Executive Vice President for Iraq Program
Guido Michelotti
Executive Vice President for North Africa and the Middle East Region
Massimo Mondazzi
Executive Vice President for Central Asia, Far East and Pacific Region
Antonio Panza
Senior Vice President for Development
Donatella Anna Ranco
Senior Vice President for International Negotiations
Giuseppe Tannoia
Senior Vice President for South Europe Region
Antonio Vella
Executive Vice President for Operations

GAS & POWER
Domenico Dispenza
Chief Operating Officer
Daniele De Giovanni
Senior Vice President for Supply Portfolio Development
Paolo Formica
Senior Vice President for Gas Storage Development Project
Francesco Giunti
Executive Vice President for Portfolio & Risk Management and Regulatory Affairs
Carlo Eligio Gramola
Senior Vice President for Investments and Technical Services
Angelo Zaccari
Executive Vice President for Italian Market
Erwin Van Bruysel
Executive Vice President for Long Term Gas Supply

REFINING & MARKETING
Angelo Fanelli (3)
Chief Operating Officer
Roberto Amari
Senior Vice President for Supply
Claudio Calabresi
Executive Vice President for Wholesale
Domenico Elefante
Executive Vice President for Refining
Paolo Grossi
Executive Vice President for Retail
Sergio Lucchi
Executive Vice President for Industrial Sector and Primary Logistics
Giacomo Rispoli
Senior Vice President for Technological Research and Development
Simberto Senni Buratti
Senior Vice President for Technical Development & Projects

ENGINEERING & CONSTRUCTION
Marco Mangiagalli
Chairman
Pietro Franco Tali
Chief Executive Officer

(1)	Held this position until March 4, 2010.
(2)	Appointed on March 23, 2010.
(3)	Appointed on April 6, 2010 replacing Angelo Caridi.

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ENI IN 2009 DIRECTORS AND OFFICERS

■ REMUNERATION
General Criteria
The Eni Remuneration System is intended to strengthen values, skills and competencies that are consistent with the culture and strategy of the company, recognizing the responsibilities assigned, the results achieved, the quality of professional contributions and the potentiality of development of the resource in the context of the relevant international remuneration markets.
An important element of Eni’s remuneration policy is the variable incentive scheme associated with the achievement of economic/financial, business development and operating targets established to ensuring the sustainability of results and the creation of value for shareholders over a medium to long-term period, in accordance with Eni’s Strategic Plan. The remuneration system is complemented by benefits, which consist of goods and services primarily associated with supplementary social security and health care.
The remuneration of the Board Members is determined by the Shareholders’ Meeting.
Remuneration of the Board Members invested with particular powers (Chairman and Chief Executive Officer) is determined by the Board of Directors on proposal of the Compensation Committee after consultation with the Board of Statutory Auditors.
The general criteria for the remuneration of managers with strategic responsibilities are approved by the Board of Directors, on proposal of the Compensation Committee, which examined the indications of the CEO.

Remuneration paid to members of the Board of Directors, Chief Operating Officers and other managers with strategic responsibilities is reported in the table below for the year 2009.

(euro thousand)
Name	Position	Emoluments for service at Eni SpA	Non-cash benefits	Bonuses and other incentives (a)	Salaries and other elements	Total
Board of Directors
Roberto Poli	Chairman	765		400		1,165
Paolo Scaroni	CEO	430	1	2,824	1,017	4,272
Alberto Clô	Director	162		10		172
Paolo Andrea Colombo	Director	96		10		106
Paolo Marchioni	Director	107		10		117
Marco Reboa	Director	163		10		173
Mario Resca	Director	162		10		172
Pierluigi Scibetta	Director	96		10		106
Francesco Taranto	Director	153		10		163
Chief Operating Officers
Claudio Descalzi	Exploration & Production		3	772	734	1,509
Domenico Dispenza	Gas & Power		1	1,002	745	1,748
Angelo Caridi	Refining & Marketing		2	648	642	1,292

Other managers with strategic responsibilities (b)			15	4,179	4,266	8,460

(a)	Based on annual incentive plan related to performance achieved in 2008 (euro 6,283 thousand) and payment of the deferred monetary incentive granted in 2006 (euro 3,612 thousand).
(b)	Managers, who during the year, have been members of Eni’s Management Committee with the CEO and the Chief Operating Officers of Eni divisions, and Eni Senior Executive Vice Presidents who report directly to the CEO (8 managers).

Follows a description of each element of remuneration:
- in the column “Emoluments for service at Eni SpA” are reported fixed fees paid to non-executive and executive directors, fixed fees paid to Directors attending the Committees formed by the Board of Directors, and fees paid to Statutory Auditors. Fixed fees earned by the Chairman and the CEO include also fees earned for the powers delegated to them by the Board;
- in the column “Non-cash benefits” are reported amounts referring to all fringe benefits, including insurance policies;
- in the column “Bonuses and other incentives” are reported the portion of fees linked to performances which was awarded in the year to both non-executive directors and executive directors, and the portion of salaries linked to performances which was awarded in the year to the CEO, the Chief Operating Officers of Eni’s Divisions and other managers with strategic responsibilities;
- in the column “Salaries and other elements” are reported base salaries and elements associated to salary paid to the	CEO, the Chief Operating Officers of Eni’s Divisions and other managers with strategic responsibilities, and indemnities paid upon termination of the employment contract. Referring to the Statutory Auditors, fees paid for positions held on the Board of Statutory Auditors in Eni’s subsidiaries are also reported.

Long term incentive schemes
In March 2006, the Board of Directors approved a new long-term incentive scheme for senior managers of Eni Group companies (excluding listed subsidiaries), as proposed by the Compensation Committee.
This new scheme is designed to motivate more effectively and retain managers, linking incentives to targets and performance achieved in a tighter way than in previous incentives schemes. In the 2006-2008 three year period that incentive scheme was composed of a deferred monetary bonus, linked to the achievement of certain business growth

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ENI IN 2009 DIRECTORS AND OFFICERS

and operating efficiency targets, and stock option grants based on the achievement of certain targets in terms of total shareholder return. In 2009, the Company decided to discontinue the stock option plan. The deferred monetary bonus plan has been retained.

Deferred monetary bonus
This leg of the long-term incentive scheme provides a basic bonus which is paid three years later according to a variable amount equal to a percentage ranging from 0 to 170% of the amount established for the target performance in relation to	the performances achieved in the three-year period following the award as approved by the Board of Directors. Performances are measured in terms of achievement of annual EBITDA targets preset for the 2007-2009 period, as assessed by comparing actual yearly results with set targets under a constant trading environment.
The following table sets out the basic bonus awarded in the year 2009 to the CEO and to the Chief Operating Officers of Eni’s Divisions, and the total amount awarded to other managers with strategic responsibilities.

Name	Deferred bonus awarded
(euro thousand)
Paolo Scaroni	CEO and General Manager of Eni	787
Claudio Descalzi	Chief Operating Officer of the E&P Division	340
Domenico Dispenza	Chief Operating Officer of the G&P Division	350
Angelo Caridi	Chief Operating Officer of the R&M Division	307
Other managers with strategic responsibilities (a)		1,612

(a)	No. 8 managers.

With reference to Eni Board of Directors’ resolution to discontinue the Eni stock option plan for 2009 and the relevant commitment to the CEO of adopting an alternative incentive scheme with the same financial effectiveness, it has been approved a new long-term monetary incentive plan in behalf of the CEO to replace and compensate the Eni stock option plan for 2009, whose value and characteristics are comparable with those of the former plan.
Performance conditions of this plan are set in terms of variation of the Adjusted Net Profit + Depletion Depreciation & Amortization (DD&A) measured on 2009-2011 three-year period and compared, in relative terms, to that of the other six largest international oil companies for market capitalization.
The incentive assigned in 2009 to the CEO amounted to	euro 2,716,391 and it will be paid in 2012, after a three-year vesting period, in a percentage ranging from 0 to 130% of the amount assigned in 2009 in relation to the performance achieved in the reference three-year period. This new incentive scheme will be adopted in favor of the Company’s senior managers in 2010.

Overall remuneration of key management personnel
Total remuneration of personnel responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive directors, Chief Operating Officers and other managers holding strategic responsibilities[1] amounted to euro 35 million for 2009 as recognized in the profit and loss account. The break-down is as follows:

(euro million)	2008	2009 (*)
Fees and salaries	17	20
Post employment benefits	1	1
Other long-term benefits	3	10
Fair value stock grants/options	4	4
	25	35

(*)	The increase from 2008 amounts is attributable to a different composition of key managers and to the introduction of deferred bonus, substituting stock options. The fair value of such bonus is accounted in the year. While the fair value of stock options was accounted pro-quota along the duration of the plan.

(1)	Managers who have been members of the Eni’s Management Committee, with the CEO and the Chief Operating Officers of Eni’s Divisions, and Eni Senior Executive Vice Presidents who report directly to the CEO.

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■ ENI SHARES
Eni’s shares are listed in Milan on the “Mercato Telematico Azionario” or MTA. In the USA, the Company’s securities are traded in the form of ADSs (American Depositary Shares) which are listed on the New York Stock Exchange. ADSs are evidenced by American Depositary Receipts (ADRs), and each ADR represents two Eni ordinary shares. The depositary receipts are issued, cancelled and exchanged at the office of JPMorgan Chase Bank of New York, 60 Wall Street, 36th Floor, NY 10260, as depositary (the “Depositary”) under a deposit agreement between Eni, the Depositary and the holders of ADRs.

DIVIDENDS

Eni announces dividends on its ordinary shares in terms of euros.
For the fiscal year 2009, the Annual Shareholders’ Meeting convened on April 29, 2010, approved the dividend proposal made by the Board of Directors to pay a euro 1.00 a share dividend for 2009. Eni paid an interim dividend for fiscal year 2009 amounting to euro 0.50 per share to shares on the register at the ex-dividend date (September 21, 2008). Following shareholders approval, the balance of euro 0.50 to the 2009 dividend is scheduled for payment on May 27, 2010 (being the ex-dividend date May 24, 2010).Holders of ADRs will receive euro 1.00 per ADR, payable on June 4, 2010 to ADR holders as of May 26, 2010 record date.

Eni intends to continue paying interim dividends in the future.	Holders of ADRs receive their dividends in US dollars. The rate of exchange used to determine the amount in dollars is equal to the official rate recorded on the date of dividend payment in Italy (May 27, 2010). On ADR payment date, JPMorgan Chase Bank, N.A. pays the dividend less the amount of any withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s gross dividend. By submitting to JPMorgan Chase Bank, NA (“JPMorgan”) certain required documents with respect to each dividend payment, US holders of ADRs will enable the Italian Depositary bank and JPMorgan as ADR Depositary to pay the dividend at the reduced withholding tax rate of 15%. US shareholders can obtain relevant documents as well as a complete instruction packet to benefit from this tax relief by contacting Eni’s Corporate Secretary or JPMorgan - Globe Tax Services at 1-800-929-5484.
PUBLICATIONS

FINANCIAL CALENDAR		1	Annual Report 2009 a comprehensive report on Eni’s activities and results for the year.

The dates of the Board of Directors’ meetings to be held during 2010 and yearly 2011 in order to approve/review the Company’s quarterly and semi-annual, and annual preliminary results are the following:		2	Annual Report on Form 20-F 2009 a comprehensive report on Eni’s activities and results to comply with the reporting requirements of the US Securities Exchange Act of 1934 and filed with the US Securities and Exchange Commission.

Results for the first quarter of 2010	April 23, 2010	3	Fact Book 2009 a report on Eni’s businesses, strategies, objectives and development projects.

Results for the second quarter and first half of 2010 and proposal of interim dividend for the financial year 2010	July 28, 2010	4	Sustainability Report 2009 provides readers with a thorough presentation of Eni’s commitment to the global sustainability issue. It describes the main interactions of Eni’s activities on human resources, the environment, communities and the territory, focusing on improvement targets and results achieved.

Results for the third quarter of 2010	October 28, 2010	These and other Eni publications are available on Eni’s internet site www.eni.com, in the section Publications (www.eni.com/sites/ENI_en_IT/documentation/documentation.page? type=bilrap&leftbox=documentazione&doc_from=hpeni_left). Shareholders may receive a hard copy of Eni’s publications, free of charge, by filling in the request form found in the section Publications or through an email request addressed to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.
Any other information relevant to shareholders and investors can be found at Eni’s website under the “Investor Relations” section.
Preliminary full-year results for the year ending December 31, 2010 and dividend proposal for the financial year 2010	February 2011

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Energy conversion table

Oil (average reference density 32.35 ƒAPI, relative density 0.8636)

1 barrel	(bbl)	158.987	l oil[a]	0.159	m^3 oil	162.602	m^3 gas			5,742	ft^3 gas
						5,800,000	btu				
1 barrel/d	(bbl/g)	~50	t/year								
1 cubic meter	(m^3)	1,000	l oil	6.29	bbl	1,033	m^3 gas			36,481	ft^3 gas
1 tonne oil equivalent	(tep)	1,160.49	l oil	7.299	bbl	1.161	m^3 oil	1,187	m^3 gas	41,911	ft^3 gas

Gas

1 cubic meter	(m^3)	0.976	l oil	0.00615	bbl	35,314.67	btu			35,315	ft^3 gas
1,000 cubic feet	(ft^3)	27.637	l oil	0.1742	bbl	1,000,000	btu	27.317	m^3 gas	0.02386	tep
1,000,000 British thermal unit	(btu)	27.4	l oil	0.17	bbl	0.027	m^3 oil	28.3	m^3 gas	1,000	ft^3 gas
1 tonne LNG	(tGNL)	1.2	toe	8.9	bbl	52,000,000	btu			52,000	ft^3 gas

Electricity

1 megawatthour=1,000 kWh	(MWh)	93.532	l oil	0.5883	bbl	0.0955	m^3 oil	94.448	m^3 gas	3,412.14	ft^3 gas
1 terajoule	(TJ)	25,981.45	l oil	163.42	bbl	25.9814	m^3 oil	26,939.46	m^3 gas	947,826.7	ft^3 gas
1,000,000 kilocalories	(kcal)	108.8	l oil	0.68	bbl	0.109	m^3 oil	112.4	m^3 gas	3,968.3	ft^3 gas

(a) l oil: liters of oil.

Conversion of mass

	kilogram (kg)	pound (lb)	metric ton (t)
kg	1	2.2046	0.001
lb	0.4536	1	0.0004536
t	1,000	22,046	1

Conversion of length

	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1

Conversion of volumes

	cubic foot (ft^3)	barrel (bbl)	liter (lt)	cubic meter (m^3)
ft^3	1	0	28.32	0.02832
bbl	5.615	1	159	0.158984
l	0.035311	0.0063	1	0.001
m^3	35.3107	6.2898	10^3	1

Contents

Contents
Investor Relations Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan) Tel. +39-0252051651 - Fax +39-0252031929 e-mail: investor.relations@eni.com eni spa
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital stock as of December 31, 2009: euro 4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Sustainability Report (in Italian and English)
Fact Book (in Italian and English)
Eni in 2009 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998

Internet Home page: eni.com
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Opera
Cover: In Area - Rome - Italy
Layout and supervision: Korus - Rome - Italy
Printing: Marchesi Grafiche Editoriali SpA - Rome - Italy
Printed on environment friendly paper: Fedrigoni Symbol
Freelife Satin and Freelife Vellum

Contents